Exhibit T3E-2

ANNEX A

INFORMATION ABOUT THE COMPANY

AVAILABLE INFORMATION

We are not subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended. We are required to furnish certain information, including periodic information such as quarterly and annual reports, to the CNBV and to the BMV, which will be available in Spanish for inspection through the BMV’s website at www.bmv.com.mx.

An application is expected to be made to list the New Notes on the Official List of the Luxembourg Stock Exchange and to trade on the Euro MTF market.  This statement forms, in all material respects, the listing memorandum for admission to the Luxembourg Stock Exchange.  We will be required to comply with any undertakings given by us from time to time to the Luxembourg Stock Exchange in connection with the New Notes, and to furnish to it all such information as the rules of the Luxembourg Stock Exchange may require in connection with the listing of the New Notes.

Our principal executive offices are located at Avenida Guillermo González Camarena No. 2000, Colonia Santa Fe Centro Ciudad, Mexico City, 01376 and our telephone phone number is (52) 55-5147-1111. Our website is www.maxcom.com. Our website and the information contained on our website are not part of this statement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This statement contains forward-looking statements.  Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions.  Forward-looking statements are statements related to future, not past, events.  In this context, forward-looking statements often address our expected future prospects, developments, business and financial performance, and often contain words such as “expects,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “will,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “could” or “would.” Accordingly, our actual results of operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements.  Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

These statements are based on management’s current expectations, assumptions and beliefs in light of the information currently available to it.  These expectations, assumptions and beliefs also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Potential risks and uncertainties include, without limitation:

•                       our ability to service our debt;

•                       our low and diminishing cash balances and increases in our trade payables and other current liabilities;

•                       our ability to implement our business plan;

•                       limitations on our access to sources of financing on competitive terms;

•                       our need for substantial capital;

•                       competition in local services, data, and Internet services;

•                       our history of operating losses;

•                       significant economic or political developments in Mexico and the U.S.;

•                       changes in technology affecting our ability to provide services or provide services efficiently;

•                       changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•                       customer attrition;

•                       interpretation of the terms of our concessions;

•                       the revocation or termination of our concessions;

•                       the outcome of our current disputes with Mexican regulatory agencies;

•                       general economic conditions, including the economic slow-down in the U.S. and Mexico, due to the global financial crisis;

•                       the global telecommunications downturn;

•                       performance of financial markets and thus our ability to refinance our financial obligations when they come due;

•                       the risks associated with our ability to implement our strategy;

•                       technological innovations;

•                       currency fluctuations and possible high rates of inflation in Mexico;

•                       currency exchange rates, including the Mexican peso — U.S. dollar exchange rate;

•                       changes in the policies of central banks and/or foreign governments; and

•                       other factors described under “Risk Factors” and elsewhere in this statement.

All forward-looking statements and risk factors included in this statement are made as of the date on the front cover of this statement, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement or risk factor, whether as a result of new information or future developments.  Factors or events may emerge that could cause our actual results to differ from the forward-looking statements in this statement and it is not possible for us to predict all of them.  For all of the reasons above, you are cautioned against placing undue reliance on forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

This statement contains our audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017 (the “Annual Audited Financial Statements”) and our earnings report attaching unaudited interim condensed consolidated financial statements as of March 31, 2019 for the three months ended March 31, 2018 and March 31, 2019 (the “Interim Unaudited Financial Statements”), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Boards (“IFRS”).

IFRS comprise standards and interpretations approved by the International Accounting Standards Boards (“IASB”) as well as Standing Interpretations Committee (“SIC”) interpretations approved by the IASC that remain in effect. Generally accepted accounting principles in the United States are referred to as “U.S. GAAP” and consist of accounting rules and guidance established by the Financial Accounting Standards Board and various other regulatory bodies. Unless otherwise indicated, financial information in this statement is presented on a consolidated basis.

Currency Information

Unless otherwise specified, references to “US$” and “U.S. dollars” are to the lawful currency of the United States.  References to “Ps.” and “pesos” are to Mexican pesos, the lawful currency of Mexico.

This statement contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These convenience translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the specified rate or at all.  Furthermore, the exchange rate for purposes of the convenience translation is not necessarily the same rate we used in preparing our financial statements, which means that U.S. dollar-denominated items, including U.S. dollar-denominated expenses and liabilities, may have been translated into Mexican pesos using one exchange rate (or an average exchange rate) and have been retranslated into U.S. dollars for convenience of the reader using the convenience translation exchange rate.

Unless otherwise indicated, the exchange rate used for purposes of convenience translations is the buying rate for pesos reported by the Banco de Mexico on March 31, 2019 of Ps.19.3201 per US$1.00.  See “Exchange Rates.”

Note Regarding Non-GAAP Financial Measures

A body of generally accepted accounting principles is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.  We disclose in this statement certain non-GAAP financial measures, including Adjusted EBITDA. In accordance with our financial statements prepared under IFRS, Adjusted EBITDA is equal to consolidated net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses, tax and stock option plan cost.  Because Adjusted EBITDA excludes depreciation and amortization, net finance cost, other (income) expenses, tax and stock option plan expense, it provides an indicator of general economic performance similar to EBITDA that is not affected by non-cash compensation items.  Working capital is equal to current assets (excluding cash and cash equivalents) less current liabilities (excluding current installments of obligations under capital leases and accrued interest).  Accordingly, we believe that these types of measurements are useful for comparing general operating performance from period to period and making certain related management decisions.

Rounding Adjustments

Certain figures included in this statement have been rounded for ease of presentation.  Percentage figures included in this statement have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding.  For this reason, certain percentage amounts in this statement may vary from those obtained by performing the same calculations using the figures in our financial statements included elsewhere in this statement.  Certain other amounts that appear in this statement may not sum due to rounding.

Industry and Market Data

Market data and other statistical information used throughout this statement are generally based on independent industry publications, government publications, reports by market research firms or other published independent sources.  Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.  We only take responsibility for the correct reproduction and extraction of such information.  Some data are also based on our estimates, which are derived from our review of internal surveys, as well as independent sources.

In addition, in many cases, we have based certain statements contained in this statement regarding our industry and our position in the industry on certain assumptions concerning our customers and competitors.  These assumptions are based on our experience in the industry and our own investigation of market conditions.  We cannot assure you as to the accuracy of any such assumptions, and such assumptions may not be indicative of our position in our industry

RISK FACTORS

Investing in the New Notes involves risk. You should consider carefully the following factors, among others, as well as all other information in this statement, before making a decision whether to participate in the exchange offer and the consent solicitation. The risk factors below describe certain potential risks and uncertainties related to our business and an investment in the New Notes.  The risks described below are not the only risks we face.  Additional risks and uncertainties not currently known to us that we currently deem to be immaterial may also materially adversely affect us, which could also result in the loss of all or part of your investment in the New Notes.  Realization of these risks could materially adversely affect our business, financial condition and results of operations.

This statement also contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this statement.  See the “Risk Factors” section in the first part of this statement for a discussion of other risks related to the New Notes.

Risks Related to Our Business

Because we have a history of losses and may continue to incur significant expenses, we may not be able to generate sufficient cash flows to meet our debt service obligations and implement our business plan.

We have had a history of negative operating cash flows and could face difficulties in meeting our debt service obligations. We incurred losses of Ps.9.1 million (US$0.5 million) for the three months ended March 31, 2019 as compared to gains of Ps.17.2 million (US$0.9 million) for the three months ended March 31, 2018, and losses of Ps.315.3 (US$16 million) for the year ended December 31, 2018, compared to losses of Ps.15.9 million for the year ended December 31, 2017 and losses of Ps.2,118.2 million (US$102.7 million) recorded in 2016. The losses for the three months ended March 31, 2019 are mainly related to lower operating income primarily due to a decrease in our revenue stream from our residential and wholesale business units when compared to the three months ended March 31, 2018, a decline which we expect to continue as we conclude our intended divestiture of our residential business unit.

As of December 31, 2017, we incurred losses representing more than two-thirds of our capital stock. On January 16, 2018, our shareholders approved a reduction of accumulated losses totaling Ps.6,327.8 million in the variable portion of our capital stock, by way of an extraordinary general shareholders’ meeting.  We recorded this capital reduction in our financial statements for the year ended December 31, 2018.

In addition, our business plan, which contemplates the expansion of our network and services, requires significant capital expenditures. Our ability to fund our debt service obligations, our operating expenses, and any intended capital expenditures will depend on our ability to retain our existing customer base, develop a significantly larger customer base and increase our operating cash flows. However, we may not succeed in retaining existing customers and attracting more customers and as a result our business may not generate sufficient operating cash flows to meet our existing debt service obligations or implement our business plan.

In the event we continue to incur significant losses, we may not be able to service all of our debt obligations or fund our capital expenditure plan which could have a material adverse effect on our business, results of operations and financial condition. We recently experienced a credit rating downgrade to “CCC” from Standard & Poor’s Rating Service (“S&P”) with a negative credit outlook. This negative credit outlook reflects a high likelihood that we will experience a default within the next 12 months in order to address the long-term sustainability of our capital structure. If we cannot service our debt obligations, we may have to take actions such as selling assets, seeking additional equity investments, reducing or delaying capital expenditures, strategic acquisitions, investments and alliances, or restructuring our indebtedness pursuant to in court or out of court procedures, any of which could materially harm our business, results of operations and financial condition.

We are experiencing low and declining cash balances and increases in our trade accounts payable and other current liabilities, which may result in the lack of sufficient cash to meet our debt service obligations and operating expenses.

We have cash balances that have been declining. As of December 31, 2018 and March 31, 2019, our cash and temporary investment balance was Ps.457 million (US$23 million) and Ps.386 million (US$20 million), respectively. In addition, our trade accounts payable and other current liabilities have increased significantly since December 31, 2018. If our trade accounts payable and other current liabilities continue to increase and our cash balances continue to decline, and if we are not able to increase our cash reserves through capital contributions, through asset sales or through the generation of increased operating cash flows, we may not be able to meet our debt service obligations under the old notes, the New Notes and our other liabilities and operating expenses. We may also lack the necessary cash to make the significant capital expenditures required under our business plan for the expansion of our network and services and we may not have sufficient cash to make the capital expenditures required to maintain our network. Unless we are able to increase our cash balances, our business, financial condition and results of operations may be materially adversely affected.

We may be unable to divest our equity participation in Celmax, which may result in increased risk exposure and inability to shift our financial and operational capabilities to our core business unit.

We are currently considering a partial or total divestment of our equity participation in Celmax Movil, S.A. de C.V. (“Celmax”) due to its negative cash flows for the past three years.  We currently hold 51% of Celmax and intend to focus our financial and operational capabilities on strengthening our market share within the commercial business segment. As a result, maintaining our investment in Celmax is no longer strategically feasible. If we are unable to divest our interest in Celmax, this may have a negative impact on our cash flows, which may have a material adverse effect on our overall business performance, financial conditions and results of operations.

We may be unable to maintain or expand our network in a timely manner or without undue cost.

Our ability to achieve our strategic objectives will depend in large part upon the successful, timely and cost effective expansion of our network. Factors that could affect such build-out include:

•                  municipal or regional political events or local rulings;

•                  our ability to obtain permits to use public rights of way;

•                  state municipal elections and change of local government administration;

•                  our ability to generate cash flow or to obtain future financing necessary for such build-out;

•                  unforeseen delays, costs or impediments relating to the granting of municipal and state permits for our build-out;

•                  delays or disruptions resulting from physical damage, power loss, defective equipment or the failure of third party suppliers or contractors to meet their obligations in a timely and cost-effective manner; and

•                  regulatory and political risks relating to Mexico, such as the revocation or termination of our concessions, the temporary seizure or permanent expropriation of assets, import and export controls, political instability, changes in the regulation of telecommunications and any future restrictions or easing of restrictions on the repatriation of profits or on foreign investment.

Although we believe that our cost estimates and expansion schedule are reasonable, we cannot assure you that the actual construction costs or time required to complete the build-out will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan, including the development of a significantly larger customer base, resulting in revenues and net income being less than expected.

The loss of our key personnel or if we are unable to integrate new personnel in connection with the Recapitalization Transactions, could harm our business, results of operations and financial condition.

Our operations are managed by a small number of executive officers and key management personnel. Our continued success, including our ability to effectively expand our network, provide existing services and develop and introduce new services, largely depends on the efforts and abilities of our executive officers and other key management employees, as well as our ability to hire and retain highly skilled and qualified management personnel. The competition for highly qualified management personnel in the telecommunications industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain the necessary management personnel. Between 2013 and 2017, we experienced significant turnover in our executive ranks, which adversely affected our ability to develop and execute our business strategies during such period. Our business could be materially and adversely affected if, for any reason, a number of our officers or key employees do not remain with us and we are unable to promptly replace them with qualified personnel.

We may not have sufficient personnel to effectively manage and grow our operations.

We are experiencing a significant strain on our administrative, operational and financial personnel. We anticipate that maintaining our operations and pursuing sustainable growth will require us to recruit and hire a significant number of new non-executive managerial, finance, sales and marketing, accounting and support personnel. If we are unable to attract and retain qualified personnel who can support the implementation of our business plan, the quality of our services may be impaired and we may face difficulties in retaining customers, and may be unable to grow our operations as planned.

Our results may be negatively impacted by high levels of churn or decreased revenues from existing customers resulting from efforts to limit churn rates.

We historically have experienced customer attrition, which we refer to as churn.  Churn results in the loss of future revenue from lost customers as well as the inability to recover the costs incurred to acquire those customers, such as installation costs and commissions. Churn occurs for several reasons which include disconnection of a customer for non-payment, disconnection of a customer who switches to a competing company and disconnection of a customer who requests termination of service. Our average monthly churn rate for the last three years has been 3.1%. Our churn rate for the three months ended March 31, 2019 was 1.6%. An increase in customer churn could have a material adverse impact on our revenue growth and in our results of operations, even if we could replace the customer deactivated with a new customer. Churn may be impacted by:

•                  customer delinquency;

•                  our limited coverage area that restricts our ability to continue providing service when a customer moves;

•                  our failure to meet service levels required by our customers;

•                  a decline in national or international economic conditions; and

•                  promotional and pricing strategies of our competitors.

In addition, we may experience decreased revenues from existing customers due to our efforts to limit churn rates, such as offering promotional pricing to maintain existing customers that might otherwise switch carriers or cancel particular services. High levels of churn or decreased revenues as a result of our efforts to combat churn may have a material adverse effect on our financial condition and results of operations.

Rapid technological advances may require us to make significant capital expenditures to maintain and improve the competitiveness of our service offerings.

The telecommunications industry is subject to rapid and significant changes in technology and requires the introduction of new products and services. Like other operators, we cannot predict the effect of technological changes on our business. New services and technological advances may offer additional opportunities for competitors to compete against us on the basis of cost, quality or functionality. In prior years, we were working on installing what we believe to be a technologically advanced fiber optic network with a microwave overlay, however, we cannot assure you that this technology will not be challenged by competition from new or improved digital or other technologies in the near future. In 2018, our capital expenditures were limited primarily to maintaining our existing network. Due to our low cash balance, we may be unable to replace or upgrade our installed technologies in response to competitors’ actions to build up their networks. Our future success depends, in part, on our ability to anticipate and respond in a timely manner to technological changes. This may require us to devote significant capital to the development, procurement or implementation of new technologies and we currently do not have and in the future may not have the resources to implement such technologies.

There can be no assurance as to the nature and extent of the impact of technological change on our viability or competitiveness. If any future technological change places at risk our viability or competitiveness, the cost of upgrading our products and technology to remain competitive could be significant and our ability to fund this upgrading may depend on our capability to obtain additional funding, which may not be available on terms acceptable to us or at all.

Our telecommunications network infrastructure has several vulnerabilities and limitations.

Our telecommunications network is the source of all our revenues, and any damages to or loss of our equipment or any problem with or limitation of our network whether accidental or otherwise, including network, hardware and software failures may result in a reduction in the number of our customers or usage level by our customers, our inability to attract new customers or increased maintenance costs, all of which would have a negative impact on our results of operations. The development and operation of our network is subject to problems and technological risks, including:

•                  physical damage;

•                  power surges or outages;

•                  capacity limitations;

•                  software defects as well as hardware and software obsolescence;

•                  breaches of security, whether by computer virus, break-in or otherwise;

•                  failure to interconnect with carriers linking us with our customers;

•                  denial of access to our sites for failure to obtain required municipal or other regulatory approvals; and

•                  other factors which may cause interruptions in service or reduced capacity for our customers.

Our operations also rely on a stable supply of utilities service. We cannot assure you that future supply instability will not impair our ability to procure required utility services in the future, which could adversely impact our business, financial condition and results of operations.

We are subject to delinquencies on our accounts receivable. If we are unable to limit payment delinquencies by our customers, or if delinquent payments by our customers increase, our financial condition and results of operations could be adversely affected.

Our business significantly depends on our customers’ ability to pay their bills and fulfill their obligations to us. In the three months ended March 31, 2019, we recorded provisions for doubtful accounts in the amount of Ps.3.5 million. In 2018, we recorded provisions for doubtful accounts in the amount of Ps.33.2 million, including taxes, primarily due to customers’ delinquencies. As of March 31, 2019, our provision for doubtful accounts as a percentage of our net revenues was 35.7%. As of December 31, 2018, our provision for doubtful accounts as a percentage of our net revenues was 11.9%.

If we are unable to successfully implement adequate policies to limit subscriber delinquencies or improve our selection of customers based on their credit records, persistent customer delinquencies and bad debt will continue to adversely affect our operating and financial results.

In addition, if the Mexican economy weakens due to, among other factors, a reduction in the level of economic activity, depreciation of the Mexican peso, an increase in inflation or an increase in domestic interest rates, a greater portion of our customers may not be able to pay their bills on a timely basis, which would require an increase to our provisions for doubtful accounts, thus adversely affecting our financial condition and results of operations.

Our inability to successfully upgrade our accounting, billing, customer service and management information systems as new technology becomes available could increase our churn rates, inhibit our ability to attract new customers and result in decreased revenue and increased costs.

Sophisticated information and processing systems are important to our existing operations, growth and our ability to monitor costs, deliver invoices, process customer orders, provide customer service and achieve operating efficiencies. We have upgraded our client support and monitoring systems in order to avoid customer deactivations due to billing and customer service failures. While we have installed systems we deem necessary to conduct our operations efficiently, we intend to upgrade our accounting and processing systems as new and more cost efficient technology becomes available. However, we cannot assure you that we will be able to successfully upgrade such systems as technology advances and any inability to do so could increase our churn rates, inhibit our ability to attract new customers and result in decreased revenue and increased costs and accordingly could materially and adversely affect our business, financial condition and results of operations.

Service interruptions due to natural disasters or unanticipated problems with our network infrastructure could result in customer loss.

Natural disasters or unanticipated problems with our network infrastructure could cause interruptions in the services we provide. The failure of a switch and our back-up systems would result in the interruption of service to the customers served by that switch until necessary repairs are completed or replacement equipment is installed. The successful operation of our network and its components is highly dependent upon our ability to maintain the network and its components in reliable enough working order to provide sufficient quality of service to attract and maintain customers. Any damage or failure that causes interruptions in our operations or lack of adequate maintenance of our network could result in the loss of customers and increased maintenance costs that would adversely impact our results of operations and financial condition.

We have backup data for our key information and data processing systems that could be used in the event of a catastrophe or a failure of our primary systems and have established alternative communication networks where available. However, we cannot assure you that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, software bugs, computer virus attacks or conversion errors due to system upgrading. In addition, any security breach caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, could have a material adverse effect on our business, results of operations and financial condition.

The intellectual property rights utilized by us, our suppliers or service providers may infringe on intellectual property rights owned by others.

Some of our products and services use intellectual property that we own or license from others. We also outsource services to service providers, including billing and customer care functions, that incorporate or utilize intellectual property. We and some of our suppliers and service providers have received, and may receive in the future, assertions and claims from third parties that the products or software utilized by us or our suppliers and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require us or an infringing supplier or service provider to cease engaging in certain activities, including selling, offering and providing the relevant products and services. Such claims and assertions could also make us subject to costly litigation and significant liabilities for damages or royalty payments or require us to cease certain activities or to cease selling certain products and services.

Our insurance coverage may not adequately cover losses resulting from the risks for which we are insured.

We maintain insurance policies for our network facilities and all of our corporate assets. This insurance coverage protects us in the event we suffer losses resulting from theft, fraud, natural disasters or other similar events or from business interruptions caused by such events. In addition, we maintain insurance policies for our directors and officers. We cannot assure, however, that such insurance will be sufficient or will adequately cover potential losses.

We could be adversely affected if major suppliers fail to provide needed equipment and services on a timely or cost-efficient basis or are unwilling to provide us credit on favorable terms or at all.

We rely on a few strategic suppliers and vendors, including Alcatel-Lucent, Microsoft, NEC, HP, Cisco, Oracle, Genband, ZTE and Infinera to provide us with equipment, materials and services that we need in order to expand and to operate our business. There are a limited number of suppliers with the capability of providing the network equipment and platforms that our operations and expansion plans require or the services that we require to maintain our extensive and geographically widespread networks. In addition, because the supply of network equipment and platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for us to replace the suppliers of this equipment. Suppliers of cables that we need to extend and maintain our networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables.

We also depend on network installation and maintenance services providers, equipment suppliers, call centers, collection agencies and sales agents, for network infrastructure, and services to satisfy our operating needs. Many suppliers rely heavily on labor; therefore, any work stoppage or labor relations problems affecting our suppliers could adversely affect our operations. Suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Similarly, interruptions in the supply of telecommunications equipment for networks could impede network development and expansion. If these suppliers fail to deliver products and services on a timely and cost-efficient basis that satisfies our demands or are unwilling to sell to us on favorable credit terms or at all, we could experience disruptions, which could have an adverse effect on our business, financial condition and results of operations.

We are subject to different corporate disclosure and accounting standards than U.S. companies.

As a non-U.S. issuer, investors may not be able to obtain as much publicly-available information about us as they would about U.S. issuers of publicly traded securities. Therefore, potential investors may not be able to easily ascertain the risks facing us as they would if we were a public U.S. company.

We may be unable to reach an agreement with Mexican tax authorities, which could result in us having to pay significant back-taxes.

In February 2019, we were notified by the Mexican Tax Administration Service (Servicio de Administración Tributaria or “SAT”) of a series of observations made by SAT as part of its 2015 auditing process. In these observations, SAT determined that we did not demonstrate sufficient evidence to meet the “materiality” and “indispensability” elements of interconnection operations with a telecom concessionaire and telecom reseller, both of which provided us with overseas call termination services. This determination puts us at risk of expense deductions incurred in 2015 as well as crediting Value Added Tax (VAT) paid to these suppliers, which could ultimately result in us having to pay significant back-taxes to the SAT. We are currently in the process of disputing these claims and have requested intervention from the Taxpayer Advocacy Office in order to ensure a satisfactory agreement with the SAT. If we are unable to reach an agreement with the SAT, we could be required to pay a significant amount in back-taxes, which could have an adverse effect on our financial condition and results of operations. See “Business—Legal Proceedings—VAT Arbitration”.

We may be unable to renew our lease agreement with the Mexican Federal Power Commission.

We currently have a lease agreement for the installation of fiber optic cables in the Golf Route region with the Mexican Federal Power Commission (Comision Federal de Electricidad, or “CFE”) that we inherited when we acquired Grupo Telereunion in 2006. The lease agreement has an initial term of 20 years and is expiring on June 23, 2019.  The lease agreement provides for automatic renewal of an additional 10-year term, which we are currently negotiating with the CFE. If the CFE imposes new terms and conditions on the lease agreement, we could face negative business consequences such as the potential loss of infrastructure in the Gulf Route and inability to comply with several infrastructure swap and IRU agreements, which could subject us to economic penalties and ultimately impede us from providing services in that area.  The risks associated with the possible non-renewal of this lease agreement would have an adverse effect on our financial conditions and results of operations.

We are currently involved in a litigation dispute with the Federal Institute of Telecommunications arising from a Ps.20 million sanction imposed on us and we may have to pay the full value of the sanction if we lose.

In 2011, the Federal Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) conducted a monopoly investigation of Grupo Televisa.  In connection with its investigation, the IFT requested specific information from us relating to Grupo Televisa’s operations and alleged monopoly practices.  The IFT claims that we did not respond to their information request in a timely manner and therefore imposed a sanction of approximately Ps.20 million on us. We have challenged the sanction on the basis that the IFT did not comply with the appropriate sanctions procedures. The litigation is still ongoing and we have not had to pay the sanctioned amount as of the date of the officering memorandum and consent solicitation statement. In the event the court rules in favor of the IFT, we will have to pay the Ps.20 million sanction, which would have a significant adverse effect on our financial condition and results of operations.

Risks Relating to the Mexican Telecommunications Industry

The constitutional amendment passed by the Mexican Federal Congress may have adverse effects on our business, results of operations and financial condition.

Effective June 12, 2013, the Mexican Congress enacted an amendment to the Mexican Constitution in connection with the telecommunications and broadcasting (radio and television) industries. This amendment to the Mexican Constitution (articles 6, 7, 27, 28, 73, 78, 94 and 105) is aimed at strengthening competition and providing the IFT with broader authority to regulate the telecommunication and broadcasting industries.

The amendment provides for a number of regulatory changes to these industries, including eliminating the limit on foreign investment in the telecommunications industry and raising the limit on foreign investment in the broadcasting industry from 49% to 100%. In addition, as a result of the IFT’s strengthened regulatory position, we are subject to increased bureaucracy in dispute resolution among carriers that may ultimately require settlement by the IFT. Although the amendment has resulted in a number of positive changes to the telecommunications industry, our business has also been negatively impacted by certain rulings, namely the elimination of domestic long-distance charges. We may continue to face regulatory changes which could adversely impact our financial condition and results of operations.

The telecommunications industry in Mexico is increasingly competitive, which may result in lower prices for telecommunications services, lower margins and/or a loss of market share.

The Mexican telecommunications industry is increasingly competitive and rapidly changing. We face significant competition from Telmex (the incumbent wireline telecommunications provider in Mexico) and Axtel- Alestra, as well as other telecommunications providers and new market entrants such as AT&T (which was formed from the merger of Nextel and Iusacell). Telmex is the largest telecommunications service provider in Mexico with a market share of approximately 64.2% in fixed telephone services, according to information provided by the IFT. In addition, cable operators who have substantial coverage of cities we currently serve may offer the same voice and data services we provide at lower prices since telephony income represents incremental revenue to cable operators.

Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do. Increased competition could result in fewer customers, reduced pricing, reduced gross and operating margins and loss of market share, any of which could harm our business. If we are unable to offer similar products at competitive pricing, we could lose our market share, which could produce significant adverse effects on our business results of operations.

Rate pressure could have a material adverse effect on our business, results of operations and our financial condition.

We expect the Mexican telecommunications market to continue to experience rate pressure, primarily as a result of:

•                  increased competition and focus by our competitors on increasing market share;

•                  technological advances that allow higher transmission capacities of both new and existing fiber optic networks, results in better margins and more bandwidth offering;

•                  increased participation by traditional fixed-line competitors in the provision of data and value-added services;

•                  the entrance of cable television operators into certain markets that we currently serve and the provision by such operators of services we have historically provided, such as telecommunications and broadband Internet;

•                  the entrance of new competitors or the Mexican Federal Power Commission (Comisión Federal de Electricidad, or “CFE”); and

•                  the merger or consolidation of some concessionaires (fixed-mobile-cable), which may affect market penetration.

Continued rate pressure could have a material adverse effect on our business, financial condition and results of operations if we are unable to generate sufficient traffic and increased revenues to offset the impact of decreased rates on our operating margin.

Moreover, these developments may lead to smaller operating margins, greater choices for customers and increasing movement of customers among competitors, which may make it more difficult for us to retain customers or attract new customers. The cost of adding new customers may also continue to increase, reducing profitability. In addition, as the cost of acquiring new customers is higher than the cost of maintaining existing customers, high levels of customer deactivations could have an adverse effect on our results of operations, even if we are able to obtain new customers for each lost customer.

We experience increasing pressure to reduce our rates in response to pricing competition. This pricing competition often takes the form of product bundling. Competing with service plans and promotions offered by our competitors may cause an increase in our marketing expenses and customer acquisition costs, which may adversely affect our results of operations. Our inability to compete effectively could result in loss of market share and could adversely affect our net operating revenue and profitability.

Our ability to compete successfully will depend on our network coverage, the quality of our network and service, our rates, customer service, marketing and our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including new services and technologies, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. If we are unable to respond to competition and compensate for declining prices by adding new subscribers, increasing usage and offering new services, our business, financial condition and results of operations could be adversely affected.

Our fixed-line telecommunications services face increased competition from mobile service providers and other fixed-line service providers, which may adversely affect our revenues and margins.

Our fixed-line telecommunications services face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services. We expect the number of fixed lines in service to continue to decline or stagnate, as certain customers eliminate their fixed-line services in favor of mobile services, and the use of existing fixed lines to decrease as customers substitute fixed-line calls with calls from mobile telephones as a result of lower mobile rates. The rate at which the number of fixed lines in service in Mexico may decline depends on many factors beyond our control, such as economic, social, technological and other developments in Mexico.

We also compete in the market for fixed-line services with other fixed-line service providers, primarily Telmex, and Axtel-Alestra, MCM, Metrocarrier and Bestel. In addition to direct competition, we also face competition from other providers of value-added services that offer VoIP and other Internet-based telephony. Our loss of a significant number of fixed-line customers would adversely affect our operating revenue and may adversely affect our results of operations.

If the Mexican government grants more concessions, the value of our concessions could be severely impaired.

The telecommunications industry is regulated by the Mexican government. Our concessions are not exclusive and the Mexican government may grant concessions covering the same geographic regions and frequency bands to other entrants. We cannot assure that additional concessions granted by the Mexican government to provide similar services to those we provide or plan to provide will not be granted to other competitors and that the value of our concessions will not be adversely affected.

We could lose our concessions if we do not fully comply with their terms and we may not be able to renew our existing concessions.

We hold concessions that enable us to provide telecommunications services. Under the terms of our concessions, we are required to meet a number of technical, build-out and financial conditions, such as providing coverage to cities within the scope of our concessions within the time-frame provided for in the concession.  We cannot assure you that we will not be fined for our past failures to comply with the terms of our concessions. In addition, any failure to comply with any of the terms of our concessions or to obtain a waiver or modification could result in the termination of those concessions, the imposition of new terms applicable to our concessions, the imposition of fines or the loss of surety bonds that we have issued in favor of the IFT.  The IFT regulations also impose a five-year bidding impairment for new concessions in the event that a concession is revoked. The Mexican government is not required to compensate us in the event of such termination.

Furthermore, all of our concessions have a specified duration of 20 to 30 years and are scheduled to expire between 2018 and 2048. Mexican law provides that concessions, except for microwave transmission concessions which will be reauctioned, may be renewed at the IFT’s discretion for a period equal  to the duration of the original concession if certain conditions are met, including being in compliance with the terms of the  concession. As of the date of the statement, the IFT has not notified us of the renewal of two concessions which expired on June 2018.

There can be no assurances that any of our concessions will be renewed or under what terms they would be renewed or that we will successfully bid for and retain microwave transmission concessions.

If any of our key concessions, including our local and long-distance telephony concession, is terminated or not renewed, we would be unable to engage in our business.

Under Mexican law, our concessions could be expropriated or temporarily seized.

Holders of concessions to install, operate and develop public telecommunications networks are subject to the provisions of the Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones) and any other provision contained in the relevant concession grant and other applicable laws. The Mexican government

(through the IFT) may expropriate any telecommunications concession and claim any related asset for reason of public interest or national security, or may temporarily seize the assets related to the concessions in the event of natural disasters, war, significant public disturbance or threats to internal peace or for other reasons relating to economic or public order.

Mexican law sets forth the process for indemnification for direct damages arising out of the expropriation or temporary seizure of the assets related to the concessions, except in the event of war. However, in the event of expropriation, we cannot assure you that the indemnification will equal the market value of the concessions and related assets or that we will receive such indemnification in a timely manner or at all.

Fraudulent use of telecommunications networks increases our expenses.

The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer a loss of revenue as a result of fraudulent use and a cash cost due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. These costs also include administrative and capital costs associated with monitoring and preventing the incidence of fraud, as well as raising interconnection costs and capacity costs.  We cannot assure that our efforts to combat fraud will be effective or that fraud will not result in material costs for us in the future. In addition, since we rely on other long-distance carriers for interconnection, some of which do not have anti-fraud technology incorporated in their networks, we are particularly exposed to this risk in our long-distance service and in traffic originating in our network to mobile users under the mode of “calling party pays.”

“Long-distance Calling Party Pays” system could result in a loss of customer traffic and revenue.

In 1997, Cofetel implemented the “Calling Party Pays” system, and in 2006 the “Long-distance Calling Party Pays” system, whereby the customer originating a domestic or international call, from either a fixed line or mobile phone to a mobile phone, pays the entire fee for placing the call rather than the mobile telephone subscriber who receives such call, who only pays for outgoing calls. Even though the mobile telephone subscriber receiving the call does not pay to receive the call, the network from which the call originates must still compensate the terminating mobile network.

In 2006, we negotiated with the mobile carriers a provisional “Calling Party Pays” interconnection tariff for local and long-distance calls to be terminated in such mobile operators’ network, achieving a significant reduction of the original tariff contemplated by the agreements implementing this system issued by Cofetel, for the period 2006 to 2010.

When the IFT was established in 2013, it implemented new tariffs for interconnection services. As part of its new regulatory framework, the IFT classified Telcel and Telmex as Preponderant Economic Agents (Agentes Económicos Preponderantes or “AEP”) and allowed these two companies to charge call terminations in network with no tariffs, which benefitted other national operators.  As a result of the IFT’s AEP classification, we are now again required to pay call termination fees to Telcel and Telmax, which results in loss of revenue and loss in customer traffic.

Foreign ownership competition may limit our ability to grow.

Restrictions imposed by the Mexican Foreign Investment Law (Ley Federal de Inversión Extranjera) and the Mexican Federal Telecommunications Law (Ley Federal de Telecomunicaciones) in connection with foreign participation in the telecommunication sector were eliminated by a 2013 amendment to the Mexican Constitution. This amendment could result in increased competition in the sector and thus impair our ability to gain market share.

We operate in a highly regulated industry which is currently experiencing broad-based regulatory changes.

The operation of the telecommunications sector in Mexico, including ours, has been subject to laws and regulations administered by the SCT and the IFT.  In June 11, 2013, the Mexican Congress enacted an amendment to the Mexican Constitution intended to increase participation in the telecommunications industry by restricting monopolistic competition. Although the amendment has resulted in a number of positive changes to the telecommunications industry, our business has also been negatively impacted by certain rulings.  In addition, there is pending litigation with the IFT in connection with its issued interconnection rates. Although we are not parties to these proceedings, we may face financial consequences in the form of required compensation payment if a judicial ruling modifies previously paid rates. We may continue to face regulatory changes which could adversely impact our financial condition and results of operations.

Risks Related to Mexico

Mexican and global economic conditions may adversely affect us.

Global and Mexican economic conditions may adversely affect our business, results of operations or financial condition. When economic conditions deteriorate, the financial stability of customers and suppliers may be affected, which could result in lower demand for services and products, delays or cancellations, increases in bad accounts or breaches by customers and suppliers.  It could also be more expensive or difficult to obtain financing to fund operations, investment or acquisition opportunities, or to refinance debt.  If we are not able to access debt markets at competitive rates or simply cannot access them, our ability to implement our business plan and strategies or to refinance debt could be adversely affected.

Global economic conditions continue to be uncertain, and many companies have experienced limited access to funding.  Since 2014, this risk has been exacerbated due to several factors, including, the drop of oil prices, the slowdown of Chinese economy, the strength of the U.S. dollar compared to foreign currencies, geopolitical tensions resulting in a global wave of risk aversion. Amidst this environment, rating agencies have lowered sovereign debt ratings of countries like Brazil and there is latent risk of credit devaluation in other countries. This global economic downturn and any future economic slowdown, including downturns in the United States and Europe, could affect our financial condition and results of operations.

The Mexican economy may be, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the securities’ markets of several European and Asian countries. Despite stable sovereign ratings in the past, S&P recently issued a negative outlook projection for Mexico, as a result the new federal government’s policies expected to produce higher contingent liabilities and slowed economic growth.

In addition, economic conditions in Mexico are increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement (“NAFTA”) and high levels of economic activity between the two countries. Economic conditions in Mexico are highly correlated with economic conditions in the United States as a result of NAFTA and high levels of economic activity between the two countries. On October 1, 2018, the United States, Canada and Mexico announced that they reached an agreement to modernize their free trade relationship and replace NAFTA.  The new agreement, known as USMCA, was signed on November 30, 2018, but has not yet taken effect.  It is currently unclear what the results of the USMCA will be.  The new terms of the USMCA could have an impact on Mexico’s economy generally and job creation in Mexico, which could significantly adversely affect our business, financial performance and results of operations.

Mexican federal governmental policies or regulations, as well as economic, political and social developments in Mexico, could adversely affect our business, financial condition, results of operations and prospects.

We are incorporated in Mexico and substantially all of our assets and operations are located in Mexico. As a result, we are subject to political, legal and regulatory risks specific to Mexico which can have a significant impact on our business, results of operations and financial condition. The Mexican federal government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican federal governmental actions, fiscal and monetary policy could have an impact on Mexican private sector entities, including our company, and on market conditions, prices and returns on Mexican securities, including the New Notes. We cannot predict the impact that political conditions will have on the Mexican economy. Furthermore, our business, financial condition, results of operations and prospects may be affected by currency fluctuations, price instability, inflation, interest rates, regulation, taxation, social instability and other political, social and economic developments in or affecting Mexico, over which we have no control. We cannot assure potential investors that changes in Mexican federal governmental policies will not adversely affect our business, financial condition, results of operations and prospects.

Presidential elections in Mexico occur every six years, with the most recent one occurring in July 2018. Andrés Manuel López Obrador, presidential candidate to the National Regeneration Movement party (Movimiento de Regeneración Nacional, or “Morena”), was elected President and assumed office on December 1, 2018. During his presidential campaign, Andrés Manuel López Obrador expressed, among other things, his intentions to modify and/or terminate certain structural reforms. The Mexican government could implement significant changes in laws, policies and regulations, which could affect the economic and political situation in Mexico and generate increased economic uncertainty. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects.

Several years ago, Mexico experienced a significant increase in violence, relating to illegal drug trafficking and organized crime, particularly in Mexico’s northern states near the United States border. This increase in violence has had an adverse impact on the economic activity in Mexico. In addition, social instability in Mexico and adverse social or political developments in or affecting Mexico could adversely affect us and our financial performance. Corruption and links between criminal organizations and government authorities also create conditions that affect our business operations, as well as extortion and other acts of intimidation, which may have the effect of limiting the level of action taken by federal and local governments in response to such criminal activity. The social and political situation in Mexico could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, results of operations and financial condition.

Political and economic developments in Mexico may adversely affect our business

The majority of our customers are Mexican companies, and all of our operations and the vast majority of our assets are located in Mexico. For these reasons, our operations, results and financial condition are dependent upon the level of economic activity in Mexico. Telecommunications traffic in Mexico and our revenues are highly affected by the level of economic activity in Mexico and the general purchasing power of companies. Accordingly, declines in our customers’ spending could have additional negative effects on our revenues. Economic slowdowns in Mexico may have additional consequences that impact our business. We also face risks associated with the impact of economic downturns on third parties, such as suppliers, financial institutions and other parties with which we do business. If these parties experience negative effects on their businesses due to the economic crisis, it could negatively affect our business or operating results.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Accordingly, Mexican federal governmental actions and policies concerning the economy could have a significant impact on private sector entities in general and on us in particular and on market conditions, prices and returns on Mexican securities, including the New Notes.

Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse effect on our business, results of operations and financial condition.

The telecommunications sector in Mexico is subject to numerous laws and extensive regulations by a number of governmental authorities, including the SCT and IFT, which are responsible for, among others, formulating policy, granting licenses, setting tariff schemes, regulating interconnection among providers, levying taxes on services and supervising the provision of services. Laws applicable to our business may be enacted, amended or repealed and governmental agencies may make regulatory interpretations or take regulatory actions that could damage our business, increase competition, increase our costs of operation, decrease our revenues, and limit our ability to grow our operations, or otherwise adversely impact our business.

Peso devaluation relative to the U.S. dollar could make it more difficult for us to service our indebtedness and could decrease the value of the New Notes.

While our revenues are almost entirely denominated in pesos, the majority of our obligations and all of our long-term indebtedness are denominated in U.S. dollars. In addition, most of our capital expenditures are denominated in U.S. dollars. We are, and will continue to be, exposed to peso devaluation risk. The peso has depreciated substantially against the U.S. dollar in the past and may devalue significantly in the future. For example, the noon buying rate rose from Ps.3.45 per US$1.00 on December 19, 1994 to Ps.5.00 per US$1.00 on December 31, 1994 and Ps.7.74 per US$1.00 on December 31, 1995, representing a 124.6% devaluation of the peso relative to the U.S. dollar from December 19, 1994 to December 31, 1995.  At the beginning of 2015, the exchange rate was $ 14.806 per dollar and it depreciated by 16.1%, closing the year at Ps.17.1950 per dollar according to the Federal Reserve Bank of New York. During 2016, the exchange rate depreciated 19.9% and ended at Ps.20.6170 per dollar. As of March 31, 2019, the exchange rate was Ps.19.3980 per dollar, showing a depreciation of 6.34% compared to the same period in 2018, according to the Federal Reserve Bank of New York.

The general economic conditions in Mexico resulting from a Peso devaluation and consequential inflation may have an adverse effect on our results of operation by:

•                  increasing the peso-carrying costs of our U.S. dollar-denominated debt and capital expenditure requirements;

•                  decreasing the investment capabilities of Mexican companies, resulting in a decrease in demand for telecommunication services; and

•                  our inability to maintain competitive prices amidst an environment of higher inflation and sustained peso devaluation.

The peso-to-dollar exchange rate may experience significant devaluations in the future. Further declines in the value of the Peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including the New Notes.  In order to diminish the negative effects of a peso devaluation, we have entered into currency swap transactions (hedges) in the financial markets. In October, 2015 we entered into interest swaps and currencies swaps to cover the interests of the old notes with Credit Suisse and Morgan Stanley for notional amounts of US$45 million dollars and US$35 million dollars, respectively and maturing in December 15, 2017. On December 31, 2017, we entered into additional cross-currency swaps with Credit Suisse to cover the interests of the old notes for a notional amount of US$70 million and maturing on June 15, 2020.

Mexico may experience high rates of inflation in the future, which could decrease demand for our services while increasing our costs.

Mexico has a history of high levels of inflation and may experience high inflation in the future. Historically, inflation in Mexico has led to higher interest rates, depreciation of the peso and the imposition of substantial government controls over exchange rates and prices, which at times has adversely affected our operating revenues and margins. The annual rate of inflation, as measured by changes in the National Consumer Price Index (Índice Nacional de Precios al Consumidor), as provided by the National Institute of Statistics and Geography (Instituto Nacional de Estadística y Geografía), was 3.4% in 2016, 6.8% in 2017 and 4.83% in 2018. A high inflation rate can adversely affect us as follows:

•                  inflation can adversely affect consumer purchasing power, thereby adversely affecting consumer demand for our services and products; and

•                  to the extent inflation exceeds our price increases, our prices and revenues will be adversely affected in real terms.

High interest rates in Mexico could increase our financing costs.

Mexico has, and is expected to continue to have, high real and nominal interest rates, relative to the United States, its main commercial partner. The interest rates on 28-day Mexican government treasury securities averaged, 7.97% for the three months ended March 31, 2019, 7.38% in 2018, 6.09% in 2017, and  3.44% in 2016. Currently we have peso-denominated debt at a fixed annual rate of 9.86%, and if we need to incur additional indebtedness in the future, it will likely be at high interest rates.

EXCHANGE RATES

On December 21, 1994, Banco de Mexico implemented a floating foreign exchange rate regime under which the Mexican peso is allowed to float freely against the U.S. dollar and other foreign currencies.  Banco de Mexico typically intervenes directly in the foreign exchange market only to reduce what it deems to be excessive short-term volatility.  Since mid-2003, Banco de Mexico has been conducting auctions of U.S. dollars in an attempt to reduce the levels of its foreign reserves.  Banco de Mexico conducts open market operations on a regular basis to adjust the size of Mexico’s monetary base.  Changes in Mexico’s monetary base have an impact on the exchange rate.  Banco de Mexico may increase or decrease the reserve of funds that financial institutions are required to maintain.  If the reserve requirement is increased, financial institutions are required to allocate more funds to their reserves, which will in turn reduce the amount of funds available for operations.  This causes the amount of available funds in the market to decrease and the cost, or interest rate, to obtain funds increases.  The opposite happens if reserve requirements are lowered.  This mechanism, known as “corto” or “largo,” as the case may be, or more formally “the daily settlement balance target,” represents a mechanism used by Banco de Mexico to adjust the level of interest and net foreign exchange rates.

We cannot assure you that Banco de Mexico will maintain its current policies with respect to the Mexican peso or that the Mexican peso will not depreciate significantly in the future.  Additionally, in the event of shortages of foreign currency, we cannot assure you that foreign currency would continue to be available to private-sector companies or that foreign currency needed by us to service foreign currency obligations, if any, would continue to be available without substantial additional cost.

This statement contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These convenience translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the specified rate or at all.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates reported by the Banco de Mexico as its buying rate for pesos, all expressed in nominal Mexican pesos per U.S. dollar.

	High	Low	Average(1)	Period-End
Year
2014	14.7853	12.8462	13.2983	14.7180
2015	17.3776	14.5559	15.8542	17.2065
2016	21.0511	17.1767	18.6567	20.7314
2017	21.9076	17.4937	18.9291	19.7867
2018	20.7160	17.9787	19.2380	19.6829

Month
November 2018	20.5304	19.8245	20.2550	20.4108
December 2018	20.5672	19.6829	20.1529	19.6829
January 2019	19.6566	18.9280	19.2274	18.9972
February 2019	19.4084	19.0388	19.1833	19.1630
March 2019	19.5225	18.8694	19.2488	19.3201
April 2019	19.3793	18.7719	19.0163	18.9414
May 2019	19.2623	18.9755	19.0919	19.2395

(1)      The average exchange rate means the daily average of the exchange rates on each day during the relevant period.

Source: Banco de Mexico.

On May 31, 2019, the noon buying rate reported by the Banco de Mexico for pesos was Ps.19.3201 per US$1.00.

CAPITALIZATION

The following table sets forth certain consolidated financial information for us under IFRS as of March 31, 2019, including our cash and cash equivalents, short-term and long-term indebtedness and total capitalization. The table also sets forth such information as adjusted to reflect the consummation of the exchange offer and the consent solicitation, assuming that all old notes are tendered prior to or on the early participation date and we do not round down the amount to be issued to any tendering holder. This table should be read together with the Unaudited Interim Financial Statements and notes thereto included elsewhere in this statement. There has been no material change in our capitalization since March 31, 2019.

	As of March 31, 2019
	Actual		As adjusted for the debt exchange offer
	(in millions)
	(US$)(1)	(Ps.)	(US$)(1)	(Ps.)
Cash and cash equivalents	22	418	23	448
Debt:
Step-Up Senior Notes due 2020(3)	103	1,990	—	—
8% Senior Secured Notes due 2024(3)	—	—	59	1,148
Bank Loans	2	45	2	45
Leases	28	548	28	548
Total debt	134	2,583	90	1,741
Junior PIK Notes(4)	—	—	10	198
Total stockholders’ equity	38	727	53	1,027
Total capitalization(2)	171	3,310	154	2,967

(1)                     Peso amounts were converted to U.S. dollars at the exchange rate of Ps.19.3201 per US$1.00 reported by the Banco de Mexico as its buying rate for pesos on March 31, 2019. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)                     Total capitalization equals total debt plus total stockholders’ equity plus the principal amount of the Junior PIK Notes.

(3)                     The amount of Step-Up Senior Notes due 2020 includes Ps.49 million in accrued interest.

(4)                     Peso amounts of the Junior PIK Notes were converted to U.S. dollars at the exchange rate of Ps. 19.1645 per US$1.00 reported by the Banco de Mexico as its buying rate for pesos on June 14, 2019.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

You should read the following selected consolidated financial information in conjunction with our Annual Audited Financial Statements and our Interim Unaudited Financial Statements, including the notes thereto, and the information set forth in the sections “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this statement.

The financial information as of and for the years ended December 31, 2018, 2017 and 2016 has been derived from our audited consolidated financial statements prepared in accordance with IFRS. The financial information for the three months ended March 31, 2019 has been derived from our earnings report attaching unaudited condensed consolidated interim financial statements prepared in accordance with IFRS.

	For the Year Ended December 31,
	2018(1)	2018	2017	2016
	(US$)	(Ps.)	(Ps.)	(Ps.)
	(in thousands)
Income Statement Data:
Net revenues	66,822	1,315,245	2,255,580	2,468,933
Operating costs and expenses:
Network operating costs	(30,347)	(597,314)	(1,484,938)	(1,643,158)
Selling, general and administrative expenses	(23,853)	(469,489)	(452,475)	(603,379)
Depreciation and amortization	(12,044)	(237,070)	(210,340)	(366,460)
Other expenses
Restructuring charges	(874)	(17,210)	(62,344)	(323,593)
Impairment of long-lived assets	—	—	—	(1,046,252)
Employee’s statutory profit sharing	—	—	(34,035)	(8,010)
Other expenses, net	(3,020)	(59,449)	(4,012)	(38,852)
Total operating costs and expenses	(70,139)	(1,380,532)	(2,248,144)	(4,029,704)
Operating (loss) income	(3,317)	(65,287)	7,436	(1,560,771)
Comprehensive financial results:
Interest expense and commissions, net	(9,088)	(178,881)	(174,165)	(168,398)
Interest gain	626	12,316	32,182	38,451
Exchange (gain) loss, net	(535)	(10,537)	102,644	(428,374)
Effects of valuation of financial instruments	(2,249)	(44,270)	(72,788)	(99,289)
Gain on repurchase of senior notes	—	—	90,206	107,211
Total comprehensive financial results	(11,247)	(221,372)	(21,921)	(550,399)
Total income taxes	(1,457)	(28,672)	(1,439)	(6,986)
Net income (loss)	(16,021)	(315,331)	(15,924)	(2,118,156)
Majority net income	(14,233)	(280,151)	2,272	(2,118,156)
Minority net income	(1,787)	(35,180)	(18,196)	—

Loss per share:
Basic	(0.11)	(2.23)	(0.39)	(18.84)
Diluted	(0.11)	(2.19)	(0.39)	(18.84)

	For the Three Months Ended March 31,
	2019(1)	2019	2018
	(US$)	(Ps.)	(Ps.)
	(in thousands)
Income Statement Data:
Net revenues	19,534	377,404	295,670
Operating costs and expenses:
Network operating costs	(10,682)	(206,370)	(144,945)
Selling, general and administrative expenses	(5,094)	(98,407)	(117,160)
Depreciation and amortization	(5,348)	(103,316)	(52,821)
Other expenses
Restructuring charges	(285)	(5,510)	(5,004)
Impairment of long-lived assets	—	—	—
Employee’s statutory profit sharing	—	—	—
Other expenses, net	(147)	(2,841)	(2,365)
Total operating costs and expenses	(21,555)	(416,444)	(322,295)
Operating (loss) income	(2,021)	(39,040)	(26,625)
Comprehensive financial results:
Interest expense and commissions, net	(3,084)	(59,579)	(39,393)
Interest gain	(264)	(5,092)	(26,962)
Exchange (gain) loss, net	1,867	36,075	132,252
Effects of valuation of financial instruments	(589)	(11,388)	(21,402)
Gain on monetary position	3,646	70,435	—
Total comprehensive financial results	1,576	30,451	44,495
Total income taxes	(27)	(527)	(694)
Net income (loss)	(472)	(9,116)	17,176
Majority net income	25	480	23,739
Minority net income	(497)	(9,596)	(6,563)

Loss per share:
Basic	0.00	0.00	0.17
Diluted	0.00	0.00	0.16

	As of December 31,
	2018(1)	2018	2017	2016
	(US$)	(Ps.)	(Ps.)	(Ps.)
	(in millions)
Balance Sheet Data
Assets:
Cash and cash equivalents	23	457	585	838
Restricted cash	—	—	—	—
Accounts receivable, net	8	157	254	264
Value added tax receivable	3	55	111	40
Other accounts receivable	1	10	15	26
Inventory	—	2	3	2
Prepaid expenses	2	34	37	27
Telephone network, systems and equipment, net	113	2,217	2,339	2,359
Intangible assets, net	14	271	264	221
Long-term restricted cash	2	36	33	25
Deferred taxes	—	6	23	13
Other assets	2	42	11	33
Total assets	167	3,286	3,675	3,847

Current Liabilities:
Current step-up senior notes	—	8	7	8
Bank loans	2	30	30	30
Accounts payable	11	216	318	393
Accruals	1	19	18	22
Customer deposits	1	22	2	2
Other taxes payable	1	19	18	36
Provisions	2	35	72	44
Total current liabilities	18	348	464	535
Non-current Liabilities:
Non-current step-up senior notes	108	2,136	2,089	2,376
Bank Loans	1	23	53	83
Derivative financial instruments	0	4	5	—
Non-current other accounts payable	1	23	17	25
Labor obligations upon retirement	0	2	2	2
Other long term liabilities	—	—	—	—
Non-current provisions	1	11	23	37
Total non-current liabilities	112	2,197	2,189	2,522
Total liabilities	129	2,545	2,654	3,057
Capital stock	79	1,521	1,455	7,629
Additional paid-in capital	3	50	50	41
Accumulated deficit	(46)	(896)	(591)	(6,921)
Other comprehensive income	0	4	9	41
Controlling interest	35	680	924	790
Non-controlling interest	3	62	97	—
Total shareholders’ equity	38	741	1,021	790
Total number of shares	144,471,081	144,471,081	140,710,530	115,010,530

	As of March 31,		As of December 31,
	2019(1)	2019	2018
	(US$)	(Ps.)	(Ps.)
	(in millions)
Balance Sheet Data
Assets:
Cash and cash equivalents	20	386	457
Restricted cash	—	—	—
Accounts receivable, net	10	200	157
Value added tax receivable	3	58	55
Other accounts receivable	1	10	10
Inventory	0	1	2
Prepaid expenses	3	52	34
Telephone network, systems and equipment, net	115	2,222	2,217
Investment properties, net	—	—	—
Intangible assets, net	13	254	271
Rights of use of leased assets, net	28	543	—
Long-term restricted cash	2	32	36
Deferred taxes	0	6	6
Other assets	2	42	42
Total assets	197	3,806	3,286

Current Liabilities:
Current step-up senior notes	3	49	8
Bank loans	2	30	30
Accounts payable	13	248	216
Leases	4	87	—
Accruals	3	54	19
Customer deposits	1	21	22
Other taxes payable	1	10	19
Provisions	1	28	35
Total current liabilities	27	527	348
Non-current Liabilities:
Non-current step-up senior notes	100	1,940	2,136
Leases	24	461	—
Bank Loans	1	15	23
Derivative financial instruments	0	9	4
Non-current other accounts payable	6	114	23
Labor obligations upon retirement	0	2	2
Other long term liabilities	—	—	—
Non-current provision	1	11	11
Total non-current liabilities	132	2,552	2,197
Total liabilities	159	3,079	2,545
Capital stock	79	1,521	1,521
Additional paid-in capital	3	50	50
Accumulated deficit	(46)	(896)	(896)
Repurchase of shares	(0)	(0)	4
Controlling interest	35	675	680
Non-controlling interest	3	52	62
Total shareholders’ equity	38	727	741
Total number of shares	144,471,081	144,471,081	144,471,081

	For the Year Ended December 31,
	2018(1)	2018	2017	2016
	(US$)	(Ps.)	(Ps.)	(Ps.)
	(in millions)
Other Operational and Financial Data
Capital expenditures(2)	(10)	(205)	(243)	(478)
Resources arising from operating activities	3	50	52	444
Resources derived from financing activities	(9)	(187)	(94)	(237)
Resources used in investing activities	—	7	(202)	(201)
Adjusted EBITDA(3)	13	248	318	222
Total debt	112	2,196	2,179	2,496
Total interest expense	9	179	174	168
Ratio of debt to EBITDA(3)(4)	8.8	8.8	6.8	11.2
Ratio of EBITDA to interest expense(3)(5)	0.7	0.7	0.5	0.8

	For the Three Months Ended March 31,
	2019(1)	2019	2018
	(US$)	(Ps.)	(Ps.)
	(in millions)
Other Operational and Financial Data
Capital expenditures(2)	(3)	(63)	(56)
Resources arising from operating activities	6	117	(101)
Resources derived from financing activities	23	440	2
Resources used in investing activities	(33)	(635)	(56)
Adjusted EBITDA(3)	4	73	34
Total debt	134	2,583	2,077
Total interest expense	3	60	39
Ratio of debt to EBITDA LTM(3)(4)	9.0	9.0	7.7
Ratio of EBITDA to interest expense(3)(5)	0.8	0.8	1.2

(1)         Peso amounts were converted to U.S. dollars at the exchange rate of Ps.19.3201 per US$1.00 reported by the Banco de Mexico as its buying rate for pesos on March 31, 2019. Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at any other rate.

(2)         Capital expenditures are presented according to the statement of cash flows and only include acquisitions.

(3)         Adjusted EBITDA under IFRS for any period is defined as consolidated net income (loss) excluding depreciation and amortization, net finance cost, other (income) expenses, tax and stock option plan cost. Adjusted EBITDA should not be considered as alternate measures of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with IFRS, or as indicators of operating performance or cash flows from operating activity as measures of liquidity.  The following tables set forth a reconciliation of Adjusted EBITDA to net income (loss) under IFRS for each of the periods presented.

(4)         The ratio of debt to EBITDA LTM is computed by dividing total debt balances (as presented in the financial statements) as of the end of the period by Adjusted EBITDA for the last twelve months.

(5)         The ratio of EBITDA to interest expense is computed by dividing Adjusted EBITDA for the period by interest expense for the period.

	For the Year Ended December 31,
	2018	2017	2016
	(Ps.)	(Ps.)	(Ps.)
	(in thousands)
Adjusted EBITDA Reconciliation
Net (loss) income	(315,331)	(15,924)	(2,118,156)
Total tax	28,672	1,439	6,986
Restructuring	17,210	62,344	323,593
Other (income) expense	59,448	4,012	1,085,104
Comprehensive (income) cost of financing	221,371	21,921	550,399
Depreciation and amortization	237,070	210,340	366,460
Stock option plan expenses	—	34,035	8,010
Adjusted EBITDA	248,442	318,167	222,396

	For the Three Months Ended March 31,
	2019	2018
	(Ps.)	(Ps.)
Adjusted EBITDA Reconciliation
Net (loss) income	(9,116)	17,176
Total tax	527	694
Restructuring	5,510	5,004
Other (income) expense	2,841	2,365
Net finance cost	(30,451)	(44,495)
Depreciation and amortization	103,316	52,821
Stock option plan expenses	—	—
Adjusted EBITDA	72,627	33,565

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion in conjunction with our Annual Audited Financial Statements, our Unaudited Interim Financial Statements and the other financial information included elsewhere in this statement.

Our Annual Audited Financial Statements, as well as the other financial information in the statement related to these financial statements, have been prepared in accordance with IFRS. Our Unaudited Interim Financial Statements, as well as the other financial information in the statement related to these financial statements, have been prepared in accordance with IFRS.

Overview

We are a facilities-based telecommunications provider using a “smart-build” approach to deliver “last-mile” connectivity to enterprises and residential customers in Mexico. Since our inception in 1996, we have targeted the business and residential customer segments which we believe have been underserved by Telmex, the local telephone incumbent, and other competing telecommunications providers. We provide a wide range of voice and data services on a bundled and unbundled basis, including local and long-distance voice, data, high speed, dedicated Internet access and VoIP telephony.

We operate our own telecommunications network and support infrastructure, including the critical “last mile” or customers’ premise level infrastructure (modems, handsets and set-up boxes) for our residential segment, which allows us to control the quality of the user experience and adapt our service offerings to meet market demand. We believe the combination of innovative, bundled offerings, competitive pricing and dedicated customer service provides value for our customers, and has allowed us to maintain 156,571 voice lines in service as of December 31, 2018.

The Mexican telecommunications industry has been undergoing significant change since 1990 due to market liberalization as well as the introduction of new technologies and the construction of additional infrastructure, which together have resulted in increased competition and demand for telecommunications services.

The modernization of the Mexican telecommunications infrastructure began with the privatization of Telmex, the former government-controlled telecommunications monopoly. Since the privatization, Telmex and several concessionaires have begun deploying modern fiber and wireless networks throughout Mexico. To meet the demand for higher volume and higher quality wireline services, new copper cables and wireless networks are being installed and backbones are being replaced largely by fiber optic transmission systems that provide greater capacity at lower cost with higher quality and reliability.

Additionally, technology and service convergence is allowing bundle offers to customers and promoting alliances and synergies among concessionaires of different media and telecommunications services, manufacturers and technology developers.

Mexican Economic Environment

Mexico is the second largest country in Latin America in terms of population, with approximately 129 million people, a gross domestic product of US$1.2 trillion and a gross domestic product per capita of over US$9,630 as of December 31, 2018, one of the highest GDPs per capita in Latin America.

It is expected that the Mexican telecommunications industry, the second largest in Latin America, will continue its upward trend. The telecommunications industry is classified as a tertiary sector within Mexican GDP, representing 4.62% of the GDP of the tertiary sector and 2.92% of total Mexican GDP. For the third quarter of 2018, there was growth of 4.27% in the GDP of the industry compared to the same period in 2017 and a similar trend in the year-end report. According to estimates from the Competitive Intelligence Unit (“CIU”), a consulting firm specialized in market research in Latin America, at the end of 2018, the telecommunications sector as a whole generated approximately Ps.491.2 billion, an annual growth of 5.0%, compared to the 3.0% in 2017.

The CIU anticipates that the growth of the sector will reach 5.6% in 2019, which is attributable to the reactivation of the Pay TV market, the growth in mobile ARPU derived from increased consumption of mobile data, a drop in fixed revenues and the growing consumption of broadband services, both fixed and mobile.

We anticipate that 2019 will be a year of growing dynamism for the telecommunications industry, resulting from improvements in both private and public infrastructure in Mexico, as well as potential concessions granted through radio spectrum bidding and the effective realization of investment projects of the new federal administration. We expect that these factors will contribute to the growth of the telecommunications industry in the coming years.

Factors Affecting our Results of Operations

Devaluation and Inflation

Relative to the U.S. dollar, the peso appreciate 0.3% in 2018, appreciated 4.5% in 2017, depreciated 20.1% in 2016, depreciated 16.9% in 2015 and depreciated 12.6% in 2014. Peso depreciations contribute to increases in inflation. The following table summarizes the general economic conditions and inflation in Mexico for the periods specified below:

Year ended December 31,	Inflation Rate	Average 28- day Cetes	Mexican GDP Annual Growth Rates	Gross International Reserves as of the End of Each Year (in US$billion)
2018	4.83%	7.62%	1.71%	175
2017	6.77%	6.69%	1.48%	173
2016	3.36%	4.17%	3.28%	177
2015	2.13%	2.98%	2.71%	177
2014	4.08%	3.00%	3.43%	193

The general economic conditions in Mexico resulting from a peso devaluation and consequential inflation may have a negative impact on our results of operations by:

•                  increasing the peso-carrying costs of our U.S. dollar-denominated debt and capital expenditure requirements;

•                  decreasing the purchasing power of Mexican consumers, resulting in a decrease in demand for telephony services; and

•                  resulting in our inability, due to competitive pressures, to increase our prices in response to such inflation

Customer attrition (churn)

We historically have experienced customer attrition or churn. Churn results in the loss of future revenue from the customers whose service is disconnected, as well as the inability to recuperate costs incurred in acquiring the customer, such as installation cost and commissions. Churn occurs for several reasons, including disconnection of a customer for non-payment and disconnection by a customer who chooses to switch to a competitor or who terminates a service.

Churn is a measure that we use to identify the percentage of lost revenue from clients who voluntarily or involuntarily are entirely or partially disconnected from service. Churn rate is calculated by dividing revenue lost in a period by the total revenue recorded at the end of the same period. Our average monthly churn rate for the last three years has been 3.1%. Our average monthly churn rates for the year ended December 31, 2018 was 4.5%. An increase in customer churn could have a material adverse impact on our revenue growth and on our results of operations, even after replacing the deactivated customer with a new customer. Churn may be impacted by customer delinquency, a change in customer location to a limited coverage area, failure to meet expected service levels, a decline in national or international economic conditions (which can have a particularly negative impact on our residential customers) and competitive pricing and promotional services offered by our competitors.

The following table summarizes our average monthly churn rates for the periods and segments indicated below:

Period	Total average monthly churn rate	Residential customer average monthly churn rate	Commercial customer average monthly churn rate
2015	2.1%	3.2%	0.9%
2016	1.9%	3.0%	0.8%
2017	3.0%	3.4%	2.6%
2018	4.5%	8.0%	1.1%
2019 (through March 31)	1.6%	2.6%	0.7%

We attribute the improvement in our average monthly churn rate to fewer service terminations as a result of our strategic focus on customer service, improved customer base knowledge, a multidisciplinary team dedicated to analyzing churn trends and to implementing actions to minimize churn and a retention team that negotiates and offers special plans to customers planning to voluntarily terminate service. We expect that the residential customer average monthly churn rate will remain at the levels of the table above due to the strategic divestiture of the residential business unit, which we expect to conclude by December 2019.

Revenues

Our net revenues primarily include monthly fees, usage fees, installation charges, interconnection fees and the sales of telephone sets net of interconnection fees paid by us to other telecommunications carriers. Our net revenues as composed of:

Commercial Revenue. Our commercial revenue includes voice (usage charges of voice lines, which can include a combination of local calls above those already included in the monthly fees, long distance minutes, as well as minutes to mobile numbers under the “Long Distance Calling Party Pays” system) and data (connectivity services, mobile services and cloud-based services). Our commercial revenue also includes charges relating to value-added services such as voice mail, call waiting, call forwarding, three-way calling and caller identification.

Residential Revenue. Our residential revenue includes voice (usage charges of voice lines, which can include a combination of local calls above those already included in the monthly fees, long distance minutes, as well as minutes to mobile numbers under the “Long Distance Calling Party Pays” system) and data revenues from internet services.

Wholesale Revenue. Our wholesale revenue includes primarily the sale of bulk minutes where the cost of minutes depends on the volume of traffic.

Average Revenue Per Unit (ARPU). Average revenue per unit (“ARPU”) is used as an industry-standard measurement of the average amount of revenue derived from revenue generating units (“RGUs”) from each residential customer. We calculate average revenue per unit by dividing the total residential revenues for a given period by the average number of RGUs in service during such period.

Average Revenue Per Customer (ARPC). Average revenue per customer (“ARPC”) is used as an industry-standard measurement of the average amount of revenue derived from each commercial customer. We calculate average revenue per customer by dividing the total commercial revenues for a given period by the average number of active commercial customers in that given period.

Revenue Generating Units (RGUs). RGU’s are related to the sources of residential revenue, which may not always be the same as subscriber numbers. One person may subscribe to two different services thereby accounting for only one subscriber but two RGUs.

Revenue Generating Unit is separately a telephone line or broadband internet subscriber. A home may contain one or two RGUs.

Operating Costs and Expenses

Our operating costs and expenses include:

•                  network operating costs, which include: (i) technical expenses (comprised of electric power, site leases and maintenance of telecommunications equipment); (ii) installation expenses, when applicable; and (iii) disconnection expenses;

•                  selling, general and administrative expenses, which primarily include: (i) salaries, wages and benefits; (ii) fees, which are primarily related to consulting, legal and accounting services; (iii) leasing costs, which are primarily related to our headquarters, warehouses and other facilities; (iv) marketing expenses, which are primarily related to the implementation of our branding campaign, general advertising and promotions; and (v) allowance for doubtful accounts (related to past due accounts receivable); and

•                  depreciation and amortization mainly related to pre-operating expenses, frequency rights, telephone network systems and equipment and intangibles.

We anticipate that our operating costs and expenses will generally increase with the size of our network infrastructure and the number of customers served. Our network operating costs, which are composed primarily of interconnection fees, are expected to grow at approximately the same rate as revenues. We expect technical expenses will generally increase as the size and capacity of our network increases. Selling, general and administrative expenses are indirectly related to the number of customers served and some of these expenses are directly related with the acquisition of new customers. Historically, sales commissions, advertising and promotion expenses will increase at approximately the same rate as the number of new customers acquired. Our depreciation and amortization expenses are directly related to our existing fixed assets and to the expansion of our network and acquisition of equipment as well as the increase of intangible assets.

Comprehensive Cost of Financing

For presentation purposes, “comprehensive cost of financing” refers to the combined financial effects of:

•                  interest expense and interest income;

•                  effects of valuation of financial instruments; and

•                  net foreign exchange gains or losses.

Results of Operations

The following table sets forth, for the periods indicated, selected statement of operations data, derived from our Interim Unaudited Financial Statements, prepared in accordance with IFRS, and expressed as a percentage of net revenue:

	For the Three Months Ended March 31,
	2019	2018
Net revenues	100.0%	100.0%
Operating costs and expenses:
Network operating costs	54.7%	49.0%
Selling, general and administrative expenses	26.1%	39.6%
Depreciation and amortization	27.4%	17.9%
Total operating costs and expenses	110.3%	109.0%

	For the Three Months Ended March 31,
	2019	2018
Operating profit (loss)	10.3%	9.0%
Other expenses	0.8%	0.8%
Restructuring charges	1.5%	1.7%
Impairment of long-lived assets	0.0%	0.0%
Comprehensive cost of financing	-8.1%	-15.0%
Income tax	0.1%	0.2%
Net loss (income) for the year	2.4%	-5.8%

The following table sets forth, for the periods indicated, selected statement of operations data, derived from our Annual Financial Statements, prepared in accordance with IFRS, and expressed as a percentage of net revenue:

	For the Year Ended December 31,
	2018	2017	2016
Net revenues	100.0%	100.0%	100.0%
Operating costs and expenses:
Network operating costs	45.4%	65.8%	66.6%
Selling, general and administrative expenses	35.7%	20.1%	24.4%
Depreciation and amortization	18.0%	9.3%	14.8%
Total operating costs and expenses	105.0%	99.7%	163.2%
Operating profit (loss)	5.0%	-0.3%	63.2%
Other expenses:
Other expenses	4.5%	0.2%	1.6%
Restructuring charges	1.3%	2.8%	13.1%
Impairment of long-lived assets	0.0%	0.0%	42.4%
Comprehensive cost of financing	16.8%	1.0%	22.3%
Income tax	2.2%	0.1%	0.3%
Net loss (income) for the year	24.0%	0.7%	85.8%

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

Net Revenues

Our net revenues increased 27.6%, from Ps.295.7 million in the three months ended March 31, 2018 to Ps.377.4 million in the three months ended March 31, 2019. The increase was primarily due to the following factors:

•                  Commercial revenues represented 61.7% of total revenues during the three months ended March 31, 2019 compared with 63.7% during the three months ended March 31, 2018. Commercial revenues totaled Ps.232.7 million in the three months ended March 31, 2019, an increase of 23.4%, or Ps.44.2 million, from Ps.188.5 million in the three months ended March 31, 2018. The increase is mainly due by the growth in the different product lines: voice revenue by Ps.10.6 million, data services by Ps.5.3 million, non-recurrent revenues by Ps.26.0 million and value added services by Ps.2.3 million.

•                  Residential revenues represented 7.8% of our total revenues during the three months ended March 31, 2019, compared to 22.3% in the three months ended March 31, 2018. Revenues in the residential business reached Ps.29.4 million in the three months ended March 31, 2019, a decrease of 55.3% or Ps.36.4 million in comparison to Ps.65.8 million in the three months ended March 31, 2018. The effect on revenues is due to a combination of voice service revenues decreased by approximately Ps.9.6 million, a decrease in pay TV by approximately Ps.11.5 million and a decrease in internet services by Ps.15.2 million.

•                  In the three months ended March 31, 2019, wholesale revenues totaled Ps.110.8 million, an increase of 185.6% from Ps.38.8 million in the three months ended March 31, 2018. The increase in the wholesale revenues is primarily the result of long distance interconnection traffic coming from the United States for delivery overseas, which is 0% VAT taxable.

•                  Revenue from other services accounted for 1.2% or Ps.4.5 million of total revenues in the three months ended March 31, 2019, an increase from Ps.2.6 million recorded in the same period last year. Revenues from other services come primarily from mobile services granted by Celmax Movil, S.A. de C.V.

The following table sets forth our revenues by segment for the periods indicated below:

	For the Three Months Ended March 31,
	2019	2018	% Change
	(in millions, except for percentages)
Commercial	232.7	188.5	23.4%
Residential	29.4	65.8	(55.3)%
Wholesale	110.8	38.8	185.6%
Other revenue	4.5	2.6	75.5%
Total Revenues	377.4	295.7	27.6%

The following table sets forth a breakdown of our ARPC for commercial customers for the periods indicated below:

	For the Three Months Ended March 31,
	2019		2018		% Change
Monthly charges	Ps.	45,547	Ps.	35,369	28.8%
Usage	13,167		9,325		41.2%
Subtotal	58,714		44,694		31.4%
Non-recurring	10,961		282		3786.9%
Total	Ps.	69,675	Ps.	44,976	54.9%

Total ARPC (calculated as average revenue per customer by dividing the total commercial revenues for a given period by the average number of active commercial customers in such period) increased 54.9% from Ps.44,976 in the three months ended March 31, 2018 to Ps.69,675 in the three months ended March 31, 2019. The increase in ARPC is primarily the result to the growth of recurrent and non-recurrent charges.

The following table sets forth a breakdown of our ARPU for residential customers for the periods indicated below:

	For the Three Months Ended March 31,
	2019		2018		% Change
Monthly charges	Ps.	149.6	Ps.	146.5	2.1%
Usage	4.0		4.5		(11.1)%
Subtotal	153.6		151.0		1.7%
Non-recurring	5.0		4.5		11.1%
Total	Ps.	158.6	Ps.	155.5	2.0%

Total ARPU (calculated as average revenue per unit by dividing the total residential revenues for a given period by the average number of RGUs in service during such period) increased 2.0% from Ps.155.5 in the three months ended March 31, 2018 to Ps.158.6 in the three months ended March 31, 2019. The increase in ARPU is primarily the result of increased monthly charges.

Revenue Generating Units

The term RGU represents an individual service subscriber who generates recurrent revenue for us. During the three months ended March 31, 2019, we disconnected a total of 46,828 RGUs. As of March 31, 2019, we reported a total of 215,302 RGUs, a decrease of 17.9% in comparison to the same period last year.

The following table sets forth our RGUs by type of customer at March 31, 2019 and 2018 and the percentage variation:

	At March 31,
	2019	2018	% Change
Commercial	136,465	111,772	22.1%
Residential	59,885	131,346	(54.4)%
Wholesale lines	18,952	19,012	(0.3)%
Total lines	215,302	262,130	(17.9)%

Operating Costs and Expenses

Our operating costs and expenses increased 29.2% from Ps.322.3 million in the three months ended March 31, 2018 to Ps.416.4 million in the three months ended March 31, 2019. These figures include the effects of the adoption of IFRS 16 in January 2019. Excluding this effect, our operating cost and expenses increased of 31.8% from Ps.322.3 million in the three months ended March 31, 2018 to Ps.424.7 million in the three months ended March 31, 2019. This increase was primarily the result of:

•                  An increase of Ps.87.0 million, or 93.9% in network operating services primarily due to (i) a Ps.12.8 million decrease in TV content costs, (ii) a Ps 24.0 million increase in network associated costs and (iii) a Ps.72.8 million increase in long-distance interconnection costs;

•                  A decrease of Ps.3.0 million or 11.6% in technical expenses primarily due to (i) a Ps.3.3 million decrease in network maintenance costs and (ii) a Ps.0.3 million increase in other technical expenses;

•                  An increase of Ps.21.5 million, or 40.6% in depreciation and amortization expenses; and

•                  A decrease of Ps.9.8 million, or 7.8% in selling, general and administrative expenses primarily due to (i) a Ps.2.7 million decrease in salaries, wages and benefits, (ii) a Ps.2.4 million decrease in bad debt reserve, (iii) a Ps.3.2 million decrease in other expenses and (iv) a Ps.0.8 million decrease in consultancy fees.

Net Financing Cost

Our net financing cost was Ps.30.5 million in the three months ended March 31, 2019, a 31.6% decrease from Ps.44.5 million in the three years ended March 31, 2018, which accounts for the effects from our adoption of IFRS 16. Excluding these effects, our net financing cost was Ps.44.4 million in the three months ended March 31, 2019, a 0.3% decrease compared with to the three months ended March 31, 2018.

The following table sets forth our net financing costs for the periods indicated below:

	For the Three Months Ended March 31,
	2019	2018	% Change
	(in millions, except for percentages)
Interest expense	(59.6)	(39.4)	51.2%
Interest income	4.6	1.8	153.1%
Foreign currency gain (loss)	36.1	132.2	(72.7)%
Effects of valuation of financial instruments	(21.0)	(50.1)	(58.0)%
Gain on repurchase of senior notes	70.4	—	—
Total	30.5	44.5	(31.6)%

The decrease in comprehensive cost of financing was primarily due to:

•                  An increase of Ps.6.3 million or 16.0% in interest expense due to the change in the step-up interest rate of the old notes to 8% beginning in the second half of 2018, compared to 7% for the first half of 2018;

•                  An increase of Ps.2.8 million or 155.6% in interest income for the three months ended March 31, 2019 due to improvements in the Company’s cash management;

•                  A decrease in foreign currency gain of Ps.96.1 million or 72.7% due to an increase in the average exchange rate from Ps.18.7638 during the first quarter of 2018 to Ps.19.2211 in the first quarter 2019;

•                  A decrease of Ps.29.1 million or 58.1% in valuation effects of financial instruments;

•                  A gain of Ps.70.4 million due to the repurchase of US$8.9 million principal amount of senior notes; and

•                  The increase in interest expenses due to the adoption of IFRS 16 by Ps.13.9 million.

Tax Provisions

We recorded an income tax debit of Ps.0.5 million during the three months ended March 31, 2019 compared to a tax debit of Ps.0.7 million recorded in the three months ended March 31, 2018, respectively.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues decreased 41.7%, from Ps.2,255.6 million in 2017 to Ps.1,315.2 million in 2018. The decrease was primarily due to the following factors:

•                  Commercial revenues represented 78.8% of total revenues during 2018, compared to 33.5% in 2017.  Revenues in the commercial business totaled Ps.1,036.6 million in 2018, an increase of 37.2% or Ps.281.1 million compared to Ps.755.5 million in the year ended 2017. This increase in revenue due to an increase in voice revenue by Ps.23.5 million, an increase in data services by Ps.67.3 million, the growth in the non-recurrent revenues by Ps.173.7 million and the increase in value added services by Ps.16.9 million;

•                  Residential revenues represented 14.4% of total revenues during 2018, compared with 16.2% in the previous year. Revenues in the residential business reached Ps.188.9 million in 2018, a decrease of 48.3% or Ps.176.4 million in comparison to Ps.365.3 million in 2017. The decrease in revenues is due to a decrease of approximately Ps.56.9 million in voice service revenues decrease, a decrease in pay TV by approximately Ps.43.7 million, a decrease in internet services by Ps.73.9 million and a decrease in mobile telephony of Ps.1.8 million;

•                  In 2018, wholesale revenues totaled Ps.79.1 million, a decrease of 93.0% in comparison to Ps.1,132.1 million in the same period in 2017. The decrease was mainly driven by the termination of international traffic throughout our long distance network; and

•                  Revenue from other services accounted for 0.8% or Ps.10.6 million of total revenues in 2018, an increase from Ps.2.7 million recorded in the same period last year. Revenues from other services come primarily from mobile services granted by Celmax Movil, S.A. de C.V.

The following table sets forth our revenues for the periods indicated below:

	For the Year Ended December 31,
	2018		2017		% Change
	(in millions, except for percentages)
Commercial	1,036.6		755.5		37.2%
Residential	188.9		365.3		-48.3%
Wholesale	79.1		1,132.1		-93.0%
Other revenue	10.6		2.7		292.6%
Total Revenues	Ps.	1,315.2	Ps.	2,255.6	-41.7%

The following table sets forth a breakdown of our ARPC for commercial customers for the periods indicated below:

	For the Year Ended December 31,
	2018		2017		% Change
Monthly charges	Ps.	41,874	Ps.	29,796	40.5%
Usage		11,319		10,417	8.7%
Subtotal		53,193		40,213	32.3%
Non-recurring		14,806		2,747	439.0%
Total	Ps.	67,999	Ps.	42,960	58.3%

Total ARPC (calculated as average revenue per customer by dividing the total commercial revenues for a given period by the average number of active commercial customers in such period) increased 58.3% from Ps.42,960 in the year ended December 31, 2017 to Ps.67,999 in the year ended December 31, 2018 The increase in ARPC is primarily the result to the growth of recurrent and non-recurrent charges.

The following table presents a breakdown of our ARPU for voice lines for the periods indicated below:

	For the Year Ended December 31,
	2018		2017		% Change
Monthly charges	Ps.	137.4	Ps.	155.1	(11.4)%
Usage		4.5		6.8	(33.8)%
Subtotal		141.9		161.9	(12.4)%
Non-recurring		4.9		2.0	145.0%
Total	Ps.	146.8	Ps.	163.9	(10.4)%

Total ARPU (calculated as average revenue per unit by dividing the total residential revenues for a given period by the average number of RGUs in service during such period) decreased 10.4% from Ps.163.9 in 2017 to Ps.146.8 in 2018. The decrease in ARPU is primarily the result of decreased monthly charges.

Revenue Generating Units

The term RGU represents an individual service subscriber who generates recurrent revenue for us. During 2018, we disconnected a total of 80,772 RGUs. As of December 31, 2018, we reported a total of 213,764 RGUs, a decrease of 27.4% in comparison to the same period last year.

The following table presents a breakdown of our RGUs by type of customer at December 31, 2018 and 2017 and the percentage variation:

	At December 31,
	2018	2017	% Change
Commercial	131,038	124,674	5.1%
Residential	63,774	150,790	57.7%
Wholesale lines	18,952	19,072	0.6%
Total lines	213,764	294,536	27.4%

Operating Costs and Expenses

Our operating costs and expenses decreased 38.6% from Ps.2,248.1 million in 2017 to Ps.1,380.5 million in 2018. This decrease was primarily the result of:

•                  A decrease of Ps.900.2 million, or 70.7% in network operating services primarily due to (i) a Ps.38.0 million decrease in TV content costs,(ii) a Ps 107.3 million increase in network associated costs, (iii) a Ps.978.2 million decrease in long-distance interconnection costs,(iv) a Ps.1.9 million decrease in local interconnection costs and (iv) a Ps.10.6 million increase in costs related to mobile telephony;

•                  An increase of Ps 3.0 million, or 3.0% in technical expenses primarily due to (i) a Ps.4.2 million decrease in network maintenance costs and (ii) a Ps.7.2 million increase in other technical expenses;

•                  A decrease in disconnection expenses in 2018 by Ps.2.6 million;

•                  Ps.26.7 million, or 12.7% increase in depreciation and amortization expenses; and

•                  An increase of Ps.17.0 million, or 3.9% in selling, general and administrative expenses mainly due to (i) a Ps.18.0 million increase in salaries, wages and benefits,(ii) a Ps.15.2 million increase in bad debt reserve and (iii) a Ps.16.5 million decrease in leases.

Comprehensive Cost of Financing

Our comprehensive cost of financing was Ps.221.4 million in 2018, a 911.0% increase compared to Ps.21.9 million in 2017.

The following table sets forth our comprehensive cost of financing for the periods indicated below:

	For the Year Ended December 31,
	2018		2017		%
	(in millions, except for percentages)
Interest expense	(178.9)		(174.1)		2.8%
Interest income	12.3		32.2		(61.8)%
Foreign currency gain (loss)	(10.5)		102.6		(110.2)%
Effects of valuation of financial instruments	(44.3)		(72.8)		(39.1)%
Gain on repurchase of senior notes	—		90.2		(100.0)%
Total	Ps.	(221.4)	Ps.	(21.9)	911.0%

The increase of comprehensive cost of financing was primarily due to:

•                  An increase of Ps.4.8 million or 2.8% in interest expense due to the change in the step-up interest rate of the old notes to 8% beginning in the second half of 2018, compared to 7% for the first half of 2018 and all of 2017;

•                  A decrease of Ps.19.9 million or 61.8% in interest income due to reduced cash balances;

•                  A decrease in foreign currency gain of Ps.113.1 million or 110.2% due to a slight appreciation of 0.3% in the exchange rate in 2018 compared to an appreciation of 4.5% during 2017;

•                  A decrease of Ps.28.5 million or 39.1% in valuation effects of financial instruments; and

•                  A decrease of Ps.90.2 million or 100% in gain on the repurchase of senior notes in 2018 compared to 2017. In 2017, we realized a partial cash tender offer and purchased US$13.1 million principal amount of its outstanding senior notes.

Tax Provisions

We recorded an expense of Ps.28.7 million in tax provisions during 2018, compared to the expense of Ps.1.4 million recorded in 2017.

Reconciliation of effective tax rate:

	2018		2017
	%	$	%	$
Loss before income taxes		$(286,659)		$(14,485)

Total tax expense (benefit) using the Company’s domestic tax rate	(30)	$87,091	(30)	$4,346
Inflationary effect	10	(27,514)	(246)	35,582
Non-deductible expenses	16	(45,405)	2,256	(326,835)
Allowance of doubtful accounts (non-deductible)	24	(68,691)	1	(177)
Anticipated payments	4	(12,506)	(31)	4,530
Financial coverage	(1)	3,469	(90)	13,000
Telecommunications network systems and equipment	(26)	75,007	(1,719)	249,042
Change in valuation reserve	(43)	122,866	(204)	29,577
Tax losses to be amortized	56	(161,984)	95	(13,711)
Employee benefits	1	(699)	(25)	3,553
Paid profits to employees	1	(306)	2	(346)

	10	$(28,672)	10	$(1,439)

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues

Our net revenues decreased 8.6%, from Ps.2,468.9 million in 2016 to Ps.2,255.6 million in 2017. The decrease was primarily due to the following factors:

•                  Commercial revenues accounted for 33.5% of total revenues in 2017, compared with 27.2% in 2016. Commercial revenues in 2017 totaled Ps.755.5 million, an increase of 12.6%, or Ps.84.8 million compared to Ps.670.7 million in 2016. This increase in revenue is explained by an increase in data services of Ps.41.5 million, an increase in added value services by Ps.8.3 million and a decrease in recurrent revenues by Ps.37.8 million;

•                  Residential revenues accounted for 16.2% of total revenues in 2017, compared to 23.0% in 2016. Residential revenues totaled Ps.365.3 million, a decrease of 35.6% or Ps.201.8 million compared to PS.567.1 million in 2016. The decrease in revenues is due to a decrease in voice service revenues of Ps.21.0 million, a decrease in pay TV of Ps.66.6 million, a decrease in Internet services of Ps.107.1 million and a decrease in mobile telephony services of Ps.7.1 million;

•                  Wholesale services revenue totaled Ps.1,132.1 million in 2017, a decrease of 8.0%, compared to PS. 1,231.1 million in 2016; and

•                  Revenue from other services accounted for 0.1% or Ps.2.7 million of total revenues in 2017. Revenues from other services come primarily from mobile services granted by Celmax Movil, S.A. de C.V.

The following table sets forth our revenues for the periods indicated below:

	For the Year Ended December 31,
	2017		2016		% Change
	(in millions, except for percentages)
Commercial	755.5		670.7		12.6%
Residential	365.3		567.1		-35.6%
Wholesale	1,132.1		1,231.1		-8.0%
Other revenue	2.7		—		—
Total Revenues	Ps.	2,255.6	Ps.	2,468.9	-8.6%

The following table sets forth a breakdown of our ARPC for commercial customers for the periods indicated below:

	For the Year Ended December 31,
	2017		2016		% Change
Monthly charges	Ps.	29,796	Ps.	18,139	64.3%
Usage		10,417		9,289	12.1%
Subtotal		40,213		27,428	46.6%
Non-recurring		2,747		624	340.2%
Total	Ps.	42,960	Ps.	28,052	53.1%

Total ARPC (calculated as average revenue per customer by dividing the total commercial revenues for a given period by the average number of active commercial customers in such period) increased 53.1% from Ps.28,052 in 2016 to Ps.42,960 in 2017. The increase in ARPC is primarily the result of the increase in recurrent and non-recurrent charges.

The following table presents a breakdown of our ARPU for voice lines for the periods indicated below:

	For the Year Ended December 31,
	2017		2016		% Change
Monthly charges	Ps.	155.1	Ps.	138.5	12.0%
Usage		6.8		10.1	(32.7)%
Subtotal		161.9		148.6	9.0%
Non-recurring		2.0		1.7	17.6%
Total	Ps.	163.9	Ps.	150.3	9.0%

Total ARPU (calculated as average revenue per unit by dividing the total residential revenues for a given period by the average number of RGUs in service during such period) increased 9.0% from Ps.150.3 in 2016 to Ps.163.9 in 2017. The increase in ARPU is primarily due to a combination of the increase in recurrent charges and decrease in usage.

Revenue Generating Units

The term RGU represents an individual service subscriber who generates recurrent revenue for us. During 2017, we disconnected a total of 72,752 RGUs. As of December 31, 2017, Maxcom reported a total of 294,536 RGUs, a decrease of 19.8% in comparison to the same period last year.

The following table presents a breakdown of our RGUs by type of customer at December 31, 2017 and 2016 and the percentage variation:

	At December 31,
	2017	2016	% Change
Commercial	124,674	127,648	(2.3)%
Residential	150,790	220,568	(31.6)%
Wholesale lines	19,072	19,072	—%
Total lines	294,536	367,288	(19.8)%

Operating Costs and Expenses

Our operating costs and expenses decreased by 44.2% from Ps.4,029.7 million as of December 31, 2016 to Ps.2,248.1 million in 2017. This decrease was mainly due to:

•                  A decrease of Ps.162.4 million, or 11.3% in network operating services primarily due to (i) a Ps.37.6 million decrease in TV content costs,(ii) a Ps 23.1 million decrease in network associated costs, (iii) a Ps.88.7 million decrease in long-distance interconnection costs,(iv) a Ps.0.8 million decrease in local interconnection costs and (v) a Ps.12.2 million decrease in costs related to mobile telephony;

•                  A decrease of Ps 7.9 million, or 7.4% in technical expenses primarily due to (i) a Ps.4.4 million decrease in network maintenance costs and (ii) a Ps.3.5 million decrease in other technical expenses;

•                  A decrease in disconnection expenses in 2017 by Ps.4.6 million;

•                  A decrease of Ps.156.1 million, or 42.6% in depreciation and amortization expenses;

•                  During 2016, the Company recorded an impairment to the useful life of certain assets by Ps.1,046.3 million; and

•                  A decrease of Ps.150.9 million, or 25.3% in selling, general and administrative expenses mainly due to (i) a Ps.62.6 million decrease in salaries, wages and benefits, (ii) a Ps.40.9 million decrease in bad debt reserve and (iii) a Ps.51.6 million decrease in consultancy fees.

Comprehensive Cost of Financing

Our comprehensive cost of financing was Ps.21.9 million in 2017, a 96.0% decrease compared to Ps.550.4 million in 2016.

The following table sets forth our comprehensive cost of financing for the periods indicated below:

	For the Year Ended December 31,
	2017		2016		% Change
	(in millions, except for percentages)
Interest expense		(174.2)		(168.4)	3.4%
Interest income		32.2		38.5	-16.3%
Foreign currency gain (loss)		102.6		(428.4)	-124%
Effects of valuation of financial instruments		(72.8)		(99.3)	-26.7%
Gain on repurchase of senior notes		90.2		107.2	-0.0%
Total	Ps.	(21.9)	Ps.	(550.4)	-96.0%

The increase of the comprehensive cost of financing was primarily due to:

•                  An increase of Ps.5.7 million or 3.4% in interest expense due to the change in the step-up interest rate of the old notes to 7% in 2017, compared to 6% in 2016;

•                  A decrease of Ps.6.3 million or 16.3% in interest income;

•                  A decrease in foreign currency gain of Ps.531.0 million or 123.9% due to a depreciation of the Mexican peso of 4.5% during 2017. Ps.102.6 million against a loss of Ps.428.4 million registered in the same period of 2016, giving a swing to the loss by Ps.531.0 million or 124%. The effect is explain by the appreciation of 4.5% in the exchange rate during 2017;

•                  An increase of Ps.26.5 million or 26.7% in valuation effects of financial instruments; and

•                  A gain on repurchase on senior notes of Ps.90.2 million due to a  partial cash tender offer and purchased of US$13.1 million principal amount of senior notes.

Tax Provisions

During 2017, we recorded an expense of Ps.1.4 million in tax provisions, compared to a benefit of Ps.7 million recorded in 2016.

Reconciliation of effective tax rate:

	2017			2016
	%	$		%	$
Loss before income taxes		Ps.	(14,485)		Ps.	(2,111,170)
Total tax expense (benefit) using the Company’s domestic tax rate	(30)%	4,346		(30)%	633,351
Inflationary effect	(246)%	35,582		9%	(181,692)
Non-deductible employee benefits	(25)%	3,553		0%	3,299
Unrealized exchange rate loss and doubtful accounts (non-deductible)	541%	(78,294)		23%	(478,649)
Unrecognized deferred tax assets	(121)%	17,530		1%	17,279
Other	(109)%	15,845		0%	(574)
	10%	Ps.	(1,438)	0%	Ps.	(6,986)

Liquidity and Capital Resources

Overview

Our business is capital intensive. We have historically met our working capital and capital expenditure requirements through our various debt arrangements, vendor financings and the sale of equity to investors.  As of December 31, 2018, we had Ps.456.5 million (US$23.6 million) of cash and temporary investments.  As of March 31, 2019, we had Ps.386 million (US$19.9 million) of cash and temporary investments.

We maintain the majority of our cash in U.S. dollar currency accounts with financial institutions in the United States.  These security accounts bear interest at money market levels.  The remainder of our cash is deposited with Mexican and American banks and invested daily in peso-denominated and dollar-denominated interest bearing securities.

Our principal uses of cash have included debt service, capital expenditures and working capital. We expect that these will remain our principal uses of cash in the future. We expect to use approximately Ps.385 million (US$20 million) of cash during 2019 to fund capital expenditures in connection with the acquisition and renewal of equipment and infrastructure growth in our commercial segment. This amount includes the renewal of 15 GHz and 23 GHz frequencies. As of March 31, 2019, we used Ps.68 million (US$4 million) of cash in connection with the construction of last-mile infrastructure, increase in network capacity and renewal of equipment.

Liquidity

As of December 31, 2018, we had Ps.456.5 million (US$23.6 million) of cash and temporary investments.  As of March 31, 2019, we had Ps.386 million (US$19.9 million) of cash and temporary investments.

The following table shows the generation and use of cash in 2016, 2017 and 2018 and in the three months ended March 31, 2018 and 2019.

	December 31,			Three Months Ended March 31,
	2018	2017	2016	2019	2018
				(Unaudited)
	(in millions of pesos)
Net resources provided by (used in) operating activities	50	52	444	117	(101)
Net resources provided by (used in) investing activities	7	(202)	(201)	(635)	(56)
Net resources provided by (used in) financing activities	(187)	(94)	(237)	440	2
Cash and cash equivalents at period end	457	585	838	386	431

Resources Provided by Operating Activities

For the three months ended March 31, 2019 resources provided by operating activities increased by Ps.218 million from the same period in 2018. This increase was mainly due to the sale of two optical channels within our long distance backbone routes for US$8.3 million and a Ps.23 million increase due to the adoption of IFRS 16.

For the year ended December 31, 2018, resources provided by operating activities were Ps.2 million, compared to Ps.52 million in 2017. This decrease was mainly due to lower cash generation as a result of contraction of the residential and wholesale business units. We also experienced an increase in net loss of Ps.299.4 million, which was largely due to the effects of foreign exchange gains and profits recorded from the bond repurchase registered in 2017. In addition, in 2018 we experienced an increase in resources as a result of changes in working capital items, such as, (i) an increase of Ps.45.5 million in accounts receivable and (ii) an increase of $ 36.3 million in accounts payable and provisions.

For the year ended December 31, 2017, resources provided by operating activities were Ps.52 million, compared to Ps.444.2 million in 2016. This decrease was mainly due to a decrease of Ps.2,096.7 million in net loss and a decrease of Ps.1,971.7 million in non-cash items included in the net loss. Additionally, in 2017, we recorded a decrease of Ps.168.9 million in resources compared to Ps.346.1 in 2016 was the result of changes in working capital items, primarily due to (i) a decrease of Ps.405.2 million in resources from accounts receivable; (ii) a decrease of Ps.80.2 million in resources from liabilities and (iii) a decrease of Ps.9.6 million in resources from inventory.

Resources Provided by Financing Activities

For the three months ended March 31, 2019, net resources used for financing activities increased by Ps.438 million compared to the same period in 2018.  This decrease was mainly due to US$8.9 million used to repurchase our senior notes and the effects caused by the Ps.548 million recognition of leases in our balance sheet.

For the year ended December 31, 2018, net resources generated by financing activities decreased by Ps.93 million compared to 2017.  This decrease was mainly due to (i) Ps.131.6 million generated from capital stock; (ii) a decrease of Ps.115 million generated by non-controlling interest and (iii) Ps.154 million used to repurchase our senior notes.

For the year ended December 31, 2017, net resources generated by financing activities were Ps.93.7 million compared to Ps.237.1 million in 2016. This difference is primarily due to (i) Ps.54.2 million generated from capital stock, (ii) Ps.8.5 million credit from less interest paid and (iii) a Ps.80.7 million increase in resources provided by other financing activities, mainly related to the repurchase of senior notes, which was partially offset by the credit provided by Bancomext.

Resources Used for Investing Activities

For the three months ended March 31, 2019, net resources used for investing activities decreased by Ps.579 million.  This increase was mainly attributable to the acquisition of equipment used for the sale of optical channels and the effect caused by the Ps.572 million recognition of the leases in our balance sheet.

For the year ended December 31, 2018, net resources used for investing activities increased by Ps.209.4. This increase is mainly attributed to the Ps.196.6 million received from the sales of communication towers.

For the year ended December 31, 2017, net resources used for investing activities increased by Ps.1 million. The incremental effect is mainly due to the disbursement of capital investments made per Ps.478 million, which is offset by the inflow of cash from the sale of residential customers to Megacable for Ps.234 million.

Financing Sources

Our Step-Up Senior Notes due 2020 (the “old notes”) are governed by an indenture that Maxcom and its subsidiaries entered into with The Deutsche Bank Trust Company Americas, acting as trustee, on October 11, 2013 (the “old notes indenture”). The old notes indenture contains certain covenants that among other things, limit the ability of the Company and subsidiaries to incur additional indebtedness and issue preferred stock, pay dividends, make other restricted payments and investments, create liens, incur restrictions on the ability of the Company’s subsidiaries to pay dividends or other payments to them, sell assets, merge or consolidate with other entities, and enter into transactions with affiliates.

The old notes indenture prohibits us from incurring additional indebtedness (other than permitted indebtedness) unless our leverage coverage ratio would be no greater than (i) 4.25 to 1 in the case of any incurrence or issuance on or before December 31, 2013, (ii) 4.00 to 1 in the case of any incurrence or issuance on or after January 1, 2014 and on or before December 31, 2014 and (iii) 3.50 to 1 in the case of any incurrence or issuance on or after January 1, 2015, determined on a pro forma basis (including a pro forma application of the net proceeds there from). Our leverage ratio as of a specific date is the ratio of (i) the aggregate principal amount of our outstanding indebtedness plus the amount of all obligations in respect of the repayment of certain specified stock and the liquidation preference of preferred stock of our restricted subsidiaries to (ii) our aggregate EBITDA for the period consisting of the last two full fiscal quarters for which financial statements are publicly available multiplied by two. Regardless of our leverage ratio, we may incur permitted indebtedness, which includes, among other things:

•                  indebtedness, not to exceed US$15.0 million at any time outstanding, represented by capital lease obligations, financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the permitted business of the company, in an aggregate principal amount, including all permitted refinancing indebtedness incurred to renew, refund, refinance, replace, decrease or discharge any such indebtedness;

•                  hedging obligations for the purpose of managing our exposure to fluctuations in interest rates with respect to indebtedness permitted to be incurred by us pursuant to the old notes indenture or protecting us against currency fluctuations in the ordinary course of business and not for speculative purposes; and

•                  indebtedness not to exceed US$20.0 million in an aggregate principal amount at any time outstanding, including all permitted refinancing indebtedness incurred to renew, refund, refinance, replace, decrease or discharge such indebtedness.

The old notes indenture contains events of default, including, without limitation, (subject to customary grace periods, cure rights and materiality thresholds) defaults based on (i) the failure to make payments of interest or principal when due, (ii) breaches of covenants, (iii) cross-defaults and cross acceleration to other material indebtedness, (iv) bankruptcy events, (v) material judgments and (vi) the actual or asserted invalidity of any guarantee. If any such event of default occurs, the notes could be declared due and immediately payable. Subject to certain exceptions, the old notes indenture prohibits us and any of our restricted subsidiaries from entering into an affiliate transaction, unless (i) the transaction is on terms no less favorable to us or the relevant restricted subsidiary than those that would have been obtained in a comparable transaction by us or such restricted subsidiary with an unrelated entity; (ii) in transactions involving in excess of US$2.5 million, a majority of the disinterested directors have determined that the transaction complies with (i); and (iii) in transactions involving in excess of US$6.0 million, we deliver to the trustee a fairness opinion from an investment banking firm of national standing.

In addition, on October 14, 2015, we entered into an unsecured loan operating agreement with Banco Nacional de Comercio Exterior, S. N. C., Banca de Desarrollo (“Bancomext”) of up to US$150 million for a five-year term with monthly amortizations payments.  Simultaneously with the unsecured loan operating agreement, we entered into a trust agreement, whereby we agreed to transfer cash flows from time to time arising from the collection of specific bank accounts and appointing Bancomext as first beneficiary under the trust.  The trust is a liquidity mechanism to be used exclusively as an alternative source for paying the loan. The loan was bears interest at the rate of 9.8% and expires in 2020.

Indebtedness

Our consolidated debt as of March 31, 2019 was Ps.2,583 million (US$134 million), of which Ps.1,955 million (US$101 million) was long-term debt. Our ratio of debt to EBITDA was 9.0 as of March 31, 2019.

The following table presents a breakdown of our consolidated debt as of March 31, 2019:

	As of March 31, 2019 (1)
	(pesos and U.S. dollars in thousands)
Short-term financing:
Leases	US$	4	Ps.	87
Bank Loan	2		30
Accrued interest	3		49
Total short-term financing	9		166
Long-term payable notes:
Bank Loan	1		15
Leases	24		461
Step-Up Senior Notes	100		1,940
Total long-term payable	US$	125	Ps.	2,417

Total Indebtedness	US$	134	Ps.	2,583

(1)         Peso amounts were converted to U.S. dollars at the exchange rate of Ps.19.3201 per US$1.00, as reported by the Federal Reserve Bank of New York as its noon buying rate for pesos on March 31, 2019.  Such conversions are for the convenience of the reader and should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

Capital Expenditures

Through March 31, 2019, we have invested Ps.68 million (US$3.5 million)  in the build-out of our network operating support system and other capital expenditures, excluding cumulative pre-operating expenses and the expenses related to the issuance of several debt instruments.  Our capital expenditures as of March 31, 2019 amounted to Ps.68 million (US$3.5 million).  The expected capital expenditures required to keep our business operational for 2019 are approximately Ps.360 million (US$18.6 million) which mainly consists of network and information technology infrastructure maintenance and support and renewal of point-to-point microwave concessions for frequency segments in the 15 and 23 GHz bands.

Through December 31, 2018, we had invested Ps.204.6 million in the construction of last-mile connectivity for commercial customers and in the increase of network capacity. During 2017, we invested Ps.243 million in telephone network systems and equipment. In 2016 we invested Ps.477.7 million in the expansion of our operating system network support, excluding cumulative pre-operating expenses and expenses related to the issuance of various debt instruments.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of March 31, 2019:

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of pesos)
Long-term debt obligations	1,985	30	1,955	—	—
Capital lease and vendor financing accrued interest at March 31, 2019	548	87	461	—	—
Debt obligation interest	49	49	—	—	—
Operating lease obligation	—	—	—	—	—
Total	2,583	166	2,417	—	—

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

We currently believe that increases in interest rates in the international markets will not have a material direct adverse impact on our financial results or cash flows because as of March 31, 2019, all of our debt bears fixed rates of interest.  Our results and cash flows could be impacted if additional financing is required in the future and interest rates are higher.

Foreign Currency Fluctuation

Our principal foreign currency fluctuation risk involves changes in the value of the peso relative to the U.S. dollar.  Although U.S. dollar-denominated revenues and expenses, including capital expenditures, are exposed to foreign currency fluctuations, our financial debt instruments have greater exposure.  As of March 31, 2019, the amount of debt denominated in U.S. dollars was Ps.1,940 million.

Depreciation of the peso against the U.S. dollar results in an increase of our U.S. dollar-denominated revenues from our wholesale commercial segment and expenses as reported in pesos.  Conversely, appreciation in the value of the peso against the U.S. dollar results in decreases to U.S. dollar-denominated revenue and expenses as reported in pesos.

Interest expense on our U.S. dollar-denominated debt, as expressed in pesos in our financial statements, varies with exchange rate fluctuations.  Depreciation of the peso, results in increases in interest expense on a pesos basis.

We record foreign exchange gains or losses when the peso appreciates or depreciates against the U.S. dollar.  Because our U.S. dollar-denominated monetary liabilities have exceeded, and are expected to continue to exceed, our U.S. dollar-denominated monetary assets, depreciation of the peso, against the U.S. dollar will result in foreign exchange losses.

The peso-to-dollar exchange rate may experience significant devaluations in the future.  Further declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet our U.S. dollar-denominated obligations, including the old notes.

As of the date of this statement, we have terminated our cross-currency swaps, which formerly covered the interest portion of the old notes for a notional amount of US$70 million maturing on June 15, 2020.

Critical Accounting Policies

We have identified certain key accounting estimates on which our financial condition and results of operations are dependent.  These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions which affected the amounts reported in the financial statements.  We base our estimates on historical information, where applicable and other assumptions that we believe are reasonable under the circumstances.

Actual results may differ from our estimates under different assumptions or conditions.  In addition, estimates routinely require adjustments based on changing circumstances and the receipt of new or more accurate information.  In the opinion of our management, our most critical accounting estimates under IFRS are those that require management to make estimates and assumptions that affect the reported amounts related to the accounting for fair value of derivatives and other financial instruments, valuation of non-current assets, other intangible assets, income taxes and employee benefit obligations, revenue recognition from bundled contracts, estimates related to revenues and determination of allowance for doubtful accounts receivable.  For a full description of all of our accounting policies, see our Annual Financial Statements and Interim Unaudited Financial Statements included in this statement.

Applications of Critical Accounting Policies and Estimates

We have identified certain key accounting estimates on which our consolidated financial condition and results of operations are dependent.  These key accounting estimates most often involve complex matters or are based on subjective judgments or decisions that require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  We base our estimates on historical experience, where applicable and other assumptions that we believe are reasonable under the circumstances.  Actual results may differ from our estimates under different assumptions or conditions.  In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information.  In the opinion of our management, our most critical accounting estimates under  IFRS are those that require management to make estimates and assumptions that affect the reported amounts related to the carrying amount of telephone network systems and equipment, intangible assets, pre-operating expenses and frequency rights, including depreciation and amortization rates, assumptions made for the calculation of the impairment test to long lived assets, inventories, construction in progress of telephone network systems and equipment and deferred income tax assets; valuation of financial instruments; and obligations related to employee benefits, revenue recognition from bundled contracts, estimates related to revenues and determination of allowance for doubtful accounts receivable.  For a full description of all of our accounting policies, see notes 5 and 6 to the consolidated financial statements included herein.

There are certain critical estimates that we believe require significant judgment in the preparation of our consolidated financial statements.  We consider an accounting estimate to be critical if:

•                  it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making the estimate; and

•                  changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

Fair Value of Stock Options and Warrants

Stock options and warrants granted to members of our board of directors, officers and employees require a fair value-based accounting at the grant date.  The total amount of compensation costs recognized for an award of stock based employee compensation is based on the fair value so determined.  Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable willing parties in an arm’s-length transaction.  We estimate fair values using option pricing models, which require the use of certain assumptions, such as expected term of the option, expected volatility, risk-free interest rate during expected term and expected dividend yield.  Those assumptions are subjective and involve management judgment.  The imprecision in estimating these factors may affect the amount of compensation cost recorded for stock-based employee compensation.

Allowance of Doubtful Accounts Receivable

The allowance for doubtful receivables is based on the expected credit loss model, which requires us to account for expected credit losses and changes in those expected credit losses on each reporting date so as to reflect the changes in credit risk as of the initial recognition of the financial assets. Unlike the credit loss model required under IAS 39, it is no longer necessary for a credit event to have occurred in order for credit losses to be recognized.

The allowance for doubtful accounts represents our estimate of losses resulting from the failure or inability of our customers to make required payments.  Determining our allowance for doubtful accounts receivable requires significant estimates. We believe that our allowance will be sufficient to cover the potential risk of impairment; however, actual results may differ from our estimates, and this discrepancy could result in a significant adjustment to the book values of our receivables for the following year.  At December 31, 2018 and March 31, 2019, our provision for bad debt was Ps.156.9 million and Ps.134.8 million, respectively.  We consider this provision sufficient to cover the potential risk of uncollectible accounts; however, we cannot assure that we will not be required to increase the amount of this provision in the future.

Revenue Recognition under IFRS

We recognize revenue as each of our performance obligations is completely satisfied, which takes place when our services have been rendered and when control over goods has been transferred.

Generally, installation expenses are charged to our residential customers and related revenues are recognized when installation is complete.

Revenues from public telephony services are recognized based on the cash collected and the estimated uncollected cash from services rendered at the date of the financial statements.

We also have interconnection agreements for long-distance and mobile services with other telephony companies.  However, they do not include the clause of the “bill and keep” compensatory agreement.

Revenues from pay television services are recognized as rendered.

Revenues from lease of transmission capacity through the fiber optic ring are recorded in deferred revenue when billed in advance and then recognized ratably into revenue over the term of the contract.

Revenue from bundled services is recognized in the month in which the services are provided.  Bundle revenues are distributed among voice, data, pay TV or mobile services.

We record an allowance in the amount of 90% of accounts receivable with balances due over 90 but less than 119 days old, and of 100% of accounts receivable due over 120 days old, except when there is a collection agreement with a client.  In such cases, the allowance amount is 30% with balances due over 90 days if there is not a settlement negotiated with the client.  Accounts handed over to our legal collection services are reserved up to 100%, or less depending on the success rate indicated by the attorney handling the account.

Valuation of Long-Lived Assets

We review fixed, definite lived intangible and other long-lived assets at least annually under IAS 36. Impairment reviews require a comparison of the estimated future discounted cash flows to the carrying value of the asset.  If the total of the discounted cash flows is less than the carrying value, an impairment charge is recorded for the difference between the estimated fair value and the carrying value of the asset.  In making such evaluations, we estimated the fair value of the long-lived assets as well as the discounted cash flows.  In determining our discounted cash flows, we make significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as estimating remaining useful lives and the possible impact that inflation may have on our ability to generate cash flows, as well as customer growth and the appropriate discount rate.  Although we believe that our estimates are reasonable, different assumptions regarding such remaining useful lives or future cash flows could materially affect the valuation of our long-lived assets.

Upon adoption of the ASC Topic 360-10 (formerly Statement of Financial Account Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”) and NIF C-15 and IAS 17 we were required to reassess the useful lives of our intangible assets, which primarily consist of Mexican government telecommunications concessions and infrastructure rights.  Upon reassessment, we concluded that our concessions would be definite lived intangibles. We periodically reassess the useful lives of our concessions, in case there is evidence of impairment the value for such assets is adjusted.

We evaluate values of long lived assets when there are events or changes that reveal an indication of potential impairment.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net income expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated net income, an impairment charge is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset.  Given the current adverse economic circumstances we have faced, there have been indicators of potential impairment which have led us to test, our long-lived assets for impairments; involving significant judgment for the determination of fair value.

As of March 31, 2019, and December 31, 2018, 2017 and 2016 no impairment charges were recognized as a result of such impairment test.

Deferred Taxes

Deferred income tax is accounted for under the asset and liability method.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and in the case of income taxes, for operating loss and asset tax carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Significant management judgment is required in determining our provision for income taxes.  Under IFRS, no valuation allowance is recognized; instead, deferred tax assets where recoverability is doubtful are not recognized.

Year of Loss	Amount		Year of Maturity
2010	4,605		2020
2011	244,235		2021
2014	12,042		2024
2015	427,784		2025
2016	485,156		2026
2017	92,069		2027
2018	546,770		2028
Total	Ps.	1,812,661

As of March 31, 2019, we had cumulative tax losses in aggregate of Ps.1,812.7 million that will be carried forward against future taxable income as follows:

INDUSTRY

Mexico is the second largest country in Latin America in terms of population, with approximately 129 million people, a gross domestic product of US$1.2 trillion and a gross domestic product per capita of over US$9,630 as of December 31, 2018, one of the highest GDPs per capita in Latin America.

It is expected that the Mexican telecommunications industry, the second largest in Latin America, will continue its upward trend. The telecommunications industry is classified as a tertiary sector within Mexican GDP, representing 4.62% of the GDP of the tertiary sector and 2.92% of total Mexican GDP. For the third quarter of 2018, there was growth of 4.27% in the GDP of the industry compared to the same period in 2017 and a similar trend in the year-end report. According to estimates from the Competitive Intelligence Unit (“CIU”), a consulting firm specialized in market research in Latin America, at the end of 2018, the telecommunications sector as a whole generated approximately Ps.491.2 billion, an annual growth of 5.0%, compared to the 3.0% in 2017.

It is anticipated that the growth of the sector will reach 5.6% in 2019, which is attributable to the reactivation of the Pay TV market, the growth in mobile ARPU derived from increased consumption of mobile data, a drop in fixed revenues and the growing consumption of broadband services, both fixed and mobile.

We anticipate that 2019 will be a year of growing dynamism for the telecommunications industry, resulting from improvements in both private and public infrastructure in Mexico, as well as potential concessions granted through radio spectrum bidding and the effective realization of investment projects of the new federal administration. We expect that these factors will contribute to the growth of the telecommunications industry in the coming years.

Market Liberalization

The Mexican telecommunications market has long been dominated by Telmex, the former government owned telecommunications monopoly. However, since the Mexican government completed the privatization of Telmex in 1990, the Mexican telecommunications sector has become increasingly open to competition which has created an opportunity for competitive carriers to capture market share from Telmex.

On October 4, 2006, the Federal government enacted a new directive known as the “Convergence Regulations,” (Acuerdo de Convergencia de Servicios Fijos de Telefonía Local y Televisión y/o Audio Restringidos que se Proporcionan a través de Redes Públicas Alámbricas e Inalámbricas). These regulations allow certain concessionaries of media and telecommunication services to provide other services not included in their original concessions through voluntary adherence to the regulations. Upon compliance with certain regulations, cable television providers are now allowed to provide voice and data services. Likewise, voice and data service providers, such as us and Telmex, upon compliance with certain regulations, are now allowed to provide television services. In addition, the Mexican government is allowing cable companies to act as “carriers of carriers” by providing bi-directional data, Internet broadband services and voice services, including VoIP services. As a result, we face significant competition from new entrants providing telephony services, including cable television providers. Several companies without legal authorization have begun to target the Mexican telecommunications market to offer telephone services through the Internet. Moreover, although we provide paid television services in some of our service areas, we are uncertain about our ability to provide these new services profitably due to the market penetration of current competitors providing similar services in such areas.

Number portability came into effect in Mexico enabling Mexican consumers and businesses to benefit from the added choice and convenience that number portability provides, allowing subscribers to easily switch communications providers without the time, inconvenience and expense associated with changing phone numbers. Portability is currently only possible from one fixed line network to another and from one mobile network to another, but the transfer between fixed and mobile networks is still not possible.

On June 12, 2013 the Mexican Congress passed a bill to amend the Mexican Constitution in connection with the telecommunications and broadcasting (radio and television) industries. This amendment to the Mexican Constitution (articles 6, 7, 27, 28, 73, 78, 94 and 105) is aimed at strengthening competition and providing Federal Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”), with broader capabilities to regulate the telecommunication and broadcasting industries. The enacted bill provides for a number of measures that include eliminating the limit on foreign investment in the telecommunications industry (including satellite operations) and raising the limit on foreign investment in the broadcasting industry to 49%. Additionally, the enacted bill provided for the issuance of two new broadcasting licenses to be awarded by public auction. The new bill also imposed “must carry” and “must offer” obligations on television companies. On a yearly basis, IFT publishes interconnection rates applicable for the next year.

In March 2014, IFT issued rulings declaring America Móvil and Grupo Televisa and certain of its respective subsidiaries AEPs in the telecommunications and broadcasting industries and imposing on these companies asymmetrical regulations compared to other telecommunications providers. It is still uncertain what the impact of such asymmetrical regulations in the telecommunications and broadcasting industries will mean for us.

On October 9, 2018, our shareholders approved a modification to our bylaws allowing up to 100% direct foreign investment in the Company pursuant to the changes adopted by the IFT’s regulation (Ley Federal de Telecomunicaciones y Radiodifusión or “LFTR”).

Local Telephony Market

In connection with the privatization of Telmex, the Mexican government granted Telmex a six-year implied monopoly over local telephony services, which was eliminated in mid-1996 when the SCT published regulations governing the licensing of local services on a competitive basis. In order to promote competition in the local telephony market, the Mexican government auctioned several concessions in 1996, including the regional concession awarded to us for wireline local telephony service which was later expanded to a nationwide concession.

Each wireline local telephony concession granted by the Mexican government generally has a 30-year term and can be extended at the request of the concessionaire, subject to the approval of the SCT. Each concession authorizes, among others, the provision of local telephony services and value-added services such as voice mail, call hold, call forwarding, three-way calling and caller identification, in specified regions of the country.

The Mexican government also conducted auctions of the following spectrum frequencies:

•                                           450 MHz, 1.9 GHz (Personal Communications Services), or PCS, and 3.4-3.7 GHz (fixed wireless local loop) nationwide and regional frequency bands;

•                                           7, 15, 23 and 38 GHz frequency bands for nationwide point-to-point microwave transmission links; and

•                                           10.5 GHz frequency band for regional point-to-multipoint microwave transmission service.

In 1998, three companies won nationwide concessions for fixed wireless local loop frequencies, although one later forfeited its right for failure to pay concession fees. In addition, in 1997 six companies won concessions in the 1.9 GHz (Personal Communications Services) frequencies on either a nationwide or regional basis, although one also forfeited its right for failure to pay concession fees. See “—Mobile Telephony Market”.

Long-Distance Telephony Market

In connection with the privatization of Telmex, the Mexican government granted Telmex an exclusivity period of 6 years for long-distance telephony services. In August 1996, the exclusivity period expired and competition commenced in January 1997. In order to promote competition among domestic and international long distance providers, the Mexican government granted several concessions, including the national concession awarded to us, for domestic and international long-distance services, as well as value-added services. Each concession generally has a nationwide scope and a 30 year term that can be extended at the request of the concessionary, subject to the approval of the IFT.

Other long-distance concessionaires include, among others, (i) Axtel, (ii) Alestra, (iii) Bestel, S.A. de C.V. (“Bestel”), (iv) Iusatel, S.A. de C.V. and (v) Marcatel, S.A. de C.V. (“Marcatel”). International liberalization trends will likely continue to impact the flow of long-distance telephone traffic to and from Mexico. In particular, demand for long-distance services may be inhibited by the increasing use of VoIP.

Mobile Telephony Market

The Mexican mobile telephony market is divided into nine regions. The SCT divided the cellular telephony system in each region into the cellular A-Band and cellular B-Band. Today, cellular A-Band concessions are owned by Telefonica Móviles, in cellular regions 1, 2, 3 and 4, and by Iusacell in cellular regions 5, 6, 7, 8 and 9. The main mobile telephony carriers in Mexico include:

•                                           Telcel with nationwide Personal Communications Services and cellular concessions;

•                                           Telefonica Móvistar with nationwide Personal Communications Services and regional cellular (regions 1 through 4) concessions;

•                                           AT&T (which acquired Iusacell, Nextel and Unefon) with nationwide Personal Communications Services concessions; and

•                                           Mobile Virtual Network Operators (“MVNOs”). On March 2016, the IFT issued an Administrative Disposition for MVNO authorizations in order to regulate the mobile services provided by these operators. As of today, some MVNOs are implemented in Mexico.

Competition

We primarily compete on the basis of customer service, value-added products and price in the local telecommunications market. Our main competitors are wireline and fixed wireless local telephone operators, although we also face competition from mobile wireless operators, cable television providers and Internet service providers.

Our core strategy is to focus on underserved markets by targeting new customers that do not currently receive the type of products and services we offer. In particular, our intention is to service markets with lower teledensity rates that are also underserved by Telmex.

Although we provide long-distance service, we position such service as an integrated value-added service for our local telephony customers. As a result, in the residential market we do not offer our long-distance service separately from our local telephone service.

Telmex

Our main local telephone competitor is Telmex, the incumbent carrier and former government-owned telecommunications monopoly. Telmex has significantly greater financial and other resources than those available to us. In addition, Telmex has an established customer base, which represents approximately 60% of the telephone service and broadband internet access in Mexico. Telmex customers still represent the main destination of outgoing calls from our network; therefore, local interconnection with Telmex is critical to our operations.

Telmex is a subsidiary of América Móvil, the leading provider of telecommunications services in Latin America, which ranks first in the sector for mobile, fixed, broadband and pay TV in terms of number of cash-generating units. América Móvil provides mobile services in Mexico through Telcel, which is the largest provider of mobile telecommunications services in the country in terms of number of users and operates networks with 3G technology and 4G technology with LTE protocol.  América Móvil modernized a significant part of its network with advanced technology and continues to expand its 4G LTE network throughout the country and to invest in fiber optic cables. Currently, América Móvil has more than 213,000 kilometers of fiber optic cables.

Other Competitors

We also face competition in local telephone from companies that were awarded concessions since the opening of the Mexican wireline telecommunications market in 1997. The most relevant competitors are Axtel-Alestra, Megacable, Grupo Televisa, Totalplay, Telefónica-Movistar and AT&T.

Axtel-Alestra

Axtel was founded in July 1994 and began commercial operations in 1999 after winning several radio electric spectrum auctions.  Axtel offers services of fixed and mobile telephony, pay TV, Internet, data, networks, integrated services and equipment sales. It serves the business, government, small businesses and residential markets in about 39 metropolitan areas including Mexico City, Monterrey, Guadalajara, Morelia, Acapulco and Matamoros.

Axtel has had notable growth in the broadband segment. Its world-class network consists of different access technologies including optic fiber, fixed wireless access, and point-to-point and point-to-multipoint links.

Alestra is a subsidiary of Alfa Group and was established in 1995 through an agreement between AT&T and BBVA Bancomer. Alestra began commercial operations in 1997 in the long distance business in Mexico. In 2011, Alfa became the sole shareholder of  Alestra.

Alestra focuses on the commercial segment, including multinational companies, institutional clients, and small and medium enterprises. Alestra offers an extensive fiber optic network and data centers providing managed network services, IT, data, Internet and local telephony, as well as long distance services in main Mexican cities. Alestra has recently refocused its business strategy with more emphasis on the segment of value-added services. In 2015, Alestra reported revenues of Ps.6,163 million. As of December 31, 2018 access circuits provided to customers totaled 2.7 million, while the capacity at its five data centers reached 3,500 square meters.

In December 2015, Alestra and Axtel entered into merger agreement. This transaction became effective on February 15, 2016, on which date Axtel became a subsidiary of Alfa Group, who now owns a 51% stake of the combined entity, while the remaining 49% of Axtel-Alestra is owned by Axtel’s existing shareholders. As a result of the merger, Axtel-Alestra has a strong competitive position, which includes the ability to provide services of information and communications technology to companies and triple play based on fiber optics to the high residential segment.

Megacable

Megacable was founded in 1978 to serve the markets of Sonora and Sinaloa. Currently Megacable is one of the largest cable operators in Mexico based on number of subscribers. It offers cable television services, Internet, fixed telephony (Megacable was one of the first cable operators to offer this service), integrated services, equipment, production and distribution of content. It serves the business market (from government to small and medium business) through its subsidiaries: Metrocarrier, MCM, HO1A and PCTV, as well as the residential segment. It has the largest extension of kilometers of optic fiber network and coaxial of the country.

Grupo Televisa

Televisa is the largest media company in the Spanish-speaking world and is one of the major players in the entertainment industry worldwide. Televisa is also an active participant in the telecommunications industry in Mexico. Televisa is the majority shareholder of Sky, a provider of satellite television services in Mexico. It also participates in the cable and telecommunications industry by offering services such as IP telephony, broadband Internet, cable television, value-added services and virtual networks in many regions of the country. It also provides transnational services to U.S. corporations and high-capacity connectivity between the United States and Mexico. Televisa is shareholder of several telecommunications companies in Mexico including Cablevision (which under the trademark Izzi Telecom), TVI, Cablecom, Cablemás, Telecable and Bestel.

Totalplay

Totalplay is a telecommunications company that was wholly acquired by Grupo Salinas in 2014. It offers a variety of Triple and Double Play services on an optic fiber network provided directly to customers’ homes (FTTH). It began trial operations in September 2010 and launched its commercial operations in May 2011. It currently has coverage in 20 cities including Mexico City and Metropolitan Area, Monterrey, Guadalajara, Queretaro, Toluca, Puebla and San Luis Potosi. It offers interactive services such as pay TV, Internet and fixed telephony, through fiber optics, both for individuals and businesses.

Telefónica Movistar

Telefónica Movistar is a subsidiary of Grupo Telefónica that provides mobile telephony services. It is the second largest mobile phone company in Mexico by number of users and by nationwide coverage. It also offers fixed telephony services, mobile Internet, satellite Internet, public telephony, support services in the cloud, among others. By the end of 2015, Telefónica Movistar had an extensive national coverage of more than 93,000 localities, 81,000 highway kilometers and more than 26.3 million customers. They offer 3.5G technology in 40 thousand localities in Mexico, which is equivalent to 88.5% of the urban population, and they have recently launched their new 4G LTE network.

AT&T

In 2015, AT&T introduced a new competitor in the mobile telecommunications market in Mexico with the acquisition of Iusacell-Unefon for US$2,500 million and Nextel for US$1,875 million, positioning itself as the third largest company by users in the Mexico.

AT&T’s strategy is to integrate Iusacell and Nextel to form a company focused on generating more choices, better service of mobile telephony and high-speed mobile internet to more places in Mexico. AT&T has the most reliable 4G LTE network in the United States and the strongest LTE signal of any US provider, the company intends to provide the same level of service in Mexico.

Industry Regulation

The telecommunications industry in Mexico is subject to the 2013 Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones) as well as any rulings and decisions issued by the IFT.

On June 12, 2013 the Mexican Congress passed a bill to amend the Mexican Constitution in connection with the telecommunications and broadcasting (radio and television) industries. This amendment to the Mexican Constitution (articles 6, 7, 27, 28, 73, 78, 94 and 105) is aimed at strengthening competition and providing the IFT with broader capabilities to regulate the telecommunication and broadcasting industries. The enacted bill provides for a number of measures that include eliminating the limit on foreign investment in the telecommunications industry (including satellite operations) and raising the limit on foreign investment in the broadcasting industry to 49%.

IFT has the authority to grant all concessions and permits, allocate spectrum frequencies, grant, and transfer, renew or revoke concessions and apply penalties for violations of provisions contained in the concession titles.

The terms of our concessions require us to satisfy a number of technical, build-out and financial conditions. A failure to comply with any of the terms of our concessions or to obtain the waiver or modification could result in the revocation or termination of any of our concessions, the imposition of new terms applicable to our concessions or imposition of fines. The Mexican government would not be required to indemnify us in case of such revocation or termination. See “—Concessions and Permits - Termination” below. A failure to comply with any of the terms of our concessions could also result in the loss of surety bonds (fianzas) that we were required to issue in favor of the IFT. We have issued surety bonds in the amount of Ps.0.52 million with respect to our local telephony and long-distance concessions, Ps.1.81 million with respect to all seven of our point-to-point microwave concessions and Ps.0.26 million with respect to all three of our point-to-multipoint microwave concessions.

Concessions and Permits

The IFT grants concessions to operators of public telecommunications networks to provide specific telecommunications services in designated areas of Mexico or nationwide. In accordance with the amendments to the Mexican Constitution and the Federal Telecommunications and Broadcasting Law, telecommunications operators can apply for single concessions, for commercial, public, private or social use, which cover all the telecommunication services. For such effect, it is necessary to fulfill all the requirement pointed out in our legislation, among which are, complying with all and each one of the obligations derived from our current concession titles.

To provide telephony services in Mexico through a public network, a service provider must first obtain a concession from the IFT. Pursuant to the Federal Telecommunications and Broadcasting Law, concessions for public telephone networks may not exceed a term of 30 years and concessions for spectrum frequencies may not exceed a term of 20 years. Generally, concessions for public telephone networks may be extended for a term equivalent to the term for which the concession was originally granted if the concessionaire is in compliance with the terms of the concession and has filed an extension request in a timely manner prior to the expiration of the concession.

In addition to concessions, the IFT may also grant permits for installing, operating or exploiting transmission-ground stations and providing telecommunications services as a reseller. Under the Federal Telecommunications and Broadcasting Law, a company needs to notify the IFT through its electronic registration system, of the rates for telecommunication services it wishes to provide to be permitted to charge them to the public and, thereafter, such rates are made public information by the IFT.

Transfer

Concessions are transferable if the IFT approves the transfer of the concession title, the assignee agrees to comply with the terms of the concession and such transfer does not violate the foreign ownership requirements of the Federal Telecommunications and Broadcasting Law.

Termination

A concession or a permit may be terminated pursuant to the Federal Telecommunications and Broadcasting Law upon the occurrence of any of the following events:

•                  expiration of its term;

•                  resignation by the concession holder or the permit holder;

•                  revocation; or

•                  dissolution or bankruptcy of the concession holder or the permit holder.

A concession or a permit may be revoked prior to the end of its term under certain circumstances, including:

•                  failure to exercise the rights of the concession within 180 days of the grant;

•                  failure to provide interconnection services to other holders of telecommunications concessions and permits without reason;

•                  loss of the concession or permit holder’s Mexican nationality;

•                  unauthorized assignment, transfer or encumbrance of the concession or permit;

•                  unauthorized interruption of service;

•                  taking any action that impairs the rights of other concessionaires or permit holders;

•                  failure to comply with the obligations or conditions specified in the concession or permit (including making any necessary investments and capital expenditures); and

•                  failure to pay to the Mexican government its fee for the concession or, where applicable, its participation in the revenues of the holder of the concession.

The IFT may revoke a concession for violations in any of the circumstances referred to in the first four events described above.  Under the last four events described above, the IFT would have to fine the concessionaire at least three times for the same failure before moving to revoke a concession.  No indemnification may be claimed or paid in the event of revocation.

Temporary Seizure

The Mexican government may also temporarily seize all assets related to a telecommunications concession or permit in the event of a natural disaster, war, significant public disturbance, threats to international peace or for economic reasons or for other reasons related to national security. If the Mexican government temporarily seizes such assets, it must indemnify the concession holder for all losses and damages, including lost revenues, except in the event of war where no payments are made. We are not aware of any instance in which the Mexican government has exercised its temporary seizure powers in connection with a telecommunications company; however, should this be the case, there is uncertainty as to when this indemnification would be paid and as to the actual amount payable.

Expropriation

Pursuant to applicable law, the Mexican government has the statutory right to expropriate any telecommunications concession and claim any related assets for reasons of public interest or national security. Under Mexican law, the Mexican government is obligated to compensate the concession holder, considering any investments made and the depreciation of such assets, to the owner of such assets in the case of a statutory expropriation.

The amount of the compensation is determined by appraisers. If the party affected by the expropriation disagrees with the appraisal amount, such party may initiate judicial action against the government and require a judicial authority to determine such compensation amount. In such a case, the relevant judicial authority will determine the appropriate amount of compensation to be paid. We are not aware of any instance in which the Mexican government has exercised its expropriation rights in connection with a telecommunications company.

In the event of compensation for the temporary seizure or expropriation of a concession or a related asset, there can be no assurances that any such compensation paid by the government will be adequate or that the affected concessionaire will receive any such compensation in a timely manner.

Rates for Telecommunications Services

Under the Federal Telecommunications and Broadcasting Law, rates for telecommunications services (including local, mobile and long-distance services) are freely determined by the providers of such services, except that such rates may not be set below a service provider’s long-term incremental cost. All rates for telecommunications services (other than value-added services) must be registered with IFT before being applied to users.

In addition, the IFT is authorized to impose specific rates, quality and service requirements on those companies determined by IFT’s Economic Competition Unit (Unidad de Competencia Económica) to have substantial market power pursuant to the provisions of Mexico’s antitrust statute. The Federal Telecommunications and Broadcasting Law also prohibits telecommunications providers from cross subsidizing among their services and requires that they keep separate accounting for each of their services.

Material Ongoing Obligations Relating to Our Concessions

Each concession title sets forth the ongoing obligations that we must meet on a monthly, quarterly or annual basis in relation to the IFT. Our principal ongoing obligations include the following:

•                  File information related to each concessionaire’s shareholders on the first quarter of every year;

•                  Prepare a monthly report on any failures and interruptions of the services;

•                  Prepare quarterly quality of services reports which shall be filed before the IFT if required;

•                  Prepare commercial practices guidelines which shall be available for review by any third party;

•                  Prepare an emergency response plan which shall be filed before the IFT during the following six months after the relevant concession granting date;

•                  Notify the IFT of any relevant event that could affect the provision of the services or the performance of the network;

•                  Register its service fees with the IFT each time they are modified;

•                  File within the following 150 days after the last day of the preceding fiscal year (i) the corresponding audited financial statements, (ii) a description of the principal assets of the network, and (iii) a report on the employee training and teaching programs that are being implemented;

•                  Prepare a quarterly report on the status of the expansion and coverage of the network;

•                  Make available the internal statistics on traffic, routing and performance of the network;

•                  Grant a surety bond in favor of the IFT to guarantee its obligations under the concession;

•                  File with the IFT within the following 60 days after the concession granting date a plan describing the coverage and extension of the network; and

•                  File with the IFT the form of agreement to be entered with the concessionaire’s subscribers.

Failure to comply with the above-mentioned obligations usually entails penalties investigated and proposed by the IFT.  In certain cases, failure to comply with these obligations may result in revocation of the relevant concession.

Administrative Dispositions for Telecommunications Services Providers for the access to the National Electric System.

On October 29, 2018, the Energy Regulatory Commission issued an Administrative Disposition for Telecommunications Services Providers in order to correctly access the infrastructure of CFE through the National Electric System. The Administrative Disposition include rules for Access Providers from CFE as well as for Telecommunications Services Providers, in order for the implementation of the National Electronic System. The Disposition became fully in effect on January 1, 2019 and as of that date, the Telecommunications Service Providers needs to report in the following 12 months all of CFE´s electric infrastructure in use and furthermore, comply with all regulatory matters in the following 24 months. It is important to consider that all of the equipment and cables using CFE´s electric infrastructure that is not reported during this period will be dismantled by the Access Providers from CFE.

Municipal and Other Regulatory Approvals

Our transmission antennas and telecommunication sites are located in sites that may require municipal and federal approvals to operate. See “Risk Factors—Risks Related to Our Business—Our telecommunications network infrastructure has several vulnerabilities and limitations”.

BUSINESS

Overview

We are a facilities-based telecommunications provider using a “smart-build” approach to deliver “last-mile” connectivity to enterprises and residential customers in Mexico. Since our inception in 1996, we have targeted the business and residential customer segments which we believe have been underserved by Telmex, the local telephone incumbent, and other competing telecommunications providers. We provide a wide range of voice and data services on a bundled and unbundled basis, including local and long-distance voice, data, high speed, dedicated access and VoIP telephony.

We operate our own telecommunications network and support infrastructure, including the critical “last-mile” or customers’ premise level infrastructure (modems, handsets and set-up boxes) for our residential segment, which allows us to control the quality of the user experience and adapt our service offerings to meet market demand. We believe the combination of innovative, bundled offerings, competitive pricing and dedicated customer service provides value for our customers, and has allowed us to maintain 156,571 voice lines in service as of December 31, 2018. We have a history of being the first provider in Mexico to introduce new services, including:

•                  the first commercial digital subscriber line broadband offering in 2005,

•                  the first “triple-play” (or cable, voice and broadband) offering to residential customers through a revenue-sharing agreement with cable television companies in 2005, and

•                  the first unbundled “quadruple-play” by adding mobile services to our bundled “triple-play” offering as a MVNO with Pegaso PCS, S.A. de C.V. on September 5, 2007.

•                  In addition, in August 2007, we launched paid TV services over our copper network using IP, representing the first IPTV offering in Mexico.

We operate in selected metropolitan areas that we believe offer opportunities for growth in telecommunications use through a combination of a concentrated population, low subscriber line penetration, potential expenditure in telecom services per customer and economic growth. We currently offer residential and business services in the cities of Puebla, Mexico City, Queretaro, San Luis Potosi, Guadalajara, Monterrey, Veracruz, Toluca, León, Aguascalientes, among others. We focus our development efforts on a small number of large cities where we seek to achieve strong penetration to capture operating efficiencies through a combination of network density and economies of scale. As of December 31, 2018, our network encompasses 1,393 kilometers of metropolitan fiber optic cable in 16 cities and over 504 kilometers of high-quality copper loops capable of high-speed data transmission in San Luis Potosi. We have three state-of-the-art Lucent Technologies 5ESS switches in service, located in Mexico City and Queretaro, one Georedundant IMS platform of high availability scheme between Mexico City and Queretaro, one Genband platform located in Mexico City and one Nortel CS2K located in Monterrey. We also operate a 155-kilometer fiber optic link connecting Puebla and Mexico City and a 6,382 kilometer long haul fiber optic backbone connecting Mexico City and Laredo, Texas, allowing us to have points of presence in the United States that allow us to sell data solutions to customers, thereby reducing their cost of Internet services. We have a point-to-point concession in the 15 GHz and 23 GHz frequency bands forming a complex microwave network through the cities of Mexico City, Puebla, Queretaro, San Luis Potosi and Veracruz in which we currently operate. This complex microwave network also passes through the cities of Aguascalientes, Guadalajara, Leon, Monterrey and Toluca, in which we intend to expand our offering and footprint to allow us to obtain additional customers. Additionally, we have recently upgraded our long-distance network data transport equipment, increasing our fiber optic network capacity to 200 GB.

For the year ended December 31, 2018, we invested Ps.205 million (US$10 million) in capital expenditures, primarily to develop last-mile connectivity for commercial clients and to increase our network capacity.

We manage all aspects of our services, including installation, provisioning, network monitoring and management, proactive trouble ticket management and billing. Because we control our network and are not dependent on local telephone providers for local loops, we are able to manage the speed of our service initiation and ensure the quality of our service offerings. We have a customer retention program that includes customer service call centers and a customer retention team dedicated to round-the-clock customer service. We believe our customers place high value on competitive pricing, quality of service and accurate billing.

We believe that our ability to offer high-quality bundled products at competitive prices, our customer service-oriented model, our locally focused modular network construction strategy, our focus on quality and reliability, and our state-of-the-art network and systems will allow us to benefit from the expected growth of the Mexican telecommunications industry.

Competitive Strengths

We are an integrated services operator with the ability to manage information and communication technologies focusing on businesses, carriers and government customers. We offer local and long-distance voice services through our integrated cloud platforms into our high capacity backbone network, as well as Internet access through our state-of-the-art network. In addition to these services, we have added value services which minimize risk, increase productivity and strengthen security for our customers, allowing for automation of operations and the digitalization of their processes. All of our services are operated through our own network and interconnection agreements with other carriers.

Cost Efficient and Flexible, Reliable Technology.

We deploy our network and service our customers’ needs in a cost-efficient manner. We combine fiber optic, copper lines and microwave technology which we deploy for specific customers or areas based on customer requirements, deployment cost, time to market, time to revenue and profitability potential. Our network uses fiber optic trunks and heavy gauge copper loops, most of which do not exceed 3 kilometers in length, which provide us with the capability to deliver broadband data at speeds of up to 20 Mbps. The flexibility of our network allows us to provide value-added services such as video without major investments in its network. We use reliable and widely used technology for voice, data and IPTV services such as Centrex, and Asymmetric Digital Subscriber Line (“ADSL”), Very High Speed Digital Subscriber Line (“VDSL”) and Gigabit-capable Passive Optical Network, (“GPON”), which we believe, ensures the reliability of our network. We intend to invest in and expand our network, improving its reliability and performance. We believe our network approach allows us to reach a much broader customer base than fiber-only networks and to provide voice and data services to commercial customers at lower cost than some competitors who only use wireless technology.

Valuable Last-Mile Ownership.

We built our own last-mile infrastructure and own in excess of 504 kilometers of broadband-capable copper wire that passes by approximately 95,000 homes, connecting a majority of our end users to our fiber network and switches. As a result, we are not dependent on other telecommunications carriers for last-mile connectivity to reach our residential customers. Our broadband-capable last-mile infrastructure provides flexibility to offer additional value-added services in certain clusters and we expect this will enable our product offerings to develop with future market evolution and technology trends.

Recognized Brand Name and Customer Perception for Quality Services.

Because we control the entire process of network provisioning, service implementation and initiation, we are able to ensure the quality of our service and maintain customer loyalty. We believe we have been able to achieve high customer satisfaction that has allowed us to gain new customers and retain our existing customers.

We constantly monitor our customer satisfaction levels through surveys and utilize this information to enhance the quality of our services and the experience for our customers.

History of Developing Strategic Alliances.

We have a track record of developing strategic alliances through revenue sharing agreements, capacity leasing, resale arrangements and business relationships with mobile wireless operators, technology suppliers and real estate developers that allow us to expand our product offerings, ensure compatible network technologies and gain access to new customers.

Business Strategy

Our business strategy includes the following components:

Increase Penetration of Niche Markets with Unmet Demand for Telecommunication Services

We are focused on the development of the business market, by targeting our services to areas that offer potential growth in telecommunications derived from economic development and increased demand in transformation and digitalization. We believe that there is an opportunity to meet the demands of fixed line, telephony, broadband, Internet and above all value-added services in the Mexican market, which we offer through a personalized customer experience at competitive prices.

Improve Our Specialized Customer Support

As part of our continued effort to improve service to our commercial segment, we intend to continue providing specialized customer support. We have created several commercial teams focused on specialized business verticals. These teams improve our attention to and understanding of our business customer’s specific demands and help us provide customers with targeted service solutions. We have implemented commercial teams in the following business verticals: (i) education and professional services; (ii) finance, corporate and retail; (iii) hospitality and health and (iv) manufacturing and automotive. In addition, as an ongoing effort to provide quality customer support, we have established a number of call centers offering round-the-clock personalized assistance.

Expand Our Network on a Disciplined Demand-Driven, Modular Basis

As part of our growth strategy, we intend to continue building our network on a carefully targeted, modular basis with a rigorous focus on return on investment. We expand our networks in each city based on identified customer demand in specific local areas, which we refer as “clusters.” We execute network build-out in tandem with sales and promotional efforts targeted at customers in the “cluster”. We also construct our network on a customer demand basis to support commercial customers in buildings or locations other than “clusters”. We refer to these locations as “single sites.” The “clusters”, single sites and potential build-outs we identify compete internally for capital expenditure funds based on expected profitability and return on investment.

Maintain Our Service Quality Differentiation and Focus

We provide a differentiated customer experience based on high-quality service and customer-focused product offerings. Key elements of our differentiation strategy include (i) proactive marketing efforts with door-to-door personal sales and promotions, (ii) competitive pricing, (iii) fast and affordable installation and (iv) tailor-made solutions for commercial customers. We also differentiate our services by providing accurate and timely billing, minimizing activation errors and delivering near real-time activations and disconnections. Our billing system allows us to combine all of the services provided to our customers into a convenient single invoice.

Corporate Structure and Executive Office

Maxcom Telecomunicaciones, S.A.B. de C.V. is a limited liability public stock corporation (sociedad anónima bursátil de capital variable), organized under the laws of Mexico and incorporated on February 28, 1996.

We were originally organized under the name “Amaritel, S.A. de C.V.” We changed our corporate name to “Maxcom Telecomunicaciones, S.A. de C.V.” on February 9, 1999. In connection with our initial public offering, our corporate name was changed to “Maxcom Telecomunicaciones, S.A.B. de C.V.” on October 19, 2007, when we adopted the form of a public company or limited liability public stock corporation (sociedad anónima bursátil de capital variable). Our corporate name is also our commercial name.

Our principal executive offices are located at Avenida Guillermo González Camarena No. 2000, Colonia Santa Fe Centro Ciudad, Mexico City, 01376 and our telephone phone number is (52) 55-5147-1111. Our website is www.maxcom.com. Our website and the information contained on our website are not part of this statement.

The following chart summarizes our current corporate structure:

History and Development

In February 1997, we were awarded Mexico’s first competitive wireline local and long-distance telephony concession, covering the Federal District of Mexico and over 100 cities and towns in the Gulf region for local service and the whole nation for long-distance service. This concession has a term of 30 years. The local telephony portion of our concession was expanded in September 1999 to cover most of the Greater Mexico City area and a wider area within the Gulf of Mexico region. In September 2001, our concession was further expanded to allow us to provide nationwide wireline local telephony service. In October 1997, the former Mexican Federal Telecommunications Commission (Comisión Federal de Telecomunicaciones, or “Cofetel”) awarded us seven nationwide point-to-point and three regional point-to-multipoint microwave concessions.  Each of these has a term of 20 years.

We commenced commercial operations on May 1, 1999. We are currently offering local and long-distance voice telephony, Internet, VoIP services, mobile services, other value-added services and data services in the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Guadalajara, Monterrey, Veracruz, Toluca, León, Aguascalientes, among others. In October 2015, we divested our public telephony services.  We are currently in the process of divesting our residential business until, which we expect to conclude by December 2019. See “—Divestiture of Residential Segment”.

In September 2007, we entered into a MVNO agreement with Pegaso PCS, S.A. de C.V. (currently Telefónica-Movistar). Through this agreement, we launched our “quadruple play” services, adding mobile services to our “triple play” services.

On October 24, 2007, we completed a global initial public offering of 12,296,970 ADSs in the United States and 16,969,697 CPOs in Mexico. Approximately 16% of the ADSs and the CPOs were sold by our existing shareholders. Each ADS represents seven CPOs, while each CPO represents three Series “A” common shares. The CPOs are listed in the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V) under the ticker symbol “MAXCOM CPO”. On November 14, 2014, the ADSs were delisted from the New York Stock Exchange in order to be traded in the United States in the over-the-counter (“OTC”) market, at level OTCQX under the ticker symbol “MXMTY”.

In September 2013, Ventura Capital Privado, S.A. de C.V. (“Ventura Capital”) completed an equity tender offer of our outstanding Series “A” common shares, pursuant to a recapitalization agreement entered into in 2012. As a result of this transaction, Ventura’s investors became Maxcom’s principal shareholders. See “2013 Recapitalization and Debt Restructuring”. Subsequent to the equity tender offer, in 2014 we launched an ambitious restructuring program aimed at, among other things, creating an organizational culture focused on the client, improving our offering of products and services, increasing the capacity of our infrastructure network, and to strengthening sales areas.

At the end of 2014, we implemented a sales force dedicated to the government sector with executives that have actively participated in auction processes of public entities. The target of this sales force is to serve the entities in the mid and low-layers of federal government, as well as states and municipalities.

On October 26, 2015, we announced the divestiture of our public telephony business, which will allow us to focus on our commercial segments that generate more value for the Company.

On September 30, 2016, we stopped providing voice, data and video services to residential customers located in the cities of Queretaro, Tehuacan, and Puebla. In order to ensure continued contracted service to these customers, we entered into an agreement with telephony by Cable, S. A. de C. V. (Megacable) to enable this provider to continue to render services offered by us.

On January 16, 2018, our shareholders approved Maxcom’s merger with Maxcom Servicios Administrativos, S. A. de C. V., Corporativo Telecomunicaciones, S. A. de C. V. and Servicios MSF, S. A. de C. V. As a result of this merger, the aforementioned merged companies will be terminated.

On April 6, 2018, Maxcom signed an agreement to sell 72 telecommunications towers to the corporate group MXT (“MXT”) at a price of Ps.196.6 million. Simultaneously, Maxcom entered into a master lease-back agreement for the aforementioned towers with a 20-year term.

As of December 31, 2018, our outstanding capital stock was comprised of 144,471,081 Series “A” shares, of which 36,400 shares represent the fixed portion of Maxcom’s capital stock and 144,434,681 shares represent the variable portion.

2013 Recapitalization and Debt Restructuring

On December 4, 2012, Maxcom entered into a recapitalization agreement (the “Recapitalization Agreement”) with Ventura Capital Privado, S.A. de C.V., a sociedad anónima de capital variable, organized and existing under the laws of the United Mexican States (“Ventura Capital”).  Pursuant to the Recapitalization Agreement, Ventura would make a capital contribution to Maxcom of approximately US$45.0 million. In addition, Venture offered to purchase for cash any and all of Maxcom’s outstanding Series A Common Stock (the “Shares”) at a price of Ps.0.9666 per Share, Ordinary Participation Certificates (“CPOs”) at a price of Ps.2.90 per CPO and American Depository Shares (“ADSs” and, together with the Shares and the CPOs, the “Maxcom Securities”) at a price of Ps.20.30 per ADS (the “Equity Tender Offer”).  Ventura’s obligation to consummate the Equity Tender Offer was subject to (i) acquiring more than 50% of all shares outstanding on a fully diluted basis and (ii) a successful completion of an offer to exchange Maxcom’s then outstanding 11% Senior Notes due 2014.

On February 20, 2013 Maxcom commenced an offer to exchange all of its then outstanding 11% Senior Notes due 2014 for new Step-Up Notes due 2020. On the same date, Ventura initiated an equity tender offer to acquire 100% of the issued and outstanding shares of Maxcom. After several attempts, Maxcom announced on April

24, 2013 that, since the conditions for the consummation of the exchange offer were not satisfied, the exchange offer was not consummated. In light of this outcome, Maxcom considered all of its alternatives including, but not limited to, commencement of a Chapter 11 case or other restructuring proceeding.

On June 18, 2013 Maxcom announced its intention to use a 30-day grace period with respect to its scheduled interest payment of approximately US$11 million on its 11% Senior Notes due 2014 to implement a comprehensive plan of recapitalization. Shortly thereafter, Maxcom, Ventura, an ad hoc group of bondholders (the “Ad Hoc Group”) holding an aggregate amount of approximately US$84 million of Maxcom’s Senior Notes due 2014, and certain of its current equity holders reached an agreement on the terms of a restructuring and support agreement. In connection with this comprehensive restructuring process, Maxcom entered into a recapitalization agreement with Ventura and certain related shareholders, pursuant to which Ventura also agreed to make a capital contribution of at least US$45 million dollars and conduct a tender offer to acquire for cash, at a price equal to Ps.2.90 per CPO, up to 100% of the issued and outstanding shares of Maxcom.

On July 23, 2013, the Company initiated proceedings under Chapter 11of the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to commence the restructuring as set forth in its plan of reorganization, including the issuance of new step-up senior notes by the Company (the “2013 Chapter 11 Case”).

On September 10, 2013, the Bankruptcy Court confirmed the Company’s prepackaged Chapter 11 plan of reorganization (the “2013 Plan”). The only class of creditors entitled to vote, voted in favor of the Plan and no party objected to confirmation of the Plan.

Pursuant to the terms of the 2013 Plan, all classes of creditors were unimpaired and their payments were not affected, except for the holders of Maxcom’s Senior Notes 2014, which received (i) the old notes (which included the capitalized interest amount for unpaid interest accrued on the Senior Notes 2014 from (and including) April 15, 2013 through (and excluding) June 15, 2013, at the rate of 11% per annum), (ii) cash in the amount of unpaid interest accrued on the Senior Notes 2014 (A) from (and including) December 15, 2012 through (and excluding) April 15, 2013, at the rate of 11% per annum, and (B) from (and including) June 15, 2013 through (and excluding) the effective date of the 2013 Plan at the rate of 6% per annum, and (iii) rights to purchase equity that is unsubscribed by the Company’s current equity holders pursuant to the terms of the 2013 Plan.

On September 27, 2013 a group of investors that are beneficiaries of Ventura completed the Equity Tender Offer, acting through a trust held by Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States and other investors. As part of this transaction, Ventura investors became Maxcom’s principal shareholders.

According to the terms of the 2013 Plan, Maxcom issued new old notes (the “old notes”) in an aggregate principal amount of US$180.4 million, which reflects the amount of the Senior Notes 2014 less the amount of Senior Notes 2014 held in treasury by the Company plus the capitalized interest amount. The terms of the old notesare governed by the Indenture entered into on October 11, 2013 among Maxcom, its subsidiaries and Deutsche Bank Trust Company Americas, as trustee.

Pursuant to the terms of the old notes indenture, Maxcom used 50% of the capital contribution made by Ventura investors to make an offer to repurchase old notes, but only to the extent such capital contribution exceeded US$5 million, at a price equal to 85% of the principal amount of the notes, in cash. This repurchase offer was initiated on November 8, 2013 and consummated on December 12, 2013, resulting in the purchase and payment of U.S$2.5 million to investors who validly tendered old notes.

During the repurchase offer, some of Maxcom’s old notes bondholders exercised their equity purchase rights, and the Maxcom thereby exchanged bonds totaling Ps.23.3 million (U.S$1.8 million) at book value, for 22,655,679 Series “A” common stock shares.  The rest of the equity purchase rights held by the old notes bondholders were extinguished, as the right to convert them had expired in December 2013.  As a result of the aforementioned events, Maxcom decreased its fair value liability by Ps.33.4 million (U.S$2.6 million). The shares issued were recognized as an increase of Maxcom’s capital stock of Ps.22.1 (US$1.7 million) and additional paid-in-capital of Ps.34.6 million (US$27 million).

On April 25, 2017, the Company announced a public offer to repurchase Ps.466.5 million (US$25 million) of its old notes(the “Repurchase Offer”). On May 25, 2017, the Company closed the Repurchase Offer after accepting to repurchase Ps.244.5 million (US$13.1 million) of the principal amount outstanding of old notes. The total amount paid for the aforementioned repurchase was Ps.154.3 million, which resulted in cancellation of US$244.5 million of old notes and a total gain of Ps.90.2. The repurchase was made at the average price of Ps.1, 105.11 per each US$100 of old notes. After the cancellation takes effect, the amount outstanding of old notes will be Ps.2, 209 million.

According to the report issued by the Bank of New York on March 31, 2019, 512,302 ADSs are listed in the OTC market, being equivalent 1 to 1 to the series A shares listed in BMV.

Merger of Subsidiaries

We are currently in the process of merging six of our subsidiaries, TECBTC Estrategias de Promoción, S.A. de C.V., Telereunión, S.A. de C.V., Sierra Comunicaciones Globales, S.A. de C.V., Outsourcing Operadora de Personal, S.A. de C.V., Maxcom SF, S.A. de C.V.  and Maxcom TV, S.A. de C.V. with our holding companies. These mergers are projected to result in a combined savings of approximately Ps.4 million per month. In addition, these mergers will allow us to streamline our corporate structure and eliminate a number of intercompany liabilities. As of December 31, 2018 and March 31, 2019, these subsidiaries represented 4% and 3%, respectively, of our consolidated total assets.

Divestiture of Residential Segment

We are undergoing the winding down of our residential segment, which involves the gradual closure of residential clusters and mass disconnection of residential customers. In addition to allowing us to focus on profitable sectors of the Company, this divesture offers us a strong possibility of asset sales and increase in overall revenue.  We plan to conclude the divestiture of the residential segment by December 2019.  For the year ended December 31, 2018 and the three months ended March 31, 2019, our residential segment generated 8% and 14%, respectively, of our total consolidated revenues.

Deconsolidation of Celmax

We are currently considering a partial or total divestment of our equity participation in Celmax, due to its negative cash flows for the past three years.  We currently hold 51% of Celmax and intend to focus our financial and operational capabilities on strengthening our market share within the commercial business segment. As a result, maintaining our investment in Celmax is no longer strategically feasible.  For the year ended December 31, 2018 and the three months ended March 31, 2019, Celmax represented 3% and 2%, respectively, of our total assets. For the year ended December 31, 2018 and the three months ended March 31, 2019, Celmax generated 1% of our total revenues for both periods.

Our Products

In addition to our innovative reliable product offering and high quality customer service, our pricing is typically at a modest discount to the levels charged by Telmex and other competitors for comparable services.  The following are the service products we currently offer to our customers.

For the commercial market, our product portfolio includes:

•                                          LíneaMax Comercial. This service provides a high-quality wireline telephone line with value added functions available, including voice mail, call hold, call forwarding, three-way calling, call blocking, speed dial, private numbers and multiline search.

•                                          CentralMax. This service provides business customers with all of the functions of a private branch exchange using Centrex technology, without having to acquire and maintain equipment. The features offered under this product include four-digit internal calling, call hold, call forwarding, three-way calling, direct inward dialing, direct outward dialing, intercom dialing, call transfer, speed dialing, call pick up, outgoing call blocking, single digit access to attendant and distinctive ringing. Optional solutions include voice mail, music-on-hold, multi-line hunting and operator services.

•                                          TroncalMax Digital. This service provides digital trunks links for business customers that need highly reliable access to and from the public telephone network through their existing private branch exchange. This service is sold in groups of 10, 20 or 30 trunk links. The groups can be configured with direct inward dial, direct outward dial, caller identification or main telephone number assignments.

•                                          TroncalMax Analogic.This service provides business customers with connectivity to their analog private branch exchange or key systems. The features available with this product are multi-line hunting, caller identification and call barring.

•                                          TroncalSip. This service provides SIP trunks (Session IP) for business customers that need highly reliable access to and from the public telephone network through their existing IP private branch exchange. This service can be delivered through our Internet Dedicated Access or a third-party provider.

•                                          Hosted IP PBX. This service provides our business customers with all of the functions of an IP private branch exchange using VoIP technology, without having to acquire and maintain expensive equipment. The features offered under this service include those of CentralMax as well as other IP enhanced services such as web portal setup, “click to dial,” hosted directory and Microsoft Outlook integration.

•                                          1-800 Numbers. This service is available to our customers interested in receiving toll-free calls, domestic and international, into their call centers or businesses.

•                                          SpeediMax. This is our broadband Internet access service for small businesses with speeds of 128Kbps, 256Kbps, 512Kbps, 1Mbps, 2Mbps, 4Mbps and 8Mbps using ADSL transmission technology over ordinary telephone lines. An ADSL provides a secure, dedicated link to the Internet or a company’s internal data network.

•                                          Dedicated Internet. This service offers Internet access at high speed with a clear channel access to the Internet backbone.

•                                          Private links. This service provides highly reliable dedicated circuits between two or more physical locations.

•                                          E-Security. This service provides managed security including perimetral anti-virus, content filter and spyware solutions. We supply all of the software and hardware equipment as an integrated solution for our customers.

•                                          Bulk Short Message Service (SMS). This service is a web-based service for bulk-messaging to mobile phones via short message service (“SMS”), allowing our customers to upload and distribute mass SMS marketing messages for texting to mobile users.

Due to the anticipated divestiture of our residential segment, we currently do not offer residential services to new customers. As of the date of this statement, our residential services are offered to existing customers in Mexico City and San Luis Potosí. See “—Divestiture of Residential Segment”.

For the residential market, our product portfolio includes:

•                                          LineaMax Residencial. This service provides a high-quality telephone line with added value functions available, including voicemail, call waiting, call forwarding, three-way calling, call blocking, speed dialing and unlisted numbers.

•                                          Larga Distancia Max. This product provides national and international long-distance services to our local telephony customers that require a long-distance service. Approximately 97% of our local telephony customers also subscribe to Larga Distancia Max. We do not offer our long-distance service separately from our local telephone service.

•                                          SpeediMax (ADSL). This is our broadband Internet access service with speeds of 128, 256, 512 Kbps, 1Mbps, 2 Mbps, 4Mbps and 8Mbps using ADSL transmission technology through common telephone lines.

•                                          AsistelMax. This service provides basic medical and home care by telephone to our residential customers in case of emergency.

Pricing

We seek to maintain competitive prices by offering pricing plans and bundling options that are simple in order to assure customers the integrity of our billing process. Our pricing variations reflect the range of standard to “tailor-made” offerings in order to provide comprehensive customer solutions that reflect their specific demands. Our pricing ranges allow us to strengthen our medium and long-term fixed revenue.

Revenue Composition

Our management uses information such as revenue by division to evaluate performance, make general operating decisions and allocate resources.  The following table sets forth our revenues for the periods indicated below.  No interdivision revenues are applicable for the periods presented herein.

	For the Three Months Ended March 31,		For the Year Ended December 31,
Divisions(1)	2019		2018		2017		2016
Residential	Ps.	29,411	188,930		365,249		567,072
Commercial	232,678		1,036,593		755,509		670,723
Wholesale	110,817		79,110		1,132,114		1,231,138
Other revenue	4,498		10,612		2,708		—
Total Revenues	Ps.	377,404	Ps.	1,315,245	Ps.	2,255,580	Ps.	2,468,933

Due to the anticipated divestiture of our residential segment, we currently do not offer residential services to new customers. As of the date of this statement, our residential services are offered to existing customers in Mexico City and San Luis Potosí. See “—Divestiture of Residential Segment”.

The distribution by geographical location of revenue for the three months ended March 31, 2018 and the years ended December 31, 2018, 2017 and 2016 is as follows:

For the Three Months Ended March 31, 2019	Metropolitan Area		Central South		North		Total
Local	Ps.	219,630	Ps.	125,273	Ps.	2,701	Ps.	347,604
Long distance		—		—		—		—
Rent of dedicated links		8,466		—		—		8,466
Sale of equipment to customers		62		31		1		94
Capacity leasing		21,240		—		—		21,240
Total Revenues	Ps.	249,398	Ps.	125,304	Ps.	2,702	Ps.	377,404

For the Year Ended December 31, 2018	Metropolitan Area		Central South		North		Total
Local	Ps.	723,267	Ps.	436,539	Ps.	9,907	Ps.	1,169,712
Long distance	—		—			—		—
Rent of dedicated links	328		—			—		328
Sale of equipment to customers	129		—			—		129
Capacity leasing	145,076		—			—		145,076
Total Revenues	Ps.	868,800	Ps.	436,539	Ps.	9,907	Ps.	1,315,245

For the Year Ended December 31, 2017	Metropolitan Area		Central South		North		Total
Local	Ps.	1,442,260	Ps.	748,344	Ps.	16,367	Ps.	2,206,971
Long distance	817		410		—		1,227
Rent of dedicated links	169		—		—		169
Sale of equipment to customers	129		—		—		129
Capacity leasing	47,084		—		—		47,084
Total Revenues	Ps.	1,490,459	Ps.	748,754	Ps.	16,367	Ps.	2,255,580

For the Year Ended December 31, 2016	Metropolitan Area		Central South		North		Total
Local	Ps.	1,562,028	Ps.	845,581	Ps.	20,390	Ps.	2,427,999
Long distance	3,361		1,689		—		5,050
Rent of dedicated links	161		—		—		161
Sale of equipment to customers	129		—		—		129
Capacity leasing	35,594		—		—		35,594
Total Revenues	Ps.	1,601,273	Ps.	847,270	Ps.	20,390	Ps.	2,468,933

Our Markets

Concession Areas

Our operations take place in two markets in Mexico: Mexico City and San Luis Potosí.  We offer our full range of products and services to existing customers in these two areas.  In addition, our concessions allow us to charge a different rate for our services in different cities, giving us an advantage over our competitors.

Mexico City

We commenced commercial operations in Mexico City in May 1999.  Mexico City has the nation’s greatest concentration of service and manufacturing industries, is the center of Mexico’s public and financial services sectors and has a population of approximately 20.9 million people.  Although the Federal District, which covers most of the metropolitan area, has the highest teledensity rate in Mexico, we believe that significant unmet demand for high-quality local telephony services in Mexico City remains. As of December 31, 2018, we had 51,351 lines in service in Mexico City and its surrounding metropolitan area.

San Luis Potosi

We commenced commercial operations in the city of San Luis Potosi in May 2008, with a “quadruple play” strategy.  The city of San Luis Potosi has a population of approximately 2.7 million people.  As of December 31, 2018, we had 12,423 residential lines in service.

Clusters and Single Sites

We have developed a comprehensive marketing strategy that starts by identifying a number of under-penetrated city areas with the largest potential for new lines, which we refer to as “clusters.” We use a variety of techniques to identify potential clusters, including canvassing, plotting of potential clusters and database marketing.  Once a cluster is identified, a map of the geographic area is produced and the cluster is defined.  The cluster becomes the basis for network design and deployment.

We also build our network on a customer demand basis to support business customers in buildings or locations other than clusters.  We refer to these locations as “single sites.” When our corporate sales personnel identify a potential opportunity, we analyze its technical feasibility, the costs associated with providing the service within such locations and the potential revenues, in order to determine whether it is economically attractive to offer our services in that particular location. We expect to further build out our network on a customer demand basis, and as a result we believe that single sites for commercial customers could be a significant business opportunity.

Our Concessions

We currently have public telecommunications network concessions to provide the services described below.  Each of our public telecommunications network concessions contain one or more specific exhibits that describe the telecommunications services that we are allowed to provide under such concession.  In order to broaden the scope of the services we are allowed to offer under our concessions, we must undergo an authorization process before the IFT for each concession.  Our concessions have various term periods and may be subject to renewal pursuant to each concession’s individual terms.

Single Concession

On June 14, 2018, we were awarded a single concession to provide telecommunications and broadcasting services at a national level. This new type of concession is intended to concentrate all telecommunications and broadcasting services under a single framework in order to consolidate updates required by the new regulation. As a result of this concentrated framework, we have fewer regulatory obligations.

Network Concession

On 20 December 1996, SCT granted us a concession to install and operate a public network of telecommunications nationwide. The initial term of the concession is 30 years.

Our concession expressly permits us to provide the following services:

•                  basic local telephony;

•                  basic national and international long-distance telephony;

•                  the sale or rental of network capacity for the generation, transmission, or reception of signals, documents, images, voice, sounds or other information of any nature;

•                  the purchase and lease of network capacity from other providers, including the lease of digital circuits;

•                  marketing of network capacity of other concessionaires of public telecommunications networks;

•                  value-added services, including data, video, audio, and video conferencing services (excluding television by cable or other type of paid television, streaming music or digital audio); and

•                  operator services.

The concession does not impose any limitations on our ability to set rates, provided that we file with IFT a notification of any rate change prior to it becoming effective. We are currently in compliance with all material obligations under the terms of the concession.

Microwave Transmissions

Point-to-point

In October 1997, we were awarded seven nationwide point-to-point microwave concessions. These concessions cover:

•                  two consecutive frequency segments in the 15 GHz band, with a 56 MHz bandwidth;

•                  three consecutive frequency segments in the 23 GHz band, with a 56 MHz bandwidth; and

•                  two consecutive frequency segments in the 23 GHz band, with a 100 MHz bandwidth.

These concessions, which were issued in June 1998, have a term of 20 years, which expired on June 3, 2018. We applied for renewal of the concessions within the appropriate time and form and they remain in full force, pending a decision by the IFT. The concessions do not impose any limitations on the setting of our rates other than the requirement that we file with IFT a notification of any rate change prior to it becoming effective.  We are currently in compliance with all material obligations under the terms of the concessions.

Point-to-multipoint

In October 1997, we were awarded three regional point-to-multipoint microwave concessions covering telecommunications regions 3, 5 and 8, which include states in the north and southeast of Mexico’s Gulf region, in the 10.5 GHz frequency band with a 60MHz bandwidth.  These concessions, which were issued in April 1998, have a term of 20 years.  Cofetel will re-auction the frequencies covered by the concessions at least three years before the expiration date of the concessions.  These concessions originally required us to install a network and offer service to at least 30% of the population in each concessioned region by the end of the second year after the issuance of the concession.

The expiration date of these concessions was originally April 1, 2018. However, because the IFT resolved not to re-auction the frequencies covered by the concessions, we are currently in compliance with our coverage obligations.

Cable Television

On August 4, 2006, the SCT granted one of our subsidiaries, Maxcom TV, S.A. de C.V a traditional cable concession to provide cable TV and radio services in the city of Puebla.  This cable television concession has a term of 10 years and may be renewed for up to an additional 10-year period.  Shortly thereafter, the SCT filed its Convergence Regulations through which certain licensees of telecommunications services could be authorized to provide additional services to those included in their original concessions.  On October 13, 2006, we notified the SCT of our compliance and voluntary affiliation with the Convergence Regulations and, as a result, the SCT authorized us to provide paid TV services in addition to those services already granted in our original public telecommunication network concession.

Our concession expired on August 4, 2014 and we applied for renewal within the required time and form. On November 3, 2017, we withdrew our renewal application for the concession title because we are authorized to provide paid TV services without the network concession. In 2018, as a result of decreased customer demand, we notified the IFT that we would no longer provide paid TV services.

Mobile Network Operation

On January 17, 2007, Cofetel granted us authorization to provide MVNO services based on our 1996 concession.  This authorization enabled us to provide mobile service nationwide under its own brand by acquiring capacity from other mobile telephony concessionaires in Mexico.  As a result of this authorization, we were the first and only telecommunications concessionaire to offer unbundled “quadruple-play” services exclusively under its own brand name.

The terms of both the cable TV and radio and MVNO authorizations match our 1996 concession term of 30 years (expiring in 2026) and do not impose any additional obligations, including minimum coverage or investment commitments, upon us.

On January 30, 2017, the IFT authorized us to provide local mobile services through a concession title granted to our subsidiary company, Celmax.  As a result, we intend to transfer all MVNO operations entirely to Celmax.

Interconnection

Fixed Interconnection

All of our fixed interconnection contracts with local and mobile telephone providers have expired. Last year  we executed various amendments to renew these agreements as well as to negotiate reciprocal rate provisions adopted by the IFT.

Mobile Interconnection

We have signed reciprocal interconnection agreements with several network carriers to provide cellular phone usage, text messaging, data usage and MVNO services.

Interconnection Rates

Telcel and Telmex have been authorized to charge higher interconnection rates than those imposed on other telecommunications service providers; as a result, we have filed interconnection rates disputes with the IFT against Telcel and Telmex. These disputed rates are notably higher than those we normally offer, which has a negatively impacted our operations.

Through IFT’s implementation of its Electronic System of Interconnection Requests (Sistema Electrónico de Solicitudes de Interconexión), operators can initiate negotiations to determine interconnection rates and resolve rates disputes. In the event that we are unable to reach an agreement on interconnection rates, the IFT must resolve these according to its previously published resolution regarding interconnection rates disputes, which would affirm its asymmetrical rate regulation and negatively impact our income derived from interconnection rates.

“By-pass” international traffic

Pursuant to Mexican telecommunication regulations, international long-distance traffic in Mexico must be routed and terminated through authorized international gateways at established international settlement rates. However, less expensive alternatives which by-pass authorized gateways exist, particularly in the case of countries with whom Mexico exchanges a significant amount of traffic. Given the disparity between the government authorized and alternative long-distance interconnection and termination rates through local service routes and/or IP services, an increasing portion of the long-distance market between Mexico and the United States is served by entities that circumvent or “by-pass” the international long-distance interconnection system. This practice is illegal under applicable law.

We cannot confirm whether any of our high-volume customers are engaging in “by-pass” activities. There is no requirement to make such a determination under Mexican regulations and we have not implemented a system to detect such activity. We are required, however, to comply with any order from competent regulatory authorities to disconnect a customer deemed to be engaged in “by-pass” activities.

Property, plant and equipment

We currently lease the buildings and land where our operations are carried out and where our microwave transmission equipment and switching centers are located. We lease space for administrative offices in Mexico City and in the cities of Puebla, Queretaro and San Luis Potosi. Our main headquarters are located in Santa Fe, Mexico City in a building leased for a 5-year term that expires on December 31, 2017 and is renewable for a similar term that will conclude on December 31, 2022. The Santa Fe lease area is comprised of 5,711 square meters.

Our lease area in the city of Puebla expires on March 31, 2021. This area is comprised of 900 square meters to hold one of our Lucent Technologies 5ESS switches.

On April 1, 2013, we leased a warehouse comprised of 1,176 square meters which expired on October 31, 2017, in the city of San Luis Potosi. On August 1, 2016, we renewed the lease of two cellars in the Mexico City, which together have an area comprised of 2,658 square meters for 3-year term and will expire on July 31, 2019. We intend to renew this lease. In addition, we lease approximately 200 other sites that are used as walk-in centers, hosts or single-site buildings and are located in the cities of Mexico, Puebla, Queretaro, San Luis Potosí and Tehuacán. Additionally, we own 22 properties in the cities of Puebla, San Luis Potosí, Veracruz, Mexico City and State of Mexico that are used as part of our infrastructure.

Our Network

Build-out Strategy

We build our network on a modular basis. In each city where we operate, we initially install a digital switch and obtain a metropolitan fiber optic network backbone which form the core of the network in that city. Our outside plant development is then executed in a modular and scalable fashion based on individual network clusters that target specifically identified areas of the city. Once our marketing, engineering and sales departments have identified a “cluster”, we build our network in clusters varying from 1,500 to 6,000 lines. This strategy allows us to match capital expenditure to customer opportunity and to concentrate our sales efforts in a timely fashion to match the in-service dates of new “clusters”.

To ensure quality service to our customer, we install 24-gauge copper wire and limit the distance between our backbone network and the customer premises to three kilometers. These attributes also allow us to provide to our customers voice (including VoIP services) and data services, as services through DSL with broadband of up to 20 Mbps.

We have standardized our network design using Alcatel-Lucent, Huawei, ZTE, NEC, Cisco and Juniper equipment. We believe this equipment suite represents best-of-breed technologies that integrate well to assure consistent, cost efficient and high-quality service. By standardizing the equipment throughout our networks and using a small number of suppliers who provide industry-leading vendor support and technology innovation, we increase our purchasing effectiveness and minimize our cost of network capital expenditures.

Network Backbone

We own and operate 6,382.25 route-kilometers of long-haul fiber connecting 23 of Mexico’s largest cities and Laredo, Texas. We have a 24-strand fiber optic link between the cities of Mexico City and Puebla and two strands of fiber throughout the rest of this network. The cities that have access to this network include Nuevo Laredo, Monterrey, Saltillo, San Luis Potosi, Aguascalientes, Leon, Irapuato, Guadalajara, Celaya, Queretaro, Mexico City, Toluca, Tehuacán, Cordoba, Orizaba, Jalapa, Poza Rica, Tampico, Cd. Victoria, Matamoros, Reynosa and Matehuala. We have installed dense wavelength division multiplexing, or dense wavelength division multiplexing (“DWDM”), with a maximum growth capacity of up to 80 wavelengths, each with 2.5, 10 and 100 Gbps capacity.

We own and operate three Lucent Technologies 5ESS digital switches, two in Mexico City and one Queretaro with a total capacity of 228,150 trunk links. Our three softswitches: Genband and Nortel CS2K provide class 4 and class 5 VoIP and Session Initiation Protocol Trunking or SIP trunking services to commercial clients. Our Alcatel-Lucent IMS platform has one class 4 tandem softswitch with an actual capacity of 3 GW 7510, with a total of 12 STM1, providing the interconnection to the PSTN with full capacity. This switch also provides the connection to the commercial market through SIP Protocol using carrier class SBC on high availability configuration The Alcatel 5060 provide class 5 to the residential and commercial markets. We switch our Toluca telephone traffic using our Mexico City softswitch. All of our switches are connected to the public switched telephone network through multiple dedicated fiber connections.

We have four 72-strand, 159-kilometer fiber optic ring in the city of Puebla. We also have indefeasible rights of use (“IRU”) for 299 route-kilometers of metropolitan fiber in the Mexico City area. We have a wavelength division multiplexing (“DWDM”) equipment in our Mexico City metro fiber network, providing a maximum growth capacity of 40 wavelengths, each one with up to 100 Gbps capacity. We have one Lambda already installed and we will install more Lambdas as needed to meet our customers’ requirements. In addition, we have the infrastructure in place to provide local telephony service to three towns - San Martín Texmelucan, Huejotzingo and Rio Frio - located along the fiber optic link between Mexico City and Puebla.

We use our own fiber optic rings to connect our microwave nodes, to provide backhaul to our switches and to connect to the public switched telephone network. We also use this fiber to connect directly to the premises of some of our high-volume business customers for voice and data services and private line service.

We implemented our multiservice network with Cisco MPLS technology in 2015, servicing our core data to three main cities, Monterrey, Queretaro and Mexico City.  We have distribution centers in the cities of Puebla, San Luis Potosí, Aguascalientes and an alternate center in Mexico City.  We expect this infrastructure to result in a future capacity of up to 440 Gbps.  Currently we have a capacity of 80 Gbps, which can support transportation of VPNs layer 2 and layer 3, with the capacity of providing service qualities for voice, data and video transportation.

Last-mile Connectivity

The last-mile connectivity portion of our network is comprised of a mix of wireline and wireless access technologies. We use copper feeder wire and distribution facilities to connect the majority of our end users to our fiber network and switches. Our copper feeder wire is installed with a mix of aerial and underground construction. Aerial is our preferred and most used method because of its lower cost and faster speed of deployment. For aerial deployment, we typically use electricity poles we lease from the CFE. We integrate fiber optic and Digital Subscriber Line Access Multiplexer (“DSLAM”) facilities in the distribution plant to allow us to provide broadband services.

Our copper feeder wire is designed to provide copper twisted pair loop lengths of no more than three kilometers. With these loop lengths and our use of broadband-capable copper wire, we are capable of achieving up to 20 Mbps downstream data transmission speed to customers on our copper network using our currently installed ADSL technology. As of 2015, we have reduced the copper twisted pair loop lengths to no more than 1 kilometer and included new VDSL access technologies, enabling us to provide new broadband speeds of up to 40 Mbps using the same copper network.  We also implemented a GPON fiber optic access network that allows us to provide bandwidths of 200 Gbps.

We use point-to-point microwave transmission technology to provide rapid turn-up of service connecting newly built network clusters and single site locations to our fiber backbone. We have point-to-point frequencies in the 15 GHz and 23 GHz bands forming a complex microwave network throughout the cities of Mexico City, Puebla, Queretaro, San Luis Potosi, Aguascalientes, Guadalajara, Leon, Monterrey and Toluca. We also use microwave links to connect customers directly to our own fiber network in situations where a fiber connection is not practical and microwave provides the most cost-efficient means of providing a high speed connection.

We have three Lucent Technologies 5ESS digital switches, two in Mexico City and one Queretaro. Our two switches in Mexico City are equipped for 183,390 trunk links, our switch in the city of Queretaro is equipped for 44,760 trunk links. Each trunk can generally support between one and three access lines, depending on whether it serves a residential or a business customer. Our equipment capacity is scalable at incremental costs according to customer demand. These switches are capable of providing analog lines, E1 digital lines, digital high-speed data services, centrex services and operator-assisted services. In addition, they can provide private analog lines, private clear-channel digital lines, data transmission and value-added services.

We also have one state-of-the-art softswitch (Genband) that provides VoIP and Session Initiation Protocol Trunking or SIP trunking services to the residential market. Our platform is fully IP integrated with additional services including class 5 services like voice mail, call hold and IP centrex features such as hunting group, call transfer and 3-way conference call. Our SIP trunking solution fully complies with IP trunking technology in the market.

Additionally, we have a Nortel CS2K softswitch Class 5 located in Monterrey with the following interconnection capacity:  Class 5 functionalities for 22,000 SIP trunks/lines, 488 ETSI CC S7 E1s, 63 ANSI C7 T1s, 32 R2M E1s and 32 PRI E1s.

We count on the Georedundant IMS platform for our core data (Alcatel-Lucent softswitch Plexus) and our  softswitch A5060 to provide the class 5 features, the softswitch Plexus to provide VoIP, Session Initiation Protocol Trunking or SIP trunking services for strategic commercial clients, as well as SS7 interconnection with the PSTN and the other internal switches with 2.268 ETSI CC S7 E1s or ISDN distributed in 3 Gateways, and 16 STM1 to provide ISDN services harbored in 3 Gateways M8K from Audio codes provider. The A5060 softswitch has a capacity to manage 22,000 VoIP simultaneous calls and is interconnected to the public switched telecommunications network through the Alcatel-lucent IMS Plexus.

We also own and operate one pair of Tekelec SS7 Signaling Transfer Points (STP) in Mexico City and one in the city of Monterrey, to manage our interconnection with all other carriers using N7 ISUP signaling.

Operational support systems

We have two network operations and control centers in Mexico City which oversee, administer and provide technical support to all of our service areas. Our centers, which use Hewlett Packard and Sun Microsystems hardware, and Lucent Technologies, Huawei and Cisco software, among other systems, control and monitor all of our network, microwave, fiber, access equipment, data equipment, synchrony, signaling and energy systems. Our centers allow us to manage a multi-vendor network with the greatest efficiency possible and to identify problems early in order to utilize available redundancy and repair the damaged part of our network.

Our operational support systems are designed to allow us to differentiate ourselves from our competitors by enabling us to:

•                  offer a flexible, large selection of services;

•                  provide tailored service packages;

•                  quickly introduce products and services;

•                  deliver near real-time activation and disconnection;

•                  deliver a high quality of service;

•                  minimize activation errors; and

•                  provide accurate and timely billing services.

Our information technology strategy is to continue to improve our operational support systems in order to provide a high level of functionality and flexibility from the service order to the delivery of customer invoices. The systems include the following functional features:

•                  Spanish language support for invoices and documentation;

•                  a high degree of integration among all operational support systems components;

•                  flow-through of information, provisioning and service activation;

•                  capabilities to monitor, manage and resolve network problems;

•                  allowance for growth on a modular scalable basis; and

•                  support of administrative operations for financial controls.

The data centers group all information technology infrastructures (hardware and software) to support the current and future business processes that our organization demands. The data centers contain solutions from leading companies in the IT industry, including Hewlett Packard, IBM, Microsoft, Oracle, Alcatel-Lucent and Cisco. We have the EMC Vmax storage solution that offers a highly virtualized solution with solid state disks and the highest availability rate in the market. Likewise, we have acquired and implemented VDI, or Virtual Desktop Infrastructure technology, supported on last generation Blade HP servers, VMware and last generation storage on solid state discs EMC ExtreamIO, which have allowed us to reduce costs in aspects of technological renovation of personal computer equipment, maintenance and operation, strengthening matters of information security. Our remaining infrastructure operates with Solid State technology, a cutting-edge technology which will help us reduce operating costs.

In addition, we acquired the backup solutions of EMC AVAMAR, Data Domain and Spectra Logic, leading companies in the IT industry, which combine disk backups with data duplication and backup library. This has improved our information backup capacity and recovery times. Our data centers utilize centralized heating and cooling systems that include regulated energy, cooling, illumination and fire prevention.

We collect, format and process call records using a mediation system provided by Mediation Zone and marketed by Digital Route. The customer account and its associated products are managed in a “telecommunication business system” or TBS by Oracle, which handles order management and service provisioning, workflow management, network inventory and design management and trouble ticketing.

We use a billing system that is highly flexible and equipped to bill all commercial products that we offer, both to residential and commercial customers. It is also fully capable of bundled billing for multiple service bundles, including “double-play”, “triple-play” and “quadruple-play” for tariff plan subscribers.

We use Settler by Intec Company to manage reconciliation, settlement and revenue assurance of call records and intercarrier compensation with all of the carriers with which we have interconnection agreements. We use Siebel Customer Relationship Management (“CRM”) by Oracle for our customer relationship management and for our contact center areas, including call center, post-sales and collections. Siebel concentrates all historical information of customers, including contacts, products, service requests, invoicing, payments, balance due, commitments, credit limit and network status.  We use a sales management platform for our commercial segment, “Agenda Comercial” which makes acquisition processes more efficient and helps sales executives improve their prospect-to-client conversion rates.

In 2018, we also implemented a new Inconcert Contact Center that improves client support quality, availability and speed.

Suppliers of Materials and Equipment

We use reliable technology from world-class suppliers, mainly Alcatel -Lucent, NEC, Cisco, ZTE, Huawei, Oracle, Genband, Infinera and Juniper which provide us with the equipment, materials and services we require to expand and operate our business. Because of the complexity of network equipment and platforms that our operations require, as well as our detailed supply planning, it would be difficult to replace our main suppliers. Additionally, the equipment, materials and services we require are denominated in dollars, which exposes us to risk of devaluation of the Peso against the dollar. See “Risk Factors —Risks Related to Maxcom and Risks Related to Mexico”.

Strategic Alliances

Joint Venture with Soriana, S.A.B. de C.V.

On October 23, 2015, we announced the signing of a joint venture agreement with Soriana to develop and operate an MVNO in order to provide mobile telecommunication services to Soriana’s customers, using the mobile services platform Maxcom and Telcel’s mobile’s network. This joint venture was carried out through Celmax, and as a result of our intended divestment of Celmax, we intend to terminate this joint venture. See “—Deconsolidation of Celmax.”

Marketing and Sales

General

We seek to develop brand name recognition by using our corporate name, logo and product names to portray a unified image. We conduct sales efforts within target clusters to residential and commercial customers. We seek to differentiate ourselves from our competitors by our pricing, consistent quality and reliability of first-to-market technology, one-stop shopping, comprehensive billing and speed of line activation.

As a result, we believe we have positioned ourselves as an excellent quality service provider as a result of a sustained growth of our customer satisfaction level on year by year comparisons.

Sales and Distribution Channels

We assign our sales force based on territory, product or market segment, depending on their background and experience. The compensation structure for our sales force is tailored to attract and retain high achievers by providing a base salary and a bonus component. Sales commissions are paid once the services have been installed.

Candidates for our sales force undergo extensive training that covers the industry of telecommunications, our products and our internal marketing and sales procedures. In its sales effort, our sale force vendors use, among other things, multimedia presentations and corporate and product videos and brochures.

In addition to our sales force, we have developed other distribution channels, including store fronts, agents and telemarketing.

Customer Service

We seek to differentiate ourselves by providing superior and consistent customer service, which is one of the main components of our business plan.

Our customer service group is divided into three areas:

Centralized Call Center. This call center, located in Mexico City, responds to calls to our customer attention telephone numbers in the cities of Mexico City, Puebla, Queretaro, San Luis Potosi and Tehuacán, Monday through Friday from 8 am to 10 pm, Saturday & holidays from 9 am to 9 pm. Many prospective and existing customers use our centralized call center for all types of queries, including queries regarding billing, new services or products, area codes, rates, and line installation changes. Prior to being connected to one of our customer service agents, we have an interactive voice response system (“IVR”) that allows customers to consult their bill balance, payment and customer service locations, among other information. By offering customer self-service of information, we increase satisfaction and reduce the number of calls that have to be attended by an agent. The IVR then allows the customer to direct his call to the Centralized Call center, Centralized Trouble shooting Center or Collections.

Centralized Trouble-Shooting Center. This call center, located in Mexico City, responds to calls in the cities of Mexico City, Puebla, Queretaro, Tehuacán and San Luis Potosi. This center is available 24 hours a day, seven days a week and handles technical problems and inquiries. This group includes specialized services for our business customers in the Platinum and Elite categories, ensuring an excellent service level and timely follow-up of technical problems and requisitions.

Centralized Customer Retention Center (“Telecare”). This call center, located in Mexico City, receives calls transferred from any of the other call centers or even Walk-In Centers. Its role is to enforce customer retention programs both proactively and reactively. The proactive effort is based on customer life cycle and a specific customer loyalty program designed to increase customer satisfaction, loyalty, and reduce churn rate. This center is available from Monday through Friday from 8:00 am to 6:00 pm.

Corporate Customer Service Group. We have a specialized group of customer service executives whose mission is to maintain high satisfaction levels in selected corporate customers. The group consists of 14 people in Mexico City and one person in Puebla.

Customers may access their billing statements through our website. We have also installed an IVR that allows customers to consult their balance, payment and customer service locations, among other information. In addition, customers may pay their bills through monthly direct deposit, cash payments at four of the largest Mexican banks, and several large chain of stores (Farmacias del Ahorro, Elektra and Tiendas Extra). We also assist our customers with new service requests and product information.

Credit, Billing and Collection

We perform credit checks using a leading Mexican credit bureau on all of our potential business customers.  Depending on the result of the credit check, we may request financial statements in order to analyze if a deposit, promissory note, third-party guarantee or standby letter of credit is necessary.  For business customers with an imperfect credit history we require two months deposit, which is calculated based on the estimated average billing.  For call centers and other high-usage customers we may require higher deposits, collect on a prepaid or weekly basis and undertake a closer monitoring of call activity.

We invoice customers monthly on a staggered basis, we have four commercial billing cycles and four billing cycles in the case of residential customers. We process and print our bills within seven days after the end of each cycle. Customers then have an approximate of 20 to 23 days to pay the bill (depending on their billing cycle). We have implemented for commercial customers on our current systems a paper-less billing strategy, which allows us to reduce billing expenses, invoice delivery times, waste and simplifies the billing information management for our customers.

For commercial and residential customers with one or up to six lines, if they do not pay their bill on time, service is completely restricted on the second day of delinquency, not allowing to receive calls or make calls, not allowing use of the Internet and not allowing them to watch television. The customer can only receive calls from our collection area. If payment is not received after 90 days of delinquency, the line is disconnected and the account receivable are referred to collection agencies.

For commercial and residential customers with more than 6 lines, the same procedure described above is used, except that a personalized approach attempted to negotiate payment terms before imposing any restriction, suspension or disconnection of service is used.

We use our Siebel customer relationship management tool to manage our relationships with customers. This application works on a service request registration basis, where our representatives register all contacts with our customers to track customer history, to solve inquires and performs quality service, to support our business growth, collections and training of our sales force and to enhance marketing.

Employees

As of December 31, 2018, Maxcom had 361 employees, a decrease of 18% compared to 441 employees as of December 31, 2017. This reduction in the number of employees is mainly attributed to the gradual process of divestiture of the residential business. Of the total employees, 295 or 82% are non-unionized and 18% are unionized and covered by the terms of a collective labor agreement which the company held with the Sindicato Nacional de Trabajadores de Telecomunicaciones, Telefonía, Comunicaciones, Cibernética, Productos Eléctricos, Electrónicos, Similares y Conexos de la República Mexicana. Maxcom has not had any strikes or stoppages and we believe we have a satisfactory relationship with our employees and the union representing them.

We also has 28 sales representatives as of December 31, 2018 and 31 sales representatives as of December 31, 2017.

Legal Proceedings

IFT Resolution

Pursuant to an IFT resolution, (Agreement P/IFT/100715/276) adopted in its XV regular meeting held on July 10, 2015, Maxcom was denied extension to the terms of three of its concessions to make use, bring to bear and exploit frequency bands of the radio electric spectrum to provide point-to-multipoint microwave links in Regions 3, 5 and 8 of the national territory. These concessions were granted on April 1, 1998 by the Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) and expired on April 1, 2018.

According to the IFT’s resolution, our extension request was refused because we did not meet the admissibility requirements established in Article 19 of the Federal Telecommunications Law (Ley Federal de Telecomunicaciones). This resolution was complied with and the frequency bands were cleared, notifying the IFT of said compliance on April 10, 2018.

It is important to note that these concessions do not affect the validity and operation of the other concessions granted in our favor and therefore there is no effect to the services we provide to our customers or to our revenues.

VAT Arbitration

In February 2019, we were notified by the SAT that we failed to demonstrate the necessary interconnection operations required of international telecommunication providers for operations during the 2015 fiscal year, associated with a series of observations performed by SAT of its 2015 auditing process. In these observations, SAT determined that we did not demonstrate sufficient evidence to meet the “materiality” and “indispensability” elements of interconnection operations with a telecom concessionaire and telecom reseller, both of which provided us with overseas call termination services. This determination puts us at risk of expense deductions incurred in 2015 as well as crediting Value Added Tax (VAT) paid to these suppliers, which could ultimately result in us having to pay significant back-taxes to the SAT. We are currently in the process of disputing these claims and have requested intervention from the Taxpayer Advocacy Office in order to ensure a satisfactory agreement with the SAT.  Although we believe it is unlikely that we will lose this dispute, this proceeding could materially affect our consolidated financial position and results of operations. See “Risk Factors—Risks Related to Our Business—We may be unable to reach an agreement with Mexican tax authorities, which could result in us having to pay significant back-taxes”.

Other Matters

In addition to the matters described above, we are involved in various claims and legal actions arising in the ordinary course of business. In addition, from time to time, we become aware of potential non-compliance with applicable regulations, which have either been identified by us (through our internal compliance auditing program) or through notice from a governmental entity. In some instances, these matters could potentially become the subject of an administrative or judicial proceeding and could potentially involve monetary sanctions. Other than as described above, we believe, after considering a number of factors, including, but not limited to, the opinion of legal counsel, our prior experience and the nature of existing claims and proceedings to which we are currently subject, that the ultimate disposition of these claims and proceedings should not materially affect our consolidated financial position or results of operations.

MANAGEMENT

Our Board of Directors

Our board of directors is responsible for the management of our business. The board of directors is comprised of nine members and their corresponding alternate members, each of whom is elected annually at our general shareholders’ meeting. All board members hold their positions for one year and may be reelected. The current members of the board of directors were appointed at the general annual ordinary shareholders’ meeting held on April 30, 2019.

Our bylaws provide that the board of directors be comprised of at least five and no more than 21 members and their corresponding alternates, in which at least 25% of the members and their corresponding alternates are independent pursuant to Mexican law.

Meetings of the board of directors are validly convened and held if a majority of the members are present. Resolutions passed at these meetings will be valid if approved by a majority of the members of the board of directors present at the meeting. If required, the chairman of the board of directors may cast a tie-breaking vote.

The following table sets forth the composition of our board of directors:

Name	Age	Position
Enrique Castillo Sánchez Mejorada**	62	Chairman
Javier Molinar Horcasitas**	59	Vice Chairman
Henry Davis Carstens**	53	Counselor
Alberto Martín Soberón	59	Counselor
Arturo Monroy Ballesteros	46	Counselor
Rodrigo Lebois Mateos **	55	Counselor
Ricardo Guillermo Amtmann Aguilar	64	Counselor
Héctor Olavarría Tapia*	45	Counselor
Carlos Muriel Gaxiola *	58	Counselor

(*)         Independent director in accordance with the Mexican Securities Market Law (Ley del Mercado de Valores, or “LMV”)

(**)       Individual shares held is greater than 1% of our capital stock. See “Main Shareholders”

Héctor Olavarría Tapia and Carlos Muriel Gaxiola are independent directors.

Fernando Castillo Badía, Manuel Papayanopulos Thomas, Paul Davis Carstens, Gerardo Martín Bello, Almudena Lebois Ocejo, Ricardo Amtmann López, Héctor Marcelo Antonio Escobar Flores, Ana Buch Torres and Patricia Ferro Bertolo serve as alternate directors during the absence of  Enrique Castillo Sánchez Mejorada, Javier Molinar Horcasitas, Henry Davis Carstens, Alberto Martín Soberón, Arturo Monroy Ballesteros, Rodrigo Lebois Mateos, Ricardo Guillermo Amtmann Aguilar, Héctor Olavarría Tapia and Carlos Muriel Gaxiola, respectively. Fernando de Ovando Pacheco is the non-member secretary of the board of directors. Armando Jorge Rivero Laing serves as alternate secretary of the board of directors.

Set forth below is a brief biographical description of each of our directors:

Enrique Castillo Sánchez Mejorada has been President of our board of directors since October 2013. He started his professional career in Banco Nacional de México, where he served as a director.  Afterwards he held several executive positions in the following institutions: Nacional Financiera, Casa de Bolsa Inverlat, Seguros América, InverMéxico Banco Mexicano, Credit Suisse México, and was President of the board of directors of Ixe Grupo Financiero. He was also Vice-President and President of Asociación de Bancos de México.  He is currently an Independent Director in Organización Cultiba, S.A.B. de C.V., Grupo Herdez, S.A. de C.V., Grupo Alfa, S.A.B.

de C.V., Médica Sur, S.A.B. de C.V., Banco Nacional de México, S.A., Unifin Financiera, SAPI de C.V. and Southern Copper Corporation. He holds a bachelor’s degree in business administration from Universidad Anahuac.

Javier Molinar Horcasitas has been Vice-President of our board of directors since October 2013.  He served as Corporate and Subsidiaries Promotion Officer and a member of the board of directors at Casa de Bolsa Inverlat, as well as Executive Vice-President at Grupo Financiero Santander Mexicano.  In 2000, he joined Ixe Grupo Financiero where he was responsible for the business, administration, and finance areas. He was CEO of Ixe Banco and of Ixe Grupo Financiero.  In July 2011, he joined the board of directors of Grupo Financiero Banorte, where he lead the integration process after the merger of Grupo Financiero Banorte and Ixe Grupo Financiero.  Currently he is Senior Partner of Ventura Capital Privado, S.A. de C.V., President of the board of directors of Ventura Entertainment, S.A.P.I. de C.V., and IRL Holding, S.A.P.I. de C.V. He is also member of the board of directors of Grupo Gigante, S. A. de C. V., where he is the head of the Finance and Planning Committee and is member of the board of directors of Grupo Porres. He holds a bachelor’s degree in business administration from Universidad La Salle.

Henry Davis Carstens has been member of our board of directors since October 2013. He held several positions in financial institutions, such as Inverlat, Chase Manhattan Bank and Banco Mexicano. He was CEO of Midas Franchise System in Mexico, as well as President and CEO of Grupo Probelco and was member of the Credit, Risk and Executive Committees and a member of the board of directors of Ixe Grupo Financiero.  He was also Vice-President and a board member of the Cámara Nacional de la Industria de Perfumería y Cosmética. Currently, he participates as a board member of Grupo Financiero Aserta, Afianzadora Aserta, S.A. de C.V., Afianzadora Insurgentes, S.A. de C.V., Corporativo DAC, S.A. de C.V. and Ventura Entertainment, S.A. de C.V.  He holds a bachelor’s degree in economics by Instituto Tecnológico Autónomo de México and a master’s degree from the J.L. Kellogg Graduate School of Management at Northwestern University.

Alberto Martín Soberón has been member of our board of directors since October 2013. Mr. Martín is a member of the board of directors of Soriana, Ixe Grupo Financiero, and Grupo Inmex, amongst others. He served as CEO at Tiendas de Descuento del Nazas, which later merged with Tiendas de Descuento del Norte to become Soriana. He was a director at Grupo Financiero InverMéxico. He has bachelor’s degree in public accounting and technologies engineering from Instituto Tecnológico y de Estudios Superiores de Monterrey.

Arturo Monroy Ballesteros has been member of our board of directors since October of 2013. He served as Deputy Director of Financial Engineering at the Public Credit General Office. He was Advisor of the C. Secretary of Communications and Transportation and Deputy Director of Investment Banking and Corporate Financing at Nafin.  He currently serves as Deputy CEO of Investment Banking and Structured Financing at Grupo Financiero Banorte and CEO of Sólida Administradora de Portafolios, which is a subsidiary of this latter financial group.  He holds a bachelor’s degree in actuarial science from Universidad Anáhuac, and a master’s degree in finance from the same university. Mr. Ballesteros has participated of several programs in investment banking and risk management in New York and Rio de Janeiro.

Rodrigo Lebois Mateos was appointed member of our board of directors in April 2016. He is the Founding Shareholder and Chairman of Unifin Financiera. Prior to the formation of Unifin in 1993, he held several positions with car dealers, including General Manager and a member of the board of directors of Grupo Ford Satélite. He also served as President of the National Association of Nissan Car Dealers, and a board member of Sistema de Crédito Automotriz (SICREA) and ArrendadoraNimex. Mr. Lebois is the President of Fundación Unifin and Chairman of the board of directors of Unifin Capital, Unifin Credit, Unifin Autos and Unifin Agente de Seguros y Fianzas. He holds a bachelor’s degree in business administration from Universidad Anahuac and has participated in several executive programs.

Ricardo Guillermo Amtmann Aguilar has been member of our board of directors since October 2013. Mr. Amtmann is currently President and CEO of Laboratorios Sanfer, S.A. de C. V. He also serves on the board of directors of Banamex (Consejos Consultivos), Almacenadora del Valle de México and Hospital Bite Medical. He was a member of the boards of Acciones Bursátiles, Allergan, Casa de Bolsa Bancomer, Arrendadora Chapultepec, Arrendadora Monterrey, Berol, and Ixe Grupo Financiero, among others. He holds a bachelor’s degree in business administration from Universidad Anáhuac in México and a master’s degree from the same university.

Héctor Olavarría Tapia has been an independent member of our board of directors since April 2015 and Chairman of our Audit Committee since April 2016. He has more than seventeen years experience in the telecommunications sector.  He has held several positions in the Public Federal Administration, all of them linked to the opening and penetration of information and communication technologies. Mr. Tapia started as an analyst at Comisión Federal de Telecomunicaciones and became Deputy Secretary for Communications of the Ministry of Communications and Transportation. In January 2013, he was recognized as Senior Telecommunications Expert by the International Telecommunications Union, the highest international body in the field of telecommunications and information and communication technologies, where he was invited to work as an expert in two programs of wireless terrestrial and satellite technology to be applied worldwide. Currently, he is a founding partner of the firm Olavarria & Alfaro, SC, specialists in telecommunications, administrative and constitutional law and the financial sector. He holds a master’s degree in international economic law from the University of Warwick, UK.

Carlos Muriel Gaxiola has been an independent member of our board of directors since October 2013 and Chairman of our Corporate Practices Committee since April 2016. He held various executive positions in Banco del Sureste, Inverlat International, Inc. and Casa de Bolsa Inverlat. He then served as CEO of Afore Santander-Serfin and Bursamex, Casa de Bolsa, and held several positions in Grupo ING until becoming CEO and Chairman of the board of directors of ING Latin America and ING Mexico. He is currently an independent board member and advisor of several entities. Additionally, he serves as Chairman of the board of directors of Virtual Market Ventures; a member of the board of directors and member of  the Executive Committee of Kubo-Financiero; a member of the board of directors and member of the Audit Committee of Grupo Financiero Actinver, a member of the board of directors of Christel House Mexico and Advisor of Happy Hearts Fund USA. He holds a bachelor’s degree in industrial engineering from Universidad Iberoamericana and holds a master’s degree in economics and business administration from the University of Texas in Austin.

Our Main Executive Officers

Our executive officers are appointed by the board of directors for an indefinite term and may be removed by the board of directors at will, provided the corresponding severance payments are made in accordance with Mexican labor law and the applicable labor contract.

The following table lists the names, ages, and positions of our current main executive officers:

Name	Age	Position
Lauro Cantu Frias	50	Chief Executive Officer
Erik Gonzalez Laureano	42	Chief Financial Officer

Set forth below is a brief biographical description of each of our executive officers:

Lauro Cantu Frias has been our chief executive officer since October 2016. He has more than 15 years of experience in senior management positions in different companies in the telecommunications industry, which include Gartner, RedIT, Axtel and Marcatel. He holds a degree in administrative computer systems from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and a master’s degree in business administration from the same institution.

Erik González Laureano has been our chief financial officer since April 2017. Mr. González Laureano has over 19 years of experience in high managerial positions in different companies in the real state, housing, banking and private equity sectors, such as Consorcio Hogar, Enesa Energia, Banorte-Ixe Tarjetas, Ixe Grupo Financiero, Banco del Ahorro Nacional y Servicios Financieros (BANSEFI). He holds a bachelor’s degree in accounting and business administration from Instituto Tecnologico Autonomo de Mexico and a master’s degree in business administration from Alliance Manchester Business School in the United Kingdom.

Authority of the Board of Directors

Our company is managed by the board of directors and the executive officers appointed by the board of directors. The board of directors sets forth the guidelines and general strategy for the conduct of our business and supervises the execution thereof.

Pursuant to the LMV, the board of directors must approve, among other matters, the following actions:

•                  our general strategy;

•                  guidelines for the use of corporate assets;

•                  on an individual basis, any transactions with related parties, subject to certain limited exceptions;

•                  unusual or non-recurrent transactions and any transactions that involve the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets, or the assumption of liabilities or granting of collateral or guarantees with a value equal to or exceeding 5% of our consolidated assets;

•                  the appointment or removal of the chief executive officer;

•                  accounting and internal control policies; and

•                  policies for disclosure of information.

The LMV also imposes duties of care and of loyalty on our directors.

Committees of the Board

Our board of directors has established an Audit Committee and a Corporate Practices Committee to assist in the management of our business.

While carrying out its surveillance activities, the Board of directors is assisted by the Audit and Corporate Practices Committees. The chairmen of these committees were appointed by the Shareholders’ Annual Ordinary General Meeting held on April 30, 2019.

Our board of directors has established an audit committee and a corporate practices committee responsible for advising the board on, and overseeing, our financial condition and matters regarding accounting, taxation and release of financial information, as well as to oversee and mitigate the risks of doing business in general and with related parties such as our shareholders, and to supervise the compliance of laws and securities regulations that apply to us.  The charter of our audit commitee and corporate practices committee contains the rules of operation of each committee.  Under the charter, the audit commitee and corporate practices committee must be composed of at least three members.  Each member of the audit committee and corporate practices committee (including its president) must be independent under the rules of the Mexican Securities Market Law. Both commitees have at least one member that serves as a financial advisor.

The audit committee is comprised of Héctor Olavarría Tapia (who acts as President of the audit committee), Fernando de Ovando and Carlos Muriel Gaxiola. The corporate practices committee is comprised of Carlos Muriel Gaxiola (who acts as President of the corporate practices committee), Hector Olavarria and Fernando de Ovando all of whom are independent under the rules of the Mexican Securities Market Law. If requested, our external independent auditor and certain of our executives, including our vice-president of administration, finance and legal, will be required to participate in each meeting, although they are not formal members of the committee.

Audit Commitee

The function of the audit committee is to monitor and supervise the integrity of financial information, processes and accounting systems, control and records of the Company and of the entities it controls, monitor technical ability, independence and function of the firm performing our external audit, as well as the efficiency of the internal controls of the Company and valuation of financial risks. Our Audit Committee performs the following functions, among others:

•                  advise the board of directors with respect to matters assigned to it under the Mexican Securities Market Law, including: (a) our internal control and internal audit guidelines, (b) our accounting policies by referenced to financial reporting standards, (c) our financial statements, (d) the appointment of our external auditors, and (e) transactions that either are outside the ordinary course of our business or, in relation to the results of the immediately preceding fiscal quarter, constitute (i) the acquisition or disposition of assets or (ii) the provision of guaranties or the assumption of liabilities, in each case, equal to or greater than 5% of our consolidated assets;

•                  evaluate, analyze and supervise the work performed by our external auditors, including (a) review with them our annual and interim financial statements; (b) approve non-audit services provided by them; (c) resolve any disagreements between them and management; and (d) ensure their independence and objectivity;

•                  discuss our financial statements with the persons responsible for their preparation and review, and issue a recommendation to the board of directors with respect to committee’s approval;

•                  inform the board of directors of the status of the internal control and internal audit system of the Company or of the entities it controls, including any detected irregularities;

•                  prepare the opinion referred to in Article 28, section IV, paragraph c of the LMV and submit it for consideration by the board of directors for its presentation to the general ordinary shareholders’ meeting; based upon the opinions of the external auditor, certifying: (i) the policies and accounting information criteria followed by the Company are adequate and sufficient, (ii) such policies and criteria have been applied consistently to the information presented by the CEO and (iii) the information presented by the CEO reasonably reflects the condition of the financial position and results of the Company;

•                  support the board of directors in preparing the reports referred to in Article 28, section IV, paragraphs d and e of the LMV;

•                  ensure that the operations referred to in Article 28, section III and Article 47 of the LMV, are conducted in compliance with such provisions;

•                  seek the opinion of independent experts and other advisors when required or deemed necessary for the proper performance of their duties or in accordance with the provisions of the LMV;

•                  require relevant officers and other employees of the Company, or officers and employees of the entities it controls, to provide reports regarding the preparation of financial information and any other information deemed necessary for the exercise of their functions;

•                  investigate possible violations of operational guidelines and policies, internal controls, internal audit systems and accounting records;

•                  review observations made by shareholders, directors, executive officers, employees or any third party, regarding the matters referred to in the previous paragraph, as well as perform the actions which they consider necessary with respect to such observations;

•                  request periodic meetings with relevant officers, as well as deliver of any information related to internal control and internal audit of the Company or the entities it controls;

•                  report to the board of directors any significant irregularities detected in the performance of its duties and, if applicable, irregularities in the amendments adopted and propose actions to correct such irregularities;

•                  call a shareholders’ meeting and request the inclusion of matters it considers appropriate in the agenda;

•                  ensure that the CEO fulfills the resolutions passed by the shareholders’ meetings and the board of directors’ meetings; and

•                  ensure that there are mechanisms and internal controls established to verify that the operations of the Company, and of the entities it controls, adhere to the applicable regulations, as well as implement methodologies to ensure such compliance.

Corporate Practices Committee

The function of the corporate practices committee is to monitor and mitigate risks for the benefit of the shareholders, subject to the authorizations or policies issued by the board of directors, ensure compliance with the applicable laws and stock exchange regulations. The corporate practices committee performs the following functions, among others:

•                  inform the board of directors on matters of its concern, in accordance with the LMV;

•                  request the opinion of independent experts, if necessary, for the proper performance of its duties or in accordance with the LMV;

•                  call a shareholders’ meeting and request the inclusion of matters it considers appropriate in the agenda;

•                  assist the board of directors in preparing the reports referred to in Article 28, section IV, paragraphs d and e of the LMV.

Compensation

Members of our board of directors appointed by the ordinary general meeting of shareholders’ held on April 30, 2019 will receive a compensation of Ps.30,000 for each board of directors meeting and committee meeting they attend.

Any director that is a related party may not receive any compensation or benefits from us or from our subsidiaries.

Shareholdings

As of April 30, 2019, Rodrigo Lebois Mateos held 12.67% of Maxcom’s outstanding capital stock; while Enrique Castillo Sánchez Mejorada held 9.09%; Javier Molinar Horcasitas 5.19%; Henry Davis Carstens 2.88%, Alberto Martin Soberon 2.10% and Ricardo Guillermo Amtmann Aguilar 1.53%.

Director and Officer Indemnification and Limitation on Liability

Our bylaws provide that none of our directors, members of committees of our board of directors or officers shall be liable to us or our stockholders for (1) any action taken or failure to act which was in good faith and was not a violation of a material provision of our bylaws and which was not grossly negligent, willfully malfeasant or knowingly in violation of the Mexican Securities Market Law, (2) if applicable, any action or inaction that is based upon the opinion or advice as to legal matters of legal counsel or as to accounting matters of accountants selected by any of them with reasonable care the competence of which is not the subject of a reasonable doubt and (3) any action or omission that was, to the best knowledge of the board member, committee member or officer, the most adequate choice or where the adverse effects of such action or omission were not foreseeable, in each case based upon the information available at the time of the decision.  To the extent a director, committee member or officer is found to have acted in bad faith, with gross negligence or with willful malfeasance in connection with an action or failure to act in good faith which is not a violation of the material provisions of the bylaws, such director, committee member or officer may be liable for damages and losses arising under Mexican law.

Our bylaws also provide that each director, member of a committee of the board of directors and officer who is made or threatened to be made a party to a proceeding as a result of his or her provision of services to us will be indemnified and held harmless by us to the fullest extent permitted by Mexican law against all expenses and liabilities incurred in connection with service for or on behalf of us.  There is doubt as to whether, under Mexican law, this indemnification will be enforceable in respect of the breach of the duty of loyalty.  However, in the event that a director, officer or committee member initiated a proceeding, they will only be indemnified in connection with such proceeding if it was authorized by our board of directors.

We may maintain insurance policies under which our directors and certain officers are insured, subject to the limitations of such policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

Unless otherwise determined by our board of directors, expenses incurred by any of our directors, members of a committee or officers in defending a proceeding shall be paid by us in advance of such proceeding’s final disposition subject to our receipt of an undertaking, in form and substance satisfactory to our board of directors, to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by us. Persons which are not covered by the foregoing indemnification rights and who are or were our employees or agents, or who are or were serving at our request as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may also be indemnified to the extent authorized at any time or from time to time by our board of directors.  Such expenses related to a proceeding incurred by such other employees and agents may also be paid in advance of a proceeding’s final disposition, subject to any terms and conditions on such payment as our board of directors deems appropriate.

PRINCIPAL SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Principal Shareholders

The table below sets forth information concerning the percentage of our voting capital stock owned by any person known to us to be the owner of 5% or more of any class of our voting securities as of April 30, 2019. There is no group of shareholders that holds control of the Company.

	Series A Common Stock
Shareholder	Number of Shares	%
Rodrigo Lebois Mateos	18,296,269	12.67%
Trust 744869 of Banco Mercantil del Norte, S.A.	10,214,981	7.07%
Enrique Castillo Sánchez Mejorada	13,138,802	9.09%
Javier Molinar Horcasitas	7,504,466	5.19%
Investing Public	95,316,563	65.98%
Total	144,471,081	100.00%

Significant Changes in Share Ownership

On September 27, 2013 Maxcom completed a comprehensive plan of recapitalization and an equity tender offer initiated by Ventura, acting through the Trust 1387 held by Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States and other investors. For more information, see “2013 Recapitalization and Debt Restructure”.

Differences in Voting Rights

In relation to any particular class of our securities, the voting rights of majority shareholders, directors and officers do not differ from the voting rights of other holders of the same class of securities.

Limitations on the Participation in Share Ownership by Foreign Shareholders

The participation of foreign investors in Mexican companies, and in certain industries including telecommunications, is regulated by the Foreign Investment Law (Ley de Inversión Extranjera) since 1993 and by the Regulation of Foreign Investment Law (Reglamento de Ley de Inversión Extranjera) and the National Registry of Foreign Investment (Registro Nacional de Inversión Extranjera) since 1998. The Ministry of Economy (Secretaría de Economía), through the Mexican Foreign Investment Bureau (Dirección General de Inversión Extranjera), applies the mandates of the Foreign Investment Law and the Regulation of Foreign Investment Law. Mexican companies involved in certain sectors of the economy must comply with the existing restrictions on the percentage of participation of foreign investment in their capital stock. Until the reforms mentioned in the following paragraph, this regulation included companies in the telecommunications industry. Mexican companies usually set limits to the holdings on some type of shares of its capital stock, so that certain types of shares are held only by Mexican shareholders.

By virtue of the constitutional and legal reforms published in: (I) the Decree whereby amendments and additions are made to various provisions of Articles 6, 7, 27, 28, 73, 78, 94 and 105 of the Constitution of the United Mexican States, on telecommunications matters dated June 11, 2013, and (ii) the Decree whereby the Federal Telecommunications and Broadcasting Act and the Public Broadcasting System of the Mexican State are issued; and certain provisions in telecommunications and broadcasting are modified, added or derogated, dated July 14 2014, the restriction on companies in the telecommunications industry from allowing foreign participation in share ownership was lifted.

In addition to the restrictions relating to share ownership, the terms and conditions of concessions for telecommunications networks that were granted to the Company, establish that Mexican shareholders must have control of the management and appoint the executive body.

The Foreign Investment Law requires the Company to enroll foreign shareholders in the National Registry of Foreign Investment. In case of breach of this law, the Company could be required to pay a penalty in an amount determined by the Ministry of Economy, through the Mexican Foreign Investment Bureau.

According to the bylaws of the Company, the Federal Telecommunications Law (Ley Federal de Telecomunicaciones), the Foreign Investment Law and the terms and conditions ruling on public telecommunications network concessions, foreign countries may not be directly or indirectly holders of the Series “A “ shares. Notwithstanding the foregoing, the Federal Telecommunications Law and the terms and conditions ruling on public telecommunications network concessions require that companies owned by foreign countries incorporated as independent companies holders of their own assets, may hold a minority interest or any number of limited voting shares of the Company. The holdings of shares of Series “A” common stock by companies owned by foreign countries, or by retirement funds incorporated for the benefit of employees of states, municipalities or other government entities will not be considered either directly, or indirectly owned by foreign countries in accordance with the provisions of the bylaws of the Company, Federal Telecommunications Law and the Foreign Investment Law.

According to Mexican law, the terms and conditions of the telecommunications networks concessions, the bylaws of the Company, foreign investors that hold Series “A” shares and ADSs are forced to give up the protection of their government. This obligation also stipulates that foreign investors that hold Series “A” shares and ADSs may not ask their government to file a complaint against the Mexican government regarding their shareholders’ rights on Series “A” shares or ADSs. If foreign investors contravene this provision of the bylaws of the Company, they will lose their Series “A” shares ownership, underlying their Series “A” shares or ADSs, in favor of Mexico. Mexican law states that all Mexican companies must include in their bylaws this prohibition, except for companies that establish the foreigners or foreign investment exclusion clause.

INDEPENDENT ACCOUNTANTS

The Annual Audited Financial Statements included in this statement have been audited by Deloitte Touche Tohmatsu Limited, independent accountants, as stated in their report appearing herein.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Independent Auditors’ Report	F-4
Consolidated statements of financial position at December 31, 2018 and 2017	F-8
Consolidated income statements for the years ended December 31, 2018 and 2017	F-9
Consolidated statements of changes in stockholders’ equity for the years ended December 31, 2018 and 2017	F-10
Consolidated statements of cash flows for the years ended December 31, 2018 and 2017	F-11
Notes to the consolidated financial statements	F-13

Earnings Report Attaching Interim Unaudited Financial Statements

Earnings Report for the three months ended March 31, 2019	F-70
Unaudited consolidated statement of financial position at March 31, 2019 and year ended December 31, 2018	F-77
Unaudited consolidated statements of comprehensive loss for the three months ended March 31, 2019 and 2018	F-78
Unaudited consolidated statements of changes in stockholders’ equity for the three months ended March 31, 2019 and year ended December 31, 2018	F-79
Unaudited consolidated statements of cash flows for the three months ended March 31, 2019 and 2018	F-80

Maxcom Telecomunicaciones,
S. A. B. de C. V. and subsidiaries

Consolidated Financial Statements for the Years Ended December 31, 2018, and 2017, and Independent Auditors’ Report Dated April 11, 2019

Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries

Independent Auditors’ Report and Consolidated Financial Statements for 2018, and 2017

Independent Auditors’ Report to the Board of Directors and Stockholders of Maxcom Telecomunicaciones, S. A. B. de C. V. and Subsidiaries

Opinion

We have audited the consolidated financial statements of Maxcom Telecomunicaciones, S. A. B. de C. V. (the Entity), which comprise the statements the consolidated statements of financial position as of December 31, 2018, and the consolidated statements statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the Entity consolidated financial statements present fairly, in all material respects, the consolidated financial position of Maxcom Telecomunicaciones, S. A. B. de C. V. as of December 31, 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs), issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISA). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Entity and subsidiaries in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (IESBA Code) together with the Code of Ethics issued by the Mexican Institute of Public Accountants (IMCP Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code and with the IMCP Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matters

The consolidated financial statements of the Entity for the year ended as of December 31, 2017 was audit for others auditors, they manifest an opinion without qualified for the consolidated financial statements on April 23, 2018.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. Key audit matters were selected from those reported to Management and Audit Committee of the Entity. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined that the matters described below are the key audit matters which should be communicated in our report.

Impairment analysis of long lived assets

As describe in Note 9 to the consolidated financial statements, the Entity will be tested for impairment of long lived assets that have a defined life, when there are signs of impairment.

The tested for impairment involve application of significant judgments by the Entity management  they determining the assumptions and premises related to estimate the value recovery of the cash-generating units.

As part of our audit, we performed procedures on the following significant assumptions that the Entity considered when estimate future projections to evaluate the recoverability of long lived assets: growth industry rate , new projects and significant customers, estimate revenues, discount rate, expected gross profit margin and projected cash flows. With the support of our valuation experts, our procedures, among others, included:

•                                We reviewed models applied to determination the value recovery of asset, are methods used and recognized to value assets with similar characteristics.

•                                We challenge financial projections, comparing with the performance and historical trends of the business, be corroborated the explanations of variations with the administration. Also, we evaluate the internal processes carried out by the administration to make the projections, including them timely supervision and analysis by the Board of Directors and if the projections are consistent with budgets approved by the Board.

•                                We analyze the assumptions used in the impairment model, specifically including cash flow projections, EBITDA multiple and long term growth. The key assumptions used to estimate cash flows in the Entity impairment tests are those related to revenue growth and operating margin.

•                                Independent evaluation of the discount rates used and the methodology used in the preparation of the impairment test model. We have also tested the Completeness and accuracy of the impairment model.

•                                We discussed with the administration the sensitivity calculations calculating the degree of the assumptions used would need to be modified and the probability of these modifications are presented.

Results of our procedures were satisfactory and we agree that the assumptions used, including the discount rate, are appropriate.

Operating Entity

As mentioned in Note 1 to the consolidated financial statements, the Entity has incurred recurrent net losses during a few years, which could raise questions about its ability to continue operating as a Entity. In the process of preparation of the consolidated financial statements, the Entity management carried out an competence of its working capital adequacy and, with the support of cash flow projections for the 15 months period ended on March 31, 2020, it has concluded that the Entity has competence working capital to finance its operations and to meet its financial obligations on the due dates that will be presented in the 12 months period following the date of this report.

Consequently, the consolidated financial statements have been prepared considering the Entity as an operating Entity.

The evaluation of the operating Entity was based on cash flow projections that require significant judgments when determining assumptions about events as future conditions that inherently have certain uncertainty.

Our procedures related to the evaluation carried out by the Entity management on its own ability to continue operating as a Entity, included, with the support of our valuation specialists, the evaluation of the reasonableness of the key assumptions used by the Entity . Administration in the preparation of cash flow projections and the reasonableness of such assumptions, based on our knowledge of the business, industry and historical information. We also consider the reasonable impact of events that could adversely affect these cash flow projections and the actions proposed by the administration for mitigation.

The results of our procedures were satisfactory and we agree with the conclusion of the Entity’s management on the preparation of the consolidated financial statements considering the Entity as a functioning Entity.

Annual Report presented to the Mexican Stock Exchange (BMV, by its acronym in Spanish)

The Administration is responsible for the annual report that is presented in accordance with the general provisions applicable to issuing of securities in Mexico, and that will include the consolidated financial statements and our audit report. The annual report will be provided to us after the date of this report.

Our responsibility is to read the information contained in the annual report when it is available, and in doing so, consider if it is materially consistent with the consolidated financial statements and with our knowledge obtained in the audit. We based on this reading, if we conclude that there is a material inconsistency in the annual report, we are required to notify the fact.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process as review the content of the consolidated financial statements and submit them for approval by the Entity’s Board of Directors.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about the consolidated the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•                                Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•                                Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

•                                Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•                                Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•                                Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•                                Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Entity to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

C. P. C. Luis Roberto Martínez Del Barrio

Mexico City, Mexico

April 11, 2018

Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2018 and 2017

(In thousands of Mexican pesos)

Assets	Notes	2018	2017

Current assets:
Cash and cash equivalents	7	$456,544	$585,271
Accounts receivables - Net	8	157,289	253,674
Current tax assets		54,522	110,502
Other accounts receivable		10,091	14,857
Inventories		1,874	3,404
Prepayments		34,306	37,153
Total current assets
		714,626	1,004,861

Non-current assets:
Telecommunications network systems and equipment - Net	9	2,180,446	2,304,597
Investment property - Net	9	36,191	34,009
Intangible assets - Net	10	271,125	264,307
Restricted long-term cash		35,791	33,145
Deferred income taxes	13	6,033	22,710
Other assets		42,029	10,955
Total non-current assets		2,571,615	2,669,723

Total assets		$3,286,241	$3,674,584

Equity and liabilities	Notes	2018	2017

Current liabilities:
Short-term portion of new notes payable	11	$8,428	$6,801
Bank loan	12	30,000	30,000
Trade payable		215,513	317,642
Short-term portion of other accounts payable	26c	18,840	17,620
Client deposits		21,692	2,157
Other taxes payable		18,960	18,463
Provisions	14	34,648	71,612
Total current liabilities		348,081	464,295

Non-current liabilities:
Long-term portion of new notes payable	11	2,135,562	2,089,402
Bank loan	12	22,500	52,500
Derivate financial instruments	15	3,542	4,784
Long-term portion of other trade payable	26c	22,880	17,390
Retirement employee benefits	16	1,625	1,898
Long-term provisions	14	10,843	23,426
Total non-current liabilities		2,196,952	2,189,400

Total liabilities		2,545,033	2,653,695

Stockholders’ equity

Capital stock	18 and 20	1,533,254	1,455,066
Capital stock not exhibited		(12,300)	—
Share premium		38,570	38,570
Other capital accounts		11,600	11,600
Accrued losses		(896,015)	(590,647)
Other items of comprehensive income		4,475	9,496
		679,584	924,085

Non-controlling interest		61,624	96,804
Total stockholders’ equity		741,208	1,020,889

Total stockholders’ equity and liabilities		$3,286,241	$3,674,584

See accompanying notes to consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements, which were authorized by the undersigned officers for issuance on April 11, 2019.

Lauro Cantú Frías	Erik González Laureano
General Director	Financial Vice President

Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2018 and 2017

(In thousands of Mexican Pesos, except information on shares)

	Notes	2018	2017
Continuing operations:
Net income	24	$1,315,245	$2,255,580

Operating costs and expenses:
Network operating expenses	21	$827,272	$1,688,969
Selling, overhead and administrative expenses	21	476,601	458,784
Other expenses	21	76,659	100,391
Total operating costs and expenses		1,380,532	2,248,144

Operating (loss)		(65,287)	7,436

Financial costs	22	(582,992)	(258,119)
Financial income	22	361,620	236,198
Financing costs	22	(221,372)	(21,921)

Loss before income tax		(286,659)	(14,485)
Income tax expense	13	28,672	1,439
Net loss for the year		(315,331)	(15,924)

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Effective portion generated by financial instruments		(5,021)	(31,748)
		(5,021)	(31,748)

Comprehensive loss for the year		$(320,352)	$(47,672)

Controlling interest		$(280,151)	$2,272
Non-controlling interest		(35,180)	(18,196)

Comprehensive net loss		$(315,331)	$(15,924)

Comprehensive loss per share:
Loss per basic common share (pesos)	19	(2.23)	(0.39)
Loss per diluted common share (pesos)		(2.19)	(0.39)
Basic shares weighted average (in thousands)		143,541	121,214

Diluted shares weighted average (in thousands)		146,521	121,214

The accompanying notes are an integral part of these consolidated financial statements, which were authorized by the undersigned officers for issuance on April 11, 2019.

Lauro Cantú Frías	Erik González Laureano
General Director	Financial Vice President

Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2018 and 2017

(In thousands of Mexican pesos)

	Note	Capital Stock	Capital Stock not exhibited	Premium on Share subscription**	Accrued Losses	Other comprehensive Income*	Stockholders’ investment in controllinq	Non- controlling interests	Total

Balance as of January 1, 2017		$7,628,698	$—	$41,113	$(6,920,751)	$41,244	$790,304	$—	$790,304

Capital stock increase	18	154,200	—	—	—	—	154,200	—	154,200
Non-controlling interest stock Increase	18	—	—	—	—	—	—	115,000	115,000
Share option plan		—	—	9,057	—	—	9,057	—	9,057
Accumulated losses absorption	18	(6,327,832)	—	—	6,327,832	—	—	—	—
Comprehensive net loss		—	—	—	2,272	(31,748)	(29,476)	(18,196)	(47,672)

Balances as of December 31, 2017		1,455,066	—	50,170	(590,647)	9,496	924,085	96,804	1,020,889

Initial effect of adoption of IFRS 9	4f	—	—	—	(25,217)	—	(25,217)	—	(25,217)
Issuance of ordinary shares under the employee share option plan	18 and 20	78,188	(12,300)	—	—	—	65,888	—	65,888
Comprehensive net loss		—	—	—	(280,151)	(5,021)	(285,172)	(35,180)	(320,352)

Balances as of December 31, 2018		$1,533,254	$(12,300)	$50,170	$(896,015)	$4,475	$679,584	$61,624	$741,208

*                               This amount is comprised of $38,570 of share premium and $11,600 of other capital accounts.

The accompanying notes are an integral part of these consolidated financial statements, which were authorized by the undersigned officers for issuance on April 11, 2019.

Lauro Cantú Frías	Erik González Laureano
General Director	Financial Vice President

Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In thousands of Mexican pesos)

	Note	2018	2017
Cash flows from operating activities
Loss before income taxes		$(286,659)	$(14,485)
Adjustments for:
Depreciation and amortization	21	237,069	210,341
Loss on sale of fixed assets and other assets	21	(280)	(239)
Profit on income sale towers telecommunications	2	(160,871)	—
Low intangible assets		43,252	—
Unrealized exchange loss - Net		(4,373)	(118,321)
Gain on settlement of debt	22	—	(90,206)
Interest payable	22	222,270	245,344
Interest receivable	22	(11,435)	(30,574)
Derivate financial instruments	15	882	(6,924)
Labor obligations at retirement	16	(273)	(343)
Provisions	14	(49,547)	14,691
Share option plan	20	—	9,057
Impairment of accounts receivable	8 & 21	33,235	18,023
Subtotal		23,270	236,364

Cash flows from operating activities:
Accounts receivable		37,933	(7,519)
Value added tax recoverable		55,980	(70,296)
Other assets and account receivable		17,017	13,283
Inventories		1,530	(1,890)
Prepayments		2,847	(10,147)
Accounts payable and provisions		(102,898)	(66,629)
Client deposits		19,535	(327)
Other taxes payable		(7,164)	(13,384)
Short-term portion of other accounts payable		6,325	(11,966)
Income taxes paid		(4,334)	(15,627)

Net cash (used in) generated by operating activities		50,041	51,862

Cash flows from investing activities:
Interest collected		11,435	30,574
Purchase of telecommunications network systems and equipment	9&10	(204,637)	(242,967)
Income from sale to Megacable	2	196,560	—
Resources arising from sale of telecommunications network systems and equipment		3,778	10,131

Cash flows from investing activities:		7,136	(202,262)

	Note	2018	2017
Cash flows from financing activities:
Capital stock increase	18	$22,563	$154,200
Non-controlling interest stock increase	18	—	115,000
Bank loan	12	(30,000)	(30,000)
Interest paid	22	(176,870)	(169,911)
Restricted cash		(2,646)	(8,637)
Repurchase of notes payable	11	—	(154,328)
Net cash used in financing activities		(186,953)	(93,676)

Net increase (decrease) in cash and cash equivalents		(129,776)	(244,076)

Cash and cash equivalents at the beginning of the year		585,271	837,608
Exchange gain in cash and cash equivalents		1,049	(8,261)

Cash and cash equivalents at the end of the year		$456,544	$585,271

The accompanying notes are an integral part of these consolidated financial statements, which were authorized by the undersigned officers for issuance on April 11, 2019.

Lauro Cantú Frías	Erik González Laureano
General Director	Financial Vice President

Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In thousands of Mexican pesos, except earnings per share data)

1.                            General Information

Maxcom Telecomunicaciones, S. A. B. de C. V. and subsidiaries (Maxcom, Compañía or Group) is a variable income stock Entity incorporated on February 28, 1996.  The Entity is engaged in the constructon and operation of a telecommunications public network to provide local, national long-distance and international telephone services, voice over IP services, data transfer services, internet, cable TV (until on june 2018) and private virtual network services, as other value-added services in Mexico. The Entity also offers telephone services as the operator of a virtual mobile network.   The Entity began operations on May 1999.

Further to the resolutions approved by the shareholders on September 13, 2007 Extraordinary and Ordinary General Stockholders’ meeting, and in light of the public share offer carried out by the Entity in Mexico, Maxcom became a variable income stock Entity (S. A. B. de C. V.).  The Entity’s series “A” shares [formerly Ordinary Certificates of Participation (OCP)] are quoted and traded on the Mexican Stock Exchange (BMV, by its acronym in Spanish).  The Entity is subject to the applicable provisions of the Corporations Law and to the stock regulations contained in the Mexican Securities Market laws, as well as to supervision by the National Banking and Securities Commission (CNBV, by its acronym in Spanish).  The Entity has complied with the entirety of its social by-laws in accordance with the Securities Market Law (LMV from Spanish) and the related provisions.

The Group’s direct and ultimate controlling entity is Maxcom Telecommunicaciones.  The Entity’s domicile is Guillermo González Camarena No. 2000, Col.  Santa Fe Centro, C. P. 01346, in Mexico City.

2.                            Relevant events

2018

Strengthening of the balance sheet

During the year 2018, the Entity carried out different strategic operations to strengthen the balance sheet. As detailed below, on April 2018 Maxcom signed a sales & leaseback contract that generated cash flows of $196,560 for the Entity. Furthermore, in the third quarter of 2018 the Entity renewed the connection use contract of the 23 GHz spectrum band for $185,000, please see Note 26c.

Furthermore, while Maxcom has suffered a substantial reduction in its revenue flows due the termination of the international traffic through its long-distance network, this reduction follows the Entity’s strategic decisions based on the low margin of this wholesale business unit (8.3%), as well from the uncertainty about the status of the refunds of recoverable balances of Value Added Tax (IVA) from the Tax Administration Service (SAT). This decision will remain in effect until there is a change in the SAT’s position on IVA refunds as a result of our involvement in this segment. For the year 2019 Maxcom is evaluating the possibility of taking part in the international traffic business from the US, with the alternative that the delivery will also be abroad, which would have no effect for IVA purposes.

In respect to bonds payable, in the last few months the Entity has been analyzing different refinancing options which will help create a competitive financial structure.

In terms of costs and expenses, Maxcom continues with its transformation process, generating significant efficiencies mainly in payrolls and rentals. However, apart from the aforementioned efforts, the Entity has enhanced a number of savings initiatives such as the consolidation of current sites and telephone exchanges, infrastructure, software contracts, and the resizing of central spending.

Additionally, the lease agreement for the optical channels and sale of optic fibers was signed during the first quarter of 2019, please see Note 27.

Pursuant to the foregoing, the Entity has no doubt that it will continue to operate as a going concern for the next 12 months.

Telecommunication towers sale

On April 6, 2018, the Entity entered into a “Purchase agreement of 72 telecommunication towers” in which it sells, transfers, give and delivers to the buyer all rights, titles and interests in the assets acquired.  The sales price was by $196,560 ($2,730 for each tower) plus the Value Added Tax (VAT), being paid on the date of signing the contract.  On the other hand, Maxcom registered a decrease in fixed assets by $35,689 and expenses for fees by $12,923; therefore, the net effect of the transaction for the Entity was a profit by $147,948.  Simultaneously, Maxcom entered into a master lease contract on said towers for a term of up to twenty years, the annual rent per tower will be by $300.

Merger of subsidiaries

In order to achieve savings and efficiencies in business administration, on January 16, 2018 through the Extraordinary General Shareholders’ Meeting, the Entity approved the merger of Maxcom Servicios Administrativos, S. A. de C. V., Corporativo Telecomunicaciones, S. A. de C. V. and Servicios MSF, S. A. de C. V. with Maxcom Telecomunicaciones, S. A. B. de C. V., as a result of this merger Maxcom Telecomunicaciones, S. A. B. de C. V. will subsist as a merging Entity and the aforementioned merged companies will be terminated.

Losses Offset

On January 16, 2018, through the Extraordinary General Meeting, the Entity approved to absorb the accumulated losses of previous years in the amount by $6,327,832, due to the decrease in share capital in its variable portion. In accordance with the accounting standard, the Entity register the effect at the end of 2018, because it was a subsequent event.

2017

Repurchase of notes

On April 25, 2017, the Entity announced a public offering (the “Public Offer”), to conduct purchases for a nominal $466.5 million or the equivalent of Dls.25 million (US dollars) of staggered bonds known as Step-up Senior Notes 2020, issued by Maxcom (the “Bonds”). On May 25, 2017, the Entity closed the public offering for the acquisition of the Bonds, accepting to purchase $ 244.5 million equivalent to Dls.13.1 million of the principal amount of the Bonds.

Those purchases were made at the average price of $1,105.11 (one thousand one hundred five pesos 11/100) per each Dls.100.00 (one hundred dollars 00/100), nominal value. After the cancellation takes effect, the amount outstanding of the Step-up Senior Notes 2020 will be $2,209 million (nominal).

The total amount paid for the aforementioned repurchases was $154,328, cancelling notes for $244,534, which resulted in $90,206 gain. See Note 11

3.                            Concessions, frequency rights and interconnection agreements:

Concessions

Maxcom has concessions that allow it to provide telecommunications services. Each of its telecommunications public network concessions has one or more specific exhibits describing the telecommunications services that Maxcom is authorized to render under each concession.

The concession titles held by Maxcom (Network, Point to Point, Point to Multipoint, Restricted TV) have different expiration dates and can be extended in the terms of those titles and of the provisions of Chapter VI of the Telecommunications and Broadcasting Law, in the same way the exclusive commercial concession, expected on 2048.

Local telephone

On December 20, 1996, the Department of Communications and Transportation (SCT, by its acronym in Spanish) granted Maxcom a nationwide concession to install and operate a telecommunications public network in Mexico, in order to supply local and long-distance telephone services. The initial term of the concession is 30 years.

The concession expressly allows the Entity to provide the following services, among others:

Basic local and long distance telephone:

•                                Basic domestic and international long-distance telephone.

•                                Sale or rent of network capacity to generate, transfer or receive signals, documents, images, voice, sounds or any other type of information.

•                                Purchase and lease of network capacity from other telecommunications service providers, including leasing of digital circuits.

•                                Sale of network capacity acquired from other concessionaires of telecommunications public networks.

•                                Sale or lease of network capacity to generate, transfer or receive signals, documents, images, voice, sounds or any other type of information.

•                                Purchase and lease of network capacity from other telecommunications and long-distance domestic and international service providers.

•                                Added value services.

•                                Operator services.

•                                Data, video, audio and videoconference services, except for cable TV or other types of restricted TV, continuous or digital audio services.

According to current legislation, Maxcom may freely establish rates for its end users, provided they are presented to the Federal Telecommunications Institute (IFT, by its acronym in Spanish). The concession binds the Entity to comply with a number of obligations, with which the Entity is currently in compliance.

Microwave transmission

Point to Point (Frequency rights)

On June 4, 1998, the SCT granted the Entity, seven domestic point-to-point microwave concessions for an initial term of 20 years.  Those concessions cover:

•                                Two frequency segments in the 15 GHz band, with a band width of 56 MHz.

•                                Three frequency segments in the 23 GHz band, with a band width of 56 MHz.

•                                Two frequency segments in the 23 GHz band, with a band width of 100 MHz.

Those concessions are for a period of 20 years.  The termination of the concessions was originally expected on June 3, 2018, however, the extend is being held with the IFT, the concessions still current and the current situation for the others concessionaries under the same concept.

According to current legislation, Maxcom may freely establish rates for its end users, provided they are presented to the IFT. The concession binds the Entity to comply with a number of obligations, with which the Entity is currently in compliance.

Point to Multipoint (Frequency rights)

The SCT granted the Entity three point-to-multiple point microwave regional concessions that cover telecommunications regions of 3, 5 and 8, which include different states in the North and Southeast of the Gulf of Mexico, at the 10.5 GHz frequency band with a 60 MHz width.  Those concessions, issued on April 1998, are for a 20-year period. Originally, the concessions forced the Entity to install a network and offer services to at least 30% of the population in each under concession region by the end of the second year after the concession was issued.

The termination of concessions for regions 3, 5 and 8 was originally scheduled for April 1, 2018; however, due the IFT determined not to extend the validity of these concession titles, in compliance with this resolution, the frequency bands have been cleared.

Exclusive commercial concession

On June 14, 2018, the IFT granted to the Entity an exclusive commercial concession to supply any type of public services of telecommunications and broadcasting with national coverage that is technically feasible to be borrowed. That concession is for a period of 30 years.

Virtual mobile network operations

Under the concession title issued in 1996, Maxcom is authorized to provide mobile local telephone services through the capacity acquired from other telecommunications public network concessionaires, which matter was confirmed by the IFT on January 17, 2007.

On June 15, 2016, Maxcom once again signed a Sale or Resale of Virtual Mobile Operator Services Agreement (MVNO) with Radiomóvil Dipsa, S. A. de C. V. (Telcel), for which purpose consideration is being given to launching a mobile prepayment arrangement under the MVNO.

On April 12, 2018, an application for a Exclusive Commercial Concession was submitted to the IFT in favor of Celmax Móvil, S. A. de C. V. (subsidiary of the Entity), to provide all kind of telecommunications services and broadcasting, that concession is for a period of 30 years, which will allow it to lend independently the mobile service as Mobile Virtual Operator.

Interconnection agreements

The Entity has signed interconnection agreements with other local telephone, long distance and mobile telephone companies and the end of short message (SMS). The Entity has signed different amending agreements to guarantee the continuity of the original agreements and set reciprocal rates in line with the rates of the telecommunications market, or otherwise apply the rates established by the IFT.

Annually, the IFT publishes the interconnection rates that shall be applied between the operators for the next year. With the implementation of the IFT’s Interconnection Request Electronic System, operators can open negotiations to determine interconnection rates; however, in the event that applicable rates cannot be agreed, the IFT must decide those rates based on the rates published previously to resolve interconnection disagreements, which rates have been markedly lower than those offered by us in normal circumstances, and which would have a negative effect on income from those services.

The Entity, at the same time, has interconnection agreements with the Preponderant Economic Agent (AEP, by its acronym in Spanish) for the fixed local calls termination service, which stipulates an asymmetrical lower tariff which is paid to the other operators. Nevertheless, upon January 1, 2019 the zero cost tariff will be removed, in accordance with the decision issued by the IFT, in compliance with the judgment issued by the Supreme Court of Justice of the Nation, which will generate an increase in our rates or a modification of the profit margin for the Entity.

The Entity also has interconnection agreements with Preponderant Economic Agent, for the local mobile services  (including termination of the local service in mobile users under the modality “El que llama paga” (Who calls, pays) and termination of short messages (SMS) in mobile users of the AEP, as January 1, 2018, the Entity began to pay tariffs to AEP, also due a judgment issued by the Supreme Court of Justice of the Nation, which generated an increase in our rates or a modification of the profit margin for the Entity.

4.                            Adoption of new and revised International Financial Reporting Standards

a.                            Application of new and revised International Financing Reporting Standards (“IFRSs” or “IAS”) that are mandatorily effective for the current year

In the current year, the Entity has applied a number of amendments to IFRSs issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for an accounting period that begins on or after January 1, 2018.

New and amended IFRS Standards that are effective for the current year

Impact of initial application of IFRS 9 Financial Instruments

In the current year, the Entity has applied IFRS 9 Financial Instruments (as revised on July 2014) and the related consequential amendments to other IFRS Standards that are effective for an annual period that begins on or after January, 1st 2018. The transition provisions of IFRS 9 allow an entity not to restate comparatives.

IFRS 9 introduced new requirements for:

1.                            The classification and measurement of financial assets and financial liabilities,

2.                            Impairment of financial assets, and

3.                            General hedge accounting

Details of these new requirements as well as their impact on the Entity’s consolidated financial statements are described below.

The Entity has applied IFRS 9 in accordance with the transition provisions set out in IFRS 9.

(a)                       Classification and measurement of financial assets

The date of initial application (i.e. the date on which the Entity has assessed its existing financial assets and financial liabilities in terms of the requirements of IFRS 9) on January 1st 2018.

All recognized financial assets that are within the scope of IFRS 9 are required to be measured subsequently at amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

(b)                       Impairment of financial assets

In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires the Entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

(c)                        Classification and measurement of financial liabilities

A significant change introduced by IFRS 9 in the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability designated as at fair value to profit or loss attributable to changes in the credit risk of the issuer

Specifically, IFRS 9 requires that the changes in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss, but are instead transferred to retained earnings when the financial liability is derecognized. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value to profit or loss was presented in profit or loss.

(d)                       General hedge accounting

The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about the Entity’s risk management activities have also been introduced.

In accordance with IFRS 9’s transition provisions for hedge accounting, the Entity has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application on January, 1st 2018. The Entity’s qualifying hedging relationships in place as at 1 January 2018 also qualify for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships. No rebalancing of any of the hedging relationships was necessary on January, 1st 2018. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment requirements.

(e)                        Disclosures in relation to the initial application of IFRS 9

There were no financial assets or financial liabilities which the Entity had previously designated as at fair value to profit or loss under IAS 39 that were subject to reclassification or which the Entity has elected to reclassify upon the application of IFRS 9. There were no financial assets or financial liabilities which the Entity has elected to designate as at fair value to profit or loss at the date of initial application of IFRS 9.

(f)                         Impact of initial application of IFRS 9 on financial performance

The tables below show the amount of adjustment for each financial statement line item affected by the application of IFRS 9 for the prior year.

Impact on profit,or loss for the year	As previously reported	IFRS 9 adjustments	As restated

Accounts receivable — Net	$253,674	$(30,008)	$223,666
Other taxes payable	(18,463)	4,791	(13,672)

Total effect on net assets		$(25,217)

Accrue loss	$(590,647)	(25,217)	$(615,864)

Total effect on equity		$(25,217)

The application of IFRS 9 has had no impact on the consolidated cash flows of the Entity

Impact of application of IFRS 15 Revenue from Contracts with Customers

In the current year, the Entity has applied IFRS 15 Revenue from Contracts with Customers
(as amended on April 2016) which is effective for an annual period that begins on or after January, 1st 2018. IFRS 15 introduced a 5 steps approach to revenue recognition. For more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Details of the new requirements as well as their impact on the Entity’s consolidated financial statements are described below.

The Entity has applied IFRS 15 in accordance with the fully retrospective transitional approach without using the practical expedients for completed contracts in this standar for the initial application, on January 1st, 2018. The Entity decided used the expedient in IFRS 15:C5(c) for all contracts modifications presented before the date of initial application.

IFRS 15 uses the terms ‘contract asset’ and ‘contract liability’ to describe what might more commonly be known as ‘accrued revenue’ and ‘deferred revenue’, however the Standard does not prohibit an entity from using alternative descriptions in the statement of financial position. The Entity has adopted the terminology used in IFRS 15 to describe such balances.

The Entity’s accounting policies for its revenue streams are disclosed in detail in note 5p below. Apart from providing more extensive disclosures for the Entity’s revenue transactions, the application of IFRS 15 has not had a significant impact on the financial position and/or financial performance of the Entity. This was concluded, after documenting such information, where the Entity identified if the recognition model used under IAS 18 differed from what is established in IFRS 15. It was determined that there is no significant difference between the standards.

New and revised IFRS Standards in issue but not yet effective

At the date of authorization of these financial statements, the Entity has not applied the following new and revised IFRS Standards that have been issued but are not yet effective

IFRS 16 Leases

IFRS for the 2015-2017 cycle Amendments to IFRS 3 Business combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Loan costs

Modifications to IAS 19 Labor Benefits Modification, reduction or liquidation of the plan IFRS 10 Consolidated Financial Statements and IAS 28 (modifications) Sale or contribution of assets between an investor and its associate or joint venture

IFRIC 23 Uncertainty over Income Tax Treatments

The directors do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Entity in future periods, except as noted below:

IFRS 16 Leases

General impact of application of IFRS 16 Leases

IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements for both lessors and lessees. IFRS 16 will supersede the current lease guidance including IAS 17 Leases and the related Interpretations when it becomes effective for accounting periods beginning on or after January, 1st  2019. The date of initial application of IFRS 16 for the Entity will be January, 1st 2019.

The Entity has chosen the retrospectively method with the cumulative effect of initially applying the Standard recognized at January 1st, 2019, in  accordance with IFRS 16. The Entity will not restate comparative information.

In contrast to lessee accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

Impact of the new definition of a lease

The Entity will make use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease. Accordingly, the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before on January, 1st 2019.

The change in definition of a lease mainly relates to the concept of control. IFRS 16 distinguishes between leases and service contracts on the basis of whether the use of an identified asset is controlled by the customer. Control is considered to exist if the lessee has:

•                                The right to obtain substantially all of the economic benefits from the use of an identified asset; and

•                                The right to direct the use of that asset.

The Entity will apply the definition of a lease and related guidance set out in IFRS 16 to all lease contracts entered into or modified on or after January, 1st 2019 (whether it is a lessor or a lessee in the lease contract). In preparation for the first-time application of IFRS 16, the Entity has carried out an implementation project. The project has shown that the new definition in IFRS 16 will not change significantly the scope of contracts that meet the definition of a lease for the Entity.

Impact on Lessee Accounting

Operating leases

IFRS 16 will change how the Entity accounts for leases previously classified as operating leases under IAS 17, which were off-balance sheet.

On initial application of IFRS 16, for all leases (except as noted below), the Entity will:

a)                           Recognize right-of-use assets and lease liabilities in the consolidated statement of financial position, initially measured at the present value of the future lease payments;

b)                           Recognize depreciation of right-of-use assets and interest on lease liabilities in the consolidated statement of profit or loss;

c)                            Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in the consolidated cash flow statement

Lease incentives (e.g. rent-free period) will be recognized as part of the measurement of the right-of-use assets and lease liabilities whereas under IAS 17 they resulted in the recognition of a lease liability incentive, amortized as a reduction of rental expenses on a straight-line basis.

Under IFRS 16, right-of-use assets will be tested for impairment in accordance with IAS 36 Impairment of Assets. This will replace the previous requirement to recognize a provision for onerous lease contracts.

For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), the Entity will opt to recognize a lease expense on a straight-line basis as permitted by IFRS 16.

The Entity has different leases as lessee of different assets; mainly telecommunications towers, sites, posts and equipment, office furniture and fixtures and land where the towers themselves are located.  Under current regulations, a significant portion of these agreement is classified as an operating lease, generally recording the respective payments by the straight line method over the lease term.

The Entity is currently estimating the impact of this new standard in such contracts. This analysis includes the estimate of the lease term, based on the non-cancelable period and the periods covered by the renewal options, which are discretionary for the Entity and considered reasonably accurate, and will largely depend on specific events and circumstances by class of assets. Furthermore, hypotheses are used to calculate the discount rate, which will mainly depend on the incremental financing rate for the estimated terms.

Apart from the above estimates, the standard allows for two transition methods: one retroactive for each comparative period presented, and another retroactively with the accumulated effect of the initial application of the standard, recognized on the date of the first application. The Entity has tentatively decided to adopt this second transition method, on which basis it would recognize the accumulated effect of the initial application of the new criteria as an adjustment to retained earnings in the first year of adoption of IFRS 16. Also, the new standard allows companies to choose specific practical solutions at the time of the first application, regarding the valuation of the asset, discount rate, impairment, leases which end within the 12 months after the first application, initial direct costs and lease term. The Entity is evaluating which of these practical solutions will be adopted in each case.

Given the different options available, and the complexity of the estimates and the number of contracts, the Entity has not yet completed the implementation process; consequently, at the current date it is impossible to make a reasonable estimate of the effect of applying this standard. Nevertheless, considering the volume of contracts involved, and the size of the payments committed for operating leases, the Entity estimates that the amendments introduced by IFRS 16 will have a significant impact on the Entity’s consolidated financial statements since the adoption date, including the recognition in the consolidated statement of financial position of the right of use assets and the respective obligations for the majority of the contracts which under current regulations are classified as operating leases. By the same token, the payments of the right to use the assets and the recognition of interest on the leasing obligation will replace a significant part of the amount recognized in the profit and loss account as an operating lease expense under current regulations. Furthermore, the classification of the lease payments in the statement of cash flows will be affected by the introduction of this new regulation.

Impact on Lessor Accounting

Under IFRS 16, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. However, IFRS 16 has changed and expanded the disclosures required, in particular regarding how a lessor manages the risks arising from its residual interest in leased assets.

Under IFRS 16, an intermediate lessor accounts for the head lease and the sublease as two separate contracts. The intermediate lessor is required to classify the sublease as a finance or operating lease by reference to the right-of-use asset arising from the head lease (and not by reference to the underlying asset as was the case under IAS 17).

Because of this change the Entity will reclassify certain of its sublease agreements as finance leases. As required by IFRS 9, an allowance for expected credit losses will be recognized on the finance lease receivables. The leased assets will be derecognized and finance lease asset receivables recognized. This change in accounting will change the timing of recognition of the related revenue (recognized in finance income).

Annual Improvements to IFRS Standards 2015—2017 Cycle Amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes and IAS 23 Borrowing Costs

IAS 23 Borrowing Costs

The Annual Improvements include amendments to four Standards.

IAS 12 Income Taxes

The amendments clarify that an entity should recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized the transactions that generated the distributable profits. This is the case irrespective of whether different tax rates apply to distributed and undistributed profits.

IAS 23 Borrowing Costs

The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalization rate on general borrowings.

IFRS 3 Business Combinations

The amendments to IFRS 3 clarify that when an entity obtains control of a business that is a joint operation, the entity applies the requirements for a business combination achieved in stages, including remeasuring its previously held interest (PHI) in the joint operation at fair value. The PHI to be remeasured includes any unrecognized assets, liabilities and goodwill relating to the joint operation.

IFRS 11 Joint Arrangements

The amendments to IFRS 11 clarify that when a party that participates in, but does not have joint control of, a joint operation that is a business obtains joint control of such a joint operation, the entity does not remeasure its PHI in the joint operation.

All the amendments are effective for annual periods beginning on or after 1 January 2019 and generally require prospective application. Earlier application is permitted.

The directors of the Entity do not anticipate that the application of the amendments in the future will have an impact on the Entity’s consolidated financial statements.

Amendments to IAS 19 Employee Benefits Plan Amendment, Curtailment or Settlement

The amendments clarify that the past service cost (or of the gain or loss on settlement) is calculated by measuring the defined benefit liability (asset) using updated assumptions and comparing benefits offered and plan assets before and after the plan amendment (or curtailment or settlement) but ignoring the effect of the asset ceiling (that may arise when the defined benefit plan is in a surplus position). IAS 19 is now clear that the change in the effect of the asset ceiling that may result from the plan amendment (or curtailment or settlement) is determined in a second step and is recognized in the normal manner in other comprehensive income.

The paragraphs that relate to measuring the current service cost and the net interest on the net defined benefit liability (asset) have also been amended. An entity will now be required to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. In the case of the net interest, the amendments make it clear that for the period post plan amendment, the net interest is calculated by multiplying the net defined benefit liability (asset) as remeasured under IAS 19.99 with the discount rate used in the remeasurement (also taking into account the effect of contributions and benefit payments on the net defined benefit liability (asset)).

The amendments are applied prospectively. They apply only to plan amendments, curtailments or settlements that occur on or after the beginning of the annual period in which the amendments to IAS 19 are first applied. The amendments to IAS 19 must be applied to annual periods beginning on or after January, 1st 2019, but they can be applied earlier if an entity elects to do so.

The directors of the Entity do not anticipate that the application of the amendments in the future will have an impact on the Entity’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements and IAS 28 (amendments)

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognized in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture.

The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. The directors of the Entity anticipate that the application of these amendments may have an impact on the Entity’s consolidated financial statements in future periods should such transactions arise.

The directors of the Entity do not anticipate that the application of the amendments in the future will have an impact on the Entity’s consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to:

•                                Determine whether uncertain tax positions are assessed separately or as an entity; and

•                                Assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings:

•                                If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings.

•                                If no, the entity should reflect the effect of uncertainty in determining its accounting tax position.

The Interpretation is effective for annual periods beginning on or after January, 1st 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively.

The directors of the Entity do not anticipate that the application of the amendments in the future will have an impact on the Entity’s consolidated financial statements.

5.                            Significant accounting polices

The consolidated financial statements have been prepared in accordance with IFRS issued by the International Accounting Standards Board.

a.                            Explanation for translation into English

The accompanying financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of Mexican Financial Reporting Standards (“MFRS”), which are comprised of accounting standards that are individually referred to as International Financial Reporting Standards (IFRSs).  Certain accounting practices applied by the Entity that conform with MFRS may not conform with accounting principles generally accepted in the country of use.

b.                            Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards released (IFRS) and the International Accounting Standards Board.

c.                             Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain properties and financial instruments that are measured at revalued amounts or fair values at the end of each reporting period, as explained in the accounting policies below.

d.                            Basis for consolidation financial statements

i.                               Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group is considered to control an entity when it is exposed, or has rights, to variable yields due to its involvement in the entity and it has the capacity to affect such yields through its power over the entity.  Subsidiaries are consolidated in full as from the date on which control is transferred to the Group. They are deconsolidated from the time that control ceases to exist.

ii.                           Deleted transaction in consolidation

In interEntity transactions, the balances and the unrealized profits involved in transactions between companies of Maxcom are eliminated.  Unrealized losses are also eliminated.  When so required, the amounts reported by the subsidiaries are adjusted to meet Maxcom’s accounting policies.

The consolidated financial statements include the accounts of Maxcom and of the subsidiaries that it controls and in which it holds almost 100% of the voting shares:

Subsidiary	2018 and 2017%	Operations	Country

Asesores Telcoop, S. A. de C. V. (i)	99.9	Business advisory services	Mexico
Celmax Móvil, S. A. de C. V.	51,0	Telecommunications services	Mexico
Fundación Maxcom, A. C. (i)	99.9	Entity authorized to receive donations	Mexico
Maxcom SF, S. A. de C. V.	99.9	Financial services	Mexico
Maxcom TV, S. A. de C. V. (i)	99.9	Cable TV services	Mexico
Maxcom USA, Inc. (i)	100.0	International telecommunications services	US
Outsourcing Operadora de Personal, S. A. de C. V.	99.9	Technical personnel services	Mexico
Sierra Comunicaciones Globales, S. A. de C. V.	99.9	Leasing of infrastructure	Mexico
Sierra USA Communications, Inc. (i)	100.0	International telecommunications services	US
TECBTC Estrategias de Promoción, S. A. de C. V.	99.9	Technical personnel services	Mexico
Telereunión, S. A. de C. V.	99.9	Long distance and infrastructure leasing services	Mexico
Telscape de México, S. A. de C. V.	99.9	Real estate services	Mexico

(i)                         These companies are non-operational.

e.                             Foreign currency conversion

i.                                Functional currency and reporting currency

The items included in the financial statements of each of the Entity’s entities are stated in the currency of the primary economic environment in which the entity operates (functional currency).  The consolidated financial statements are presented in Mexican pesos, which is the Entity’s reporting currency.  All financial information presented in pesos has been rounded off to the nearest thousand, unless otherwise specified.

ii.                             Transactions and balances

Operations carried out in a foreign currency are converted to the functional currency using the exchange rates in effect at the transaction date or the exchange rate in effect at the valuation date when items are revalued. Gains and losses from exchange rate fluctuations that arise either due to the settlement of those operations or to the conversion of monetary assets and liabilities expressed in a foreign currency at the exchange rates in effect at the year-end closing are recognized in the statement of income, except when it is necessary to include them in Other Comprehensive Income (OCI), as in the case of transactions qualifying as cash flow hedges and net investment hedges.

Gains and losses from exchange rate fluctuations associated to loans, cash and cash equivalents are shown in the statement of income under “Financial costs and income”.

f.                              Financial instruments

i.                                Financial assets

The Entity initially recognizes the loans and accounts receivable on the date on which they originate. Any other financial services (including assets expressed at fair value through profit or loss) are initially recorded at the date that hedging is contracted or negotiated, which is the date on which the Entity becomes part of the contractual provisions of the instrument.

The Entity eliminates a financial asset when the contractual rights to cash flows provided by the asset expire, or when it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which all risks and benefits from ownership of the financial asset are substantially transferred. Any interest in the financial assets transferred created or conserved by the Entity is recognized as an asset or liability separately.

The Entity classifies its non-derivative financial assets in the following categories: loans and accounts receivable.  Said classification depends on the purpose for which those financial assets were acquired.  Management determines the classification of its financial assets at the date of their initial recognition.

Cash and cash equivalents

The cash and cash equivalents caption of the consolidated statement of cash flows includes cash on hand, bank deposits on demand and other highly-liquid short-term investments with original maturities of three months or less, all subject to immaterial risk of change in value.

Cash equivalents are mainly represented by investments in government instruments.

Restricted cash

Cash whose restrictions result in non-compliance with the definition of cash and cash equivalents described above are shown in a separate caption in the statement of financial position and is excluded from cash and cash equivalents in the statement of cash flows.

Loans and accounts receivable

The Entity has segmented their accounts receivable commercial, wholesale and resitential.

Loans and accounts receivable are financial assets with fixed or determinable payments that are not traded in a deep market.  Said assets are initially recognized at fair value, plus costs directly attributable to the transaction.  After their initial recognition, loans and accounts receivable are measured at their amortized cost by the effective interest method, less impairment losses.  Accounts receivable are amounts owed by clients for services rendered or merchandise sold in the regular course of business.

Assets in this category are classified as current assets, except if they are expected to be collected in the year following the closing date, in which case, they are classified as non-current.  Loans and accounts receivable are shown in the following captions of the statement of financial position: “Accounts receivable”, “Other accounts receivable” and “Cash and cash equivalents”. See Notes 7 and 8.

Financial assets carried at fair value through profit or loss.

Those assets are acquired to be traded, i.e., sold over the short term.  Derivative financial instruments are classified in that category, except when they are designated for hedge purposes.  This type of assets are classified as current assets if they are expected to be realized in a 12-month period; otherwise, they are classified as non-current.

ii.                             Financial liabilities

Accounts payable

Accounts payable are obligations for the purchase of goods or services acquired in the normal course of Entity operations.  When said obligations are expected to be paid in a period of one year or less as of the closing date (or the regular cycle of operations when said cycle exceeds that period), they are shown as current liabilities.  Otherwise, they are shown as non-current liabilities.  Accounts payable are initially recorded at fair value.

Loans

Loans are initially recognized at fair value, net of transaction costs incurred.  Loans are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the loans by the effective interest method.

Cost of loans

The cost of specific loans directly attributable to the acquisition, construction or production of rated assets, i.e., assets that require a substantial period of time to be ready for their expected use, is added to the cost of those assets until the time the assets are substantially ready for use.

All other interest costs are accounted for as expenses for the period in which they are incurred.

g.                             Capital stock

Ordinary shares

Common shares are shown under stockholders’ equity.  Incremental costs directly attributable to the issue of new shares or options are shown in stockholders’ equity as a deduction of the amount received, net of income taxes.

When capital stock recognized as stockholders’ equity is repurchased, the consideration paid, which includes directly attributable costs, net of tax effects, is recognized as a stockholders’ equity reduction.  Repurchased stock is classified as treasury stock and is shown in the reserve for repurchase of shares.  Treasury stock is sold or subsequently reissued; the amount received is recognized as an increase in capital and the resulting surplus or deficit is shown as capital premium.

h.                            Derivative financial instruments

The Entity uses cross currency swaps to manage its exposure to the risk of volatility in its interest rates and exchange rates. Note 15 includes a more thorough explanation of derivative financial instruments.

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset whereas a derivative with a negative fair value is recognized as a financial liability. Derivatives are not offset in the financial statements unless the Entity has both legal right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Embedded derivatives

An embedded derivative is a component of a hybrid contract that also includes a non-derivative host — with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.

Derivatives embedded in hybrid contracts with a financial asset host within the scope of IFRS 9 are not separated. The entire hybrid contract is classified and subsequently measured as either amortized cost or fair value as appropriate.

Derivatives embedded in hybrid contracts with hosts that are not financial assets within the scope of IFRS 9 (e.g. financial liabilities) are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

If the hybrid contract is a quoted financial liability, instead of separating the embedded derivative, the Entity generally designates the whole hybrid contract at FVTPL.

An embedded derivative is presented as a non-current asset or non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative relates is more than 12 months and is not expected to be realized or settled within 12 months.

Hedge accounting

The Entity designates certain instruments as hedges, which include derivatives, embedded derivatives and non-derivative instruments for foreign currency risk, either as fair value hedges, cash flow hedges, or hedges of the net investment in a foreign transaction.  Foreign currency risk hedging of a firm commitment is accounted for as a cash flow hedge.

At the outset of the hedge, the Entity documents the relationship between hedge instruments and the items hedged, as well as the risk management objectives and the strategy to conduct hedge operations.  Additionally, at the outset of the hedge and afterwards on a continuous basis, the Entity documents whether the hedge instrument is highly effective to offset its exposure to changes in fair value or changes in the cash flows of the hedged item.

•                                there is an economic relationship between the hedged item and the hedging instrument;

•                                the effect of credit risk does not dominate the value changes that result from that economic relationship; and

•                                the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Entity actually hedges and the quantity of the hedging instrument that the Entity actually uses to hedge that quantity of hedged item.

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the Entity adjusts the hedge ratio of the hedging relationship (i.e. rebalances the hedge) so that it meets the qualifying criteria again.

Note 15 includes details on the fair value of derivative financial instruments used for hedge purposes.

Fair value hedges

The fair value change on qualifying hedging instruments is recognized in profit or loss except when the hedging instrument hedges an equity instrument designated at FVTOCI in which case it is recognized in other comprehensive income.

The carrying amount of a hedged item not already measured at fair value is adjusted for the fair value change attributable to the hedged risk with a corresponding entry in profit or loss. For debt instruments measured at FVTOCI, the carrying amount is not adjusted as it is already at fair value, but the hedging gain or loss is recognized in profit or loss instead of other comprehensive income. When the hedged item is an equity instrument designated at FVTOCI, the hedging gain or loss remains in other comprehensive income to match that of the hedging instrument.

Where hedging gains or losses are recognized in profit or loss, they are recognized in the same line as the hedged item.

The Entity discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria (after rebalancing, if applicable). This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

Cash flow coverage

The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘other gains and losses’ line item.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are removed from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. This transfer does not affect other comprehensive income. Furthermore, if the Entity expects that some or all of the loss accumulated in the cash flow hedging reserve will not be recovered in the future, that amount is immediately reclassified to profit or loss.

The Entity discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria (after rebalancing, if applicable). This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognized in other comprehensive income and accumulated in cash flow hedge reserve at that time remains in equity and is reclassified to profit or loss when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in cash flow hedge reserve is reclassified immediately to profit or loss.

Hedges of a net investment in  foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the foreign currency forward contracts relating to the effective portion of the hedge is recognized in other comprehensive income and accumulated in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘other gains and losses’ line item.

Gains and losses on the hedging instrument accumulated in the foreign currency translation reserve are reclassified to profit or loss on the disposal or partial disposal of the foreign operation

i.                                Inventories

Inventories consist of the material used to install telephone lines and the expansion of networks, and are measured at what is lower between the cost and the net realization value. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

The net realizable value is the estimated sale price in the normal course of operations, less applicable selling expenses.

j.                               Telecommunications network systems and equipment - Net

i.                                Recognition and measurement

Items of telecommunications network equipment and systems are measured at cost, less accrued depreciation and the accumulated loss for impairment.

The cost includes expenses directly attributable to the asset acquisition.  The Entity constructs part of its own network systems as the related installations.  The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable costs necessary to get the assets in working condition for the intended use, and the costs of loans for ratable assets.

When the components of telecommunications network systems and equipment have different useful lives, they are accounted for as separate items (major components) of telecommunications network systems and equipment.

The gain or loss on the sale of a component of telecommunications network systems and equipment is determined by comparing the income arising from the sale against the book value of said systems and equipment.

Maintenance and minor repair costs are charged to income as they are incurred; replacement and improvement costs are capitalized.  The cost and reserves of assets sold or disposed of are eliminated from the accounts and any resulting profit or loss is reflected in consolidated statement of comprehensive income in “Other income and expenses”.

All installation costs are capitalized.  The useful life of installation costs of the residential line is five years, as that is our clients’ average life.  Capitalized installation costs are recorded as an expense upon termination of the client relationship.  No installation costs are charged to our clients, and instead they are capitalized and amortized on a linear basis over a five-year period.

ii.                             Subsequent costs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Entity and the cost of the item can be measured reliably.

The book value of replaced components is canceled.  The remaining repairs and maintenance work are recorded in the statement of comprehensive income over the period in which they are incurred, including costs related to daily maintenance of systems and equipment.

iii.                          Depreciation

Depreciation is based on the cost of an asset, less its residual value.

Depreciation is recognized applying the straight-line method, in order to distribute the cost over the estimated useful life of each component of telecommunications network systems and equipment.  Leased assets and leasehold improvements are depreciated at the lower of the lease term and their useful lives, unless it is reasonably certain that the Entity will obtain ownership before the lease term expires.  Land is not being depreciated.

The estimated useful lives for current and comparative periods are as follows:

Years

Telecommunications network and equipment	Between 23 and 24
Leasehold improvements and external plant	Between 2 and 20
Radio equipment	30
Cost of line installation	5
Electronic equipment	25
Computer equipment	5
Transportation equipment	4
Office furniture	10
Other	10
Engineering equipment	10

The depreciation methods, useful lives and residual values are reviewed on each the annual reporting dates and are adjusted accordingly.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

When the book value of an asset exceeds its estimated recoverable value, an impairment loss is recorded to reduce the book value to recoverable value.  See Note 9.

k.                            Investment properties

Investment properties comprised are a land and a building owned by the Entity, whose are held to obtain income from operating lease contracts, and are not being used by the companies of the group. Investment properties are recorded in the consolidated statement of financial position at acquisition cost.

The land is not depreciated.  Depreciation of the remaining items of investment property is calculated by the straight-line method, which is applied to the cost of the asset without including its residual value and considering its estimated useful life.

l.                                Intangible assets

Intangible assets acquired by the Entity have defined useful lifes and are measured at cost less accumulated amortization and impairment losses.

As mentioned in Note 3, the SCT assigned the Entity a cost-free concession to install and operate a telecommunications public network for a 30 years period.  The concession as the related assignment, were initially recognized at nominal value; therefore, there is no recorded value for financial reporting purposes, instead, they are merely disclosed in a note to these consolidated financial statements.

Frequency rights assets are recognized at acquisition cost:

i.                                Subsequent expenses

Subsequent expenses are capitalized as part of that item or a separate item, as appropriate, only when they are likely to generate future economic benefits for the Entity and the related expense can be reliably measured.  The book value of replaced components is canceled.  Expenses are charged to the statement of comprehensive income in the period in which they are incurred.

ii.                            Amortization

Amortization is based on the cost of an asset, less its residual value.  Amortization is recognized in profit and loss by the straight-line method over the estimated useful lives of the intangible assets, as from the date on which they are available for use.  The estimated useful lives for the current and comparative periods are as follows:

Years

Infrastructure rights	30 and 15
Software licenses	3.3
Frequency rights	20*

*                               Frequency rights are amortized over their respective terms.

The amortization methods, useful lives and residual values are reviewed at each period-closing and are adjusted accordingly.

m.                        Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

•                               The Entity as lessor

Amounts due from lessees under finance leases are recognized as receivables at the amount of the Entity’s net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Entity’s net investment outstanding in respect of the leases.

•                               The Entity as lessee

Assets held under finance leases are initially recognized as assets of the Entity at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Entity’s general policy on borrowing costs. Contingent rentals are recognized as expenses in the periods in which they are incurred.

n.                            Impairment of financial assets

i.                               Assets valued at amortized cost

At the end of each year, the Entity determines whether or not there is any objective evidence of impairment in each financial asset or group of financial assets.  An impairment loss is recognized if there is objective evidence of impairment as a result of one or more events occurring after initial recognition of the asset, provided that effect of the loss event can be reliably calculated based on estimated future cash flows derived from the financial asset or group of financial assets.

Evidence of impairment can include indication that the debtors or group of debtors are undergoing significant financial difficulties, they are experiencing lack of payment or delays in the payment of interest or principal, there is the probability of filing for bankruptcy or they are going through a financial reorganization, as well as when the observable data indicates that there is a measurable decrease in future estimated cash flows, such as changes in the economic conditions associated to the lack of payment.

Accounts receivable

IFRS 9 replaces the “incurred loss” model under IAS 39 with an “expected credit loss” model (PCE). The new impairment model applies to financial assets measured at amortized cost, the contract assets and the debt investments at VRCORI, but not to investments in equity instruments.

Under IFRS 9, the provisions for losses will be measured by using one of the following bases:

General Model - Is recognized in three stages which reflect the potential variance in the credit status of the assets, bearing in mind the significant increase in the credit risk, as well as objective evidence of impairment.

Simplified Model - The expected loss over the life of the instrument is recognized if it contains a significant financing component, instead of the three stages.

The measurement of the PCE during its life applies if the credit risk of a financial asset at the presentation date has significantly increased as of the initial recognition and the measurement of the expected credit losses for 12 months applies if this risk has not increased. The Entity may determine that the credit risk of a financial asset has not significantly increased if the asset has a low credit risk at the presentation date. Nevertheless, the measurement of expected credit losses during their life always applies for commercial accounts receivable and contract assets without a significant financing component. The Entity has elected to apply this policy for the commercial accounts receivable and contract assets with a significant financing component.

The Entity always measures the estimates of losses on accounts receivable for an amount equal to that of the expected credit losses during their life. The Entity also considers reasonable and sustainable information which is relevant and is available without undue costs or efforts. This includes quantitative and qualitative information and analyses based on the Entity’s historical experience and an informed credit assessment, including that related to the future.

Measurement of expected credit losses-

The expected credit losses are the result of multiplying an amount of exposure by a probability of default and a loss given default.

The expected credit losses are not discounted using the effective interest rate of the financial asset, because generally the accounts receivable are short-term and do not collect interest. Be advised that the maximum term considered when estimating expected credit losses is the maximum contractual term for which the Entitny is exposed

Financial assets with credit impairment

The Entity considers there is evidence that a financial asset has credit impairment when it includes the following observable data:

•                                Significant financial difficulties observed in the groups with high delinquency rates (210 days);

•                                Several terms of nonpayment and delinquency identified for more than 360 days.

The loss estimates for financial assets measured at amortized cost are deducted from the gross book amount of the assets. Whereas, in the case of debt instruments at fair value through other comprehensive income or loss, the loss estimate is charged to results and is recognized in other comprehensive income or loss.

Punishment

The gross book amount of a financial asset is written off (partially or totally) when there is no realistic possibility of recovery. This is generally the case when the Entity has exhausted all internal and external collection options, and has determined that the written off debts cannot be recovered. Nevertheless, financial assets that are written off could have been subject to legal action for purposes of compliance with the Entity’s established procedures for recovering debts.

To obtain an explanation of how the Entity estimated the impact of the value impairment under IFRS 9, where the credit losses are recognized before under IAS 39, please see Note 4B.

Credit risk

Credit risk is the risk that one of the counterparties of the financial instrument will cause a financial loss to the other Entity by not fulfilling an obligation. The Entity is subject to credit risk mainly for the financial instruments referenced to cash and temporary investments, loans and accounts receivable and financial derivatives. To minimize credit risk in cash, temporary investments and financial derivatives, the Entity only becomes involved with solvent counterparties and always obtains sufficient sureties.

To manage credit risk, for commercial and significant receivables the Entity considers that the risk is limited. The Entity provisions an allowance for bad debts under the expected losses model in compliance with IFRS 9.

ii.                            Non-financial assets

Telecommunications network equipment and systems and intangible assets subject to depreciation and amortization, respectively, are reviewed for impairment when events or changes in the circumstances indicate that the book value may not be recoverable.

An impairment loss is recognized as the difference between the book value of an asset over its recoverable value. The recoverable value is the higher of the fair value less the disposal cost and the use value. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent treasury cash inflows (cash-generating units or CGUs). Previous changes in non-financial assets are reviewed for possible reversal at each reporting date.

When an impairment loss is reversed, the value of the asset or the respective CGU is increased, without exceeding the book value that would have been determined had said loss not been recorded in prior periods.  Reversal of impairment losses is immediately recorded in the statement of income.

o.                            Employee benefits

i.                               Seniority premium

A seniority premium is recognized as a defined benefit plan.  Such plans establish the amount of benefits expected to be received by an employee upon voluntary retirement after at least 15 years of service; in the case of dismissal, death or disability, the benefit depends on one or more factors, such as the employee’s age, years of service and compensation.

The liability recognized in the statement of financial position for defined benefit plans is the present value of the obligation for defined benefits at the date of the statement of financial position, less the fair value of the plan’s assets. Obligations for defined benefits are calculated annually by independent actuaries using the projected unit cost method. The present value of defined benefit obligations is determined by discounting estimated future cash flows using the interest rates for government bonds, or the rates for top credit rating corporate bonds in countries in which there is a market for those bonds, such as the US, that are denominated in the same currency as that in which the benefits are to be paid, and that have maturities that approximate the maturities of the pension obligation.

The cost of present services under the defined benefit plan is recognized in the statement of income as an employee-benefit expense, unless it is included in the cost of an asset, and reflects the increase in the defined benefit obligation stemming from the employee’s service during the year, changes in the benefit and severance payments.

The cost of past services is recognized immediately in income.

The net interest cost is calculated applying the discount rates to the net balance of the defined benefit obligation and the fair value of plan assets.  This cost is included in the employee benefit expense in the statement of income.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

ii.                            Termination benefits

Termination benefits are payable when the employment relationship concludes before the regular retirement date or when an employee voluntarily accepts termination in exchange for those benefits.  The Entity recognizes termination benefits at the earliest of the following dates: a) when it is committed to end the employment relationship of an employee further to a detailed formal plan without the possibility to elude its obligation and b) when it recognizes restructuring costs as per the provisions of International Accounting Standard (IAS) 37 and that involves the payment of termination benefits. In the event of an offer that encourages an employee’s resignation, termination benefits are valued based on the number of employees expected to accept the offer. Benefits expiring 12 months after the reporting date are discounted at their present value.

iii.                         Profit-sharing and bonus plans

The Entity recognizes a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Entity’s shareholders after certain adjustments.  The Entity recognizes a provision when it is contractually obligated or when there is a past practice that generates an assumed obligation.

p.                            Provisions

Provisions are recognized when the Entity has a legal obligation, present or constructive, as a result of past events, that is likely to require the use of cash flows to settle the obligation and the amount thereof can be reliably estimated.

When there are similar obligations, the probability of requiring cash outflows to cover those obligations is determined considering the type of obligation as a whole. The provision is recorded even when the likelihood of cash outflows to cover a specific item included in the same type of obligations is very small.

Provisions are recognized at the present value of the disbursements expected to be required to cancel the obligation using a pre-tax rate that reflects current market conditions with respect to the value of money over time and of the specific risks of said obligation.

q.                            Revenue Recognition

The Entity recognizes revenue when (or as) each of the performance obligations is completely satisfied, which takes place when the services have been rendered and/or control over the goods has been transferred.

As already noted, revenues are recognized in the accounting period in which the services are rendered. Consequently, at the close of each year, because the Entity has different invoice cycles, it determines the portion of the services that has not invoice but had been rendered in December, based on the traffic and type of service for each period, as on the specific terms of each contract.

Revenues from the transmission capacity sale across a fiber optic ring are recognized on a straight line basis over the lease term. The selling price contracted is mainly paid in advance and the revenues are recognized as long-term deferred revenues in other accounts payable and other short-term accounts payable, respectively, in the consolidated statement of financial position.

The entity offer telecommunications serviced based on the different market types, divided on:  commercial, residential, wholesaler, and other services.

The Entity recognizes revenue from the following major sources:

•                                Data and fixed telephony, and up to June 2018, television. The Entity has different commercial offerings, mainly based on the combination of broadband and traffic handled. The Entity recognizes revenue for these concepts month to month for mont that the Entity has right to invoice The contract terms are between one to three years, with a renovation option.

•                                Backbone and frequencies. Revenues are evaluated under the consideration which the Entity expects to receive for a contract with a customer The Entity records as deferred revenue for the total contract value at the beginning, and such revenues are carried on a straight line basis to results over the contract term.

•                                Connections. Revenues are evaluated in consideration to which the Entity expects to have a contract with a client. The Entity recognizes revenue at the fixed amount established with the contract term.

•                                Collocations. The Entity records an income for the fixed monthly amount agreed with the client during the life of the contract for the co-location services.

•                                Powersale. The Entity realize equipment or infrastructures sales related to the client’s needs. The performance obligation will depend of the telecommunication services established in the contract. Revenues from services are assessed under the consideration which the Entity expects to receive. The Entity recognizes revenues for the equipment sales over time at the amount which the Entity has the right to invoice.

•                                SAVI is the IP voice management service which can be attributed for equipment, licenses, etc. These services are rendered with a third party. The Entity renders services to the customer using the third’s party technological infrastructure. Such revenues are evaluated in the consideration which the Entity expects to receive. The Entity recognizes revenue month by month, at the amount which it has the right to invoice.

•                                OTC The Entity takes part as intermediary in these OTC transactions; therefore, it recognizes revenue for the commissions generated in the course of the transaction.

The Entity acts as an agent in these transactions

•                                MVNO and MVNA. (Mobile Virtual Network Operator). A MVNO renders mobile services to its customers. MVNO and MVNA services are rendered according to the requirements and needs established with each customer. Revenues are assessed in the consideration which the Entity expects to receive under a contract with a customer. The Entity recognizes revenue at the amount it has the right to invoice.

The Entity has decided to use the practical expedient in IFRS 15: C5 (d) of not disclosing the remnant of the contracts which recognizes revenue at the amount it has the right to invoice.

r.                               Financing income and financing costs

Financing income includes income from interest accrued on investment funds and fair value gains on financial assets recorded at fair value through of statement of comprehensive income.  Interest income is applied to income as it is earned, using the effective interest method.

Financing costs include interest on loans, reversals of discounts on provisions, and fair value losses over financial assets recorded at fair value through of statement of comprehensive income.

Costs of loans not directly attributable to the acquisition, construction or production of a ratable asset are recognized in profit or loss by the effective interest method.

s.                              Deferred and payable income taxes

The income tax expense for the period includes incurred and deferred income taxes.  The tax is recognized in the statement of income, except when it relates to items recognized under other comprehensive income or directly in stockholders’ equity.

The charge for income tax payable is calculated as per the tax laws approved or substantially approved at the balance sheet date, in the countries in which the Entity and its subsidiaries operate and generate a tax base.  Management periodically evaluates the position assumed with respect to tax declared as they relate to situations in which the tax laws are subject to interpretation.  When applicable, the Entity records provisions for amounts it expects to pay over to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill.  Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

A deferred income tax asset is only recognized to the extent future tax benefits are likely to be obtained against which temporary difference liabilities can be used.

The deferred income asset and liabilities, compensate when exist a legal right for compensate the deferred income asset and liabilities and when the balance of deferred income have the same authority tribute. The income tax assets and the deferred tax are compensate when the Entity have a legal right and have the intention to pay off on a net basis, or to realize the asset and settle the liability, simultaneously.

A deferred income tax asset is recognized on deductible temporary differences only to the extent that it is probable the temporary differences will reverse in the future and there is sufficient taxable income available against which the temporary differences can be offset.

The carrying amount of a deferred tax asset must be reviewed at the end of each reporting period and reduced to the extent that it is considered probable that there will not be sufficient taxable profits to allow full recovery or part of the asset.

Deferred tax is recognized in income, except to the extent that it relates to items recognized in OCI or directly in the capital.  In this case, the tax is also recognized in OCI or directly in the capital, respectively.

t.                               Earnings per share

i.                               Basic

The basic profit per share is calculated by dividing the profit attributable to Entity stockholders by the weighted average of common shares outstanding in the accounting period, excluding common shares acquired by the Entity and held as treasury shares.  See Note 19.

ii.                            Diluted shares

Profits on diluted shares are determined adjusting the profit or loss attributable to the shareholders and the weighted average number of common shares outstanding, adjusted by the number of own shares, to reflect the effects of all possible dilutive common shares, which includes share options granted to employees.

Basic earnings are the same as diluted earnings due to the fact that there are no transactions that could potentially dilute earnings.

u.                            Information by segments.

An operating segment is a Entity component that carries out business activities that can potentially generate income and expenses; this includes income and expenses related to operations conducted with any of the other Entity components, which are periodically reviewed by the Entity’s General Director in order to make decisions about the resources to be assigned to the segment and assess its performance, for which purpose there is specific financial information available.

The Entity has determined that it has only one operating segment: telecommunications. The segment offers different products to its clients based on the type of market, which are divided as follows: commercial, residential, wholesaler, public telephone and other services.  The financial information reviewed by the person charged with making operating decisions includes income per market; however, operating expenses and assets are reported for the entire operating unit. The Entity also divided its operating segment into the following geographic areas: Metropolitan, Central-Southern and Northern (all within the Mexican territory).

v.                            Share-based compensation

The fair value of share-based payments is calculated considering that at the Grant Date those shares were acquired to comply with obligations to the employees.  According to IFRS 2 “Share-based payments”, the resulting cost is recorded as personnel expenses in the statement of income over the period of the respective concession.  That book entry is modified to consider changes in the number of equity instruments expected to be granted as a result of changes in the projected yields.

w.                          Repurchase of Notes

In the event of changes in indebtedness, the Entity analyses whether changes are substantial and result in the extinction of the debt and recognition of a new debt, or whether changes are not substantial, in which case it records them as a renegotiation of the original debt. In the case of extinction or renegotiation of debt, transaction costs are given a different treatment. Costs incurred due to the extinction of the debt are recorded in income for the period; if they relate to a renegotiation they are accounted for on prospective bases. Any gains or losses on repurchase of notes arising from the difference between the par value and the value paid are recorded in financial costs.

x.                            Non-recurring items

Non-recurring items are significant income or expenses that have been disclosed separately due to their relevance, or to provide better information on the Entity’s financial performance.

Those items are disclosed in the consolidated statement of income and in Note 21. Non-recurring items arose from restructurings.

6.                            Accounting estimates and judgments:

IFRS require certain critical accounting estimations to be made when preparing a set of financial statements. They also require management to apply judgment in determining the accounting policies to be applied by the Entity. The items involving a greater degree of judgment or complexity and those with assumptions and estimations that are significant for financial statement purposes are described below:

a.                   Judgment critical when applying accounting policies

The key judgments used when applying the accounting policies that have had the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

Judgment in determining the recognition of income as an agent.

The Entity has concluded that it is an agent for the revenue recognized under OTC contracts using the methodology included in IFRS 15. Under such contracts the Entity does not obtain control over the goods it transfers to the customer at any time in the transaction, so there is no inventory risk. Furthermore, it is not responsible for ensuring that the goods agreed comply with the specifications required by the customer.

Concession and frequency right renewals.

Under Mexican laws, Maxcom is subject to renewal of its concession and frequency rights as established in the Federal Telecommunications and Broadcasting Law in force (see Notes 26a. and 26b).  The Entity’s continuity is subject to the renewal of its concession and frequency titles; renewals are not automatic.  The expiration dates are as follows:

Term of concession/frequency	Expiration date

Telecommunications public network in Mexico	2026
Restricted cable TV and radio	2026
Frequency rights	2018
Exclusive commercial concession	2042
Exclusive commercial concession for MVNO (Celmax)	2042

The Law establishes that concessions may be extended by the IFT, provided that: a) concessionaires request said extension in the year prior to the beginning of the last fifth portion of the term of the concession, b) the are in compliance with the obligations established in the Law and other applicable provisions and with their concession titles, and c) they previously accept the new conditions established, if any.  To date, the Entity has complied with all established requirements.

Installation costs

The Entity amortizes installation costs in the period in which the respective services are rendered.  Once the client terminates those services, the Entity considers no added value in relation to the installation costs.  The Entity conducts impairment reviews with no effects to report.  See Note 9.

Installation costs of $53,658 and $56,828 were recorded in 2018 and 2017 respectively as a result of applying the amortization rate.

Tax loss amortization

The Entity does not recognize deferred tax assets arising from unamortized tax losses or tax credits due to the uncertainty of whether the Entity and its subsidiaries have taxable temporary differences or any other convincing evidence that they will generate sufficient taxable income against which to apply unamortized losses.

b.                   Estimates

Derivative financial instruments

The fair value of derivative financial instruments is defined as the price receivable from the sale of an asset, or payable on the transfer of a liability in an orderly transaction between market participants at valuation date, irrespectively of whether that price is observable or is estimated by directly using another valuation technique.  When estimating the fair value of an asset or liability, the Entity takes into consideration the features of the asset or liability, only if the market participants would consider those features when setting the prices of the asset or liability at the measurement date.

Sensitivity analysis

The Entity has contracted derivative financial instruments exclusively for hedging purposes. All financial instruments held by the Entity are aimed at controlling the risk for which they are contracted.  It should be mentioned that hedging derivative financial instruments held by the Entity do not lose their hedging effectiveness at any point of variation, any change in the fair value of contracted instruments does not give rise to changes in their nature, use or level of effectiveness.

In determining the fair value of derivative financial instruments, the Entity uses models developed in specialized literature that comply with standard industry assumptions.  The valuation models used are of known use and do not contemplate any special adjustments.  Additionally, the risk factors used are those used in the industry to value this type of instruments.

Useful lives

As described in Notes 5i. and 5k., the Entity reviews its depreciation and amortization methods, as well as the useful life estimates and the residual value of long-lived assets (telecommunications network systems and equipment, as well as its intangible assets and frequency rights) at each annual reporting date and adjusts them accordingly.

Valuation of long-lived assets

In conducting impairment tests, assets are grouped in CGUs, i.e., the smallest group of assets that generate cash inflows due to continuous use and that do not depend largely on cash flows from other assets.

The recovery value of an asset or CGU is the greater of its value in use and its fair value, less sales costs.  To calculate the in-use value of an asset, the future estimated cash flows are discounted at their present value using a pretax discount rate that reflects the current market evaluations of the value of money through time and the specific risks associated to the asset.  The key assumptions used in calculating recoverable amounts are the discount rate and recovery values of the asset.

For the year ended December 31, 2018 and 2017, the Entity had incurred an impairment loss.

Impairment sensitivity analysis

The Entity checks its telecommunications network systems and equipment for sings of impairment when events or changes in circumstances indicate that the book value of those assets may not be recoverable.   When signs of impairment are identified, tests are conducted on the bases of each CGU.   The CGUs identified by the Entity are mainly telecommunications services, and to a lesser extent cable TV (impaired) and public telephone (PT) (sold).  The carrying value of telecommunication services is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell.

At December 31, 2018 and 2017, the impairment analysis was carried out using the 12.90% and 12.80% rates, respectively.  For the purpose of the sensitivity measurement in both years, a 100 base point increase or decrease in the discount rate does not give rise to a significant impact in the impairment analysis.

Allowance for doubtful accounts

The allowance for impaired receivables is based on the expected credit loss model, which requires the Entity to account for expected credit losses and changes in those expected credit losses on each reporting date so as to reflect the changes in credit risk as of the initial recognition of the financial assets; unlike a credit loss model required under IAS 39, it is no longer necessary for a credit event to have occurred in order for credit losses to be recognized.

Management believes that the allowance will be sufficient to cover the potential risk of impairment; however, actual results may differ from such estimates, resulting in a significant adjustment to the book values of the receivables in the following year.

Estimations related to installation services

Installation expenses are not charged to commercial clients and the related costs are capitalized and amortized on linear bases over a five-year period.  Capitalized installation costs are recorded as an expense upon termination of the client relationship.  In 2018 and 2017, the useful life of installation costs was for five years.

7.                            Cash and cash equivalents

Cash and cash equivalent balances are as follows:

	2018	2017

Cash	$30,371	$395,988
Cash equivalents	426,173	189,283

Total	$456,544	$585,271

8.                            Accounts receivable - Net

The balance of this caption is composed as follows:

	2018	2017
Accounts receivable:
Commercial	$204,153	$217,614
Residential	101,600	296,729
Wholesalers	2,663	68,895
MVNO	5,790	2,289
	314,206	585,527

	2018	2017

Less: Impairment provision:
Commercial	(61,700)	(44,675)
Residential	(92,861)	(282,356)
Wholesalers	(2,356)	(4,822)
MVNO	—	—
	(156,917)	(331,853)

Account receivable — Net	$157,289	$253,674

The credit term is generally 30 days as of the invoice date. No collection is made for interest on accounts receivable, apart from customer delinquencies. The Entity has recognized an allowance for doubtful accounts based on the expected credit loss model established in IFRS 9 for all customers, regardless of delinquency. This allowance does not include customers identified as “special”, who, because of a specific situation, do not represent a collection risk.

Changes in the allowance for accounts receivable

	2018	2017

Balance at the beginning of the year	$331,853	$316,535
Allowance increases	33,235	18,023
Applications to the allowance	(208,171)	(2,705)

Balance at the end of the year	$156,917	$331,853

Evaluation of expected credit loss for commercial, wholesale and residential customers as of January 1st and December 31, 2018.

The model used to determine the risk ratios of commercial and wholesale customers consists of analyzing an invoice at a specific date, and revising the status of that same invoice in a 12-month period. After this term, in which the total amount of debt in the invoice would expect to have been collected, any remnant may be considered a “loss”. This process is repeated for all the invoices, and subsequently for different monthly dates, in order to reflect the expected behaviors of different risk subsegments.

Finally, the Risk Ratio (RR) will be the percentage of the debt expected to be lost based on the portfolio’s historical behavior

For the residential segment, the Entity is engaged in a wind down process; i.e., the gradual closure of clusters and mass disconnection of customers, with very good possibilities of asset sales. The Entity plans to end this process in June 2019.

As this segment is not considered crucial for the Entity’s growth and consolidation, management decided to gradually reserve the missing balance, which would be approximately 8%, until closure of the residential business.

For the disputed portfolio, the Entity reserves the difference between the total contractual flow and total expected flows carried to present value, using the historical average funding rate obtained from Banxico

As of 2018 y 2017 applied $208,171 y $2,705, respectively.

Antiquity of financial assets

	December 31		December 31
	2018	%	2017	%

(a) Up to date	$48,377	31	$96,604	38
(b) Past due from 0 to 360 days	64,213	41	99,897	40
(d) Past due more than 360 days	44,699	28	57,163	22

Total	$157,289	100	$253,674	100

(a)                       Minimum credit risk.

(b)                       Low credit risk with a recovery success rate of 48.6%.

(c)                        High credit risk with a recovery success rate of 12.3%.

	2018	2017
Cash and cash equivalents
AAA	$456,544	$585,271

Total	$456,544	$585,271

9.                            Telecommunications network systems and equipment - Net

	Cost of line installation	Telecommunications networks and- equipment	Computer equipment	Engineering equipment	Radio equipment	Transportation equipment	Leasehold improvements	Office furniture	Investment properties	Other	Constructions in progress	Total
Cost
Balance at December 31, 2016	$267,353	$3,818,564	$102,668	$23,798	$586,646	$31,202	$287,857	$32,308	$53,052	$251,151	$353,427	$5,808,026

Additions	96,835	158,497	6,006	149	15,319	1,047	43,829	59	—	986	(171,062)	151,665

Disposals	—	(38,659)	(47)	—	—	(13,167)	(387)	(4)	(528)	—	—	(52,792)

Balance at December 31, 2017	364,188	3,938,402	108,627	23,947	601,965	19,082	331,299	32,363	52,524	252,137	182,365	5,906,899

Additions	59,494	42,232	3,036	3,042	7,414	—	59,535	933	3,553	433	(91,952)	87,720

Disposals	(3,881)	(32,731)	(1,299)	(35)	(681)	(5,757)	(50,224)	(243)	—	(34)	—	(94,885)

Balance at December 31, 2018	$419,801	$3,947,903	$110,364	$26,954	$608,698	$13,325	$340,610	$33,053	$56,077	$252,536	$90,413	$5,899,734

	Cost of line installation	Telecommunications networks and- equipment	Computer equipment	Engineering equipment	Radio equipment	Transportation equipment	Leasehold improvements	Office furniture	Investment properties	Other	Constructions in progress	Total
Accrued depreciation
Balance at December 31, 2016	$(154,664)	$(2,384,010)	$(76,776)	$(19,196)	$(370,288)	$(24,240)	$(151,346)	$(19,291)	$(17,616)	$(234,148)	$—	$(3,451,575)

Additions	(56,828)	(60,947)	(4,650)	(723)	(4,525)	(1,818)	(19,802)	(1,778)	(1,148)	(3,280)	—	(155,499)

Disposals	—	26,466	25	—	—	12,032	8	1	249	—	—	38,781

Balance at December 31, 2017	(211,492)	(2,418,491)	(81,401)	(19,919)	(374,813)	(14,026)	(171,140)	(21,068)	(18,515)	(237,428)	—	(3,568,293)

Additions	(53,658)	(87,028)	(5,245)	(781)	(6,173)	(1,773)	(20,902)	(1,852)	(1,450)	(2,109)	—	(180,971)

Disposals	2,395	24,886	492	24	517	5,391	32,161	184	79	38	—	66,167

Balance at December 31, 2018	$(262,755)	$(2,480,633)	$(86,154)	$(20,676)	$(380,469)	$(10,408)	$(159,881)	$(22,736)	$(19,886)	$(239,499)	$—	$(3,683,097)

Book value
At December 31, 2016	$112,689	$1,434,554	$25,892	$4,602	$216,358	$6,962	$136,511	$13,017	$35,436	$17,003	$353,427	$2,356,451

At December 31, 2017	$152,696	$1,519,911	$27,226	$4,028	$227,152	$5,056	$160,159	$11,295	$34,009	$14,709	$182,365	$2,338,606

At December 31, 2018	$157,046	$1,467,270	$24,210	$6,278	$228,229	$2,917	$180,729	$10,317	$36,191	$13,037	$90,413	$2,216,637

At December 31, 2018, the Entity had investment properties in the amount of $56,077. Amortizations totaled $1,450 and $1,148 in 2018 and 2017, respectively.  Accumulated amortizations totaled $19,886 and $18,515 in 2018 and 2017, respectively.

Investment properties are valued at the cost model.  Those investment properties gave rise to the following income and expenses at December 31, 2018 and 2017:

	2018	2017

Income	$6,144	$6,646
Expenses	(3,582)	(2,109)

Profit	$2,562	$4,537

Investment properties have no restrictions.

Construction in progress is mainly made up of telecommunications networks and equipment.

At December 31, 2018 and 2017, the contractual commitments to acquire telecommunications network systems and equipment amounted to $22,221 and $86,696, respectively.

As part of the agreements signed with the holders of the new notes and previous notes payable, as mentioned in Note 11, the Entity committed the entirety of the telecommunications network systems and equipment of Maxcom as a guarantee payable to said holders of notes, without establishing specific amounts

Despite the fact that the aforementioned assets have been pledged in favor of the holders of notes payable, the Entity may use those assets provided that the requirements and conditions established in the instruments governing the issue of the notes are met.

Impairment tests

The Entity tests its telecommunications network systems and equipment for impairment when events or changes in circumstances indicate that the book value of those assets may not be recoverable.

When an indicator of impairment is identified, the Entity applies impairment tests to the CGU supplying the telecommunications services.  The book value of other telecommunications services is compared to the in-use value.

The Entity conducts an annual assessment to determine whether long-lived assets have suffered impairment, as per the accounting policy described in Note 5m.  The amount recoverable from the telecommunications services CGU has been determined on the basis of the calculation of in-use values.  Those calculations require the use of estimates.  See Note 6b.

The key assumptions used in calculating the value in use at December 31, 2018 and 2017 are as follows:

Telecommunications services	2018	2017

Mixed annual growth rate	5.5%	5.0%
Discount rate	7.0%	7.4%

Entity Management determined the mixed annual growth rate for the volume of income that the CGU covers in the projected key period of three years.  The volume of income received in each period is the main motor behind income and expenses.  The mixed annual volume growth rate is based on management’s market development expectations and on past performance.  The long-term growth rates used are consistent with the projections included in reports in the industry.  The discounts rates used are pretax rates and reflect specific risks associated to the respective CGU.

Impairment sensitivity analysis

As of December 31, 2018 and 2017, based on Entity’s impairment tests, no impairment loss was recognized.

10.                     Intangible assets - Net

The balance of this caption is comprised as follows:

			Infrastructure rights
	Frequency rights	Software licenses	Duct rights	Fiber rights	Brand rights	Total
Cost
Balances at December 31, 2017	$80,200	$758,509	$49,284	$101,156	$372	$989,521

Additions	—	94,518	—	—	—	94,518
Disposals	—	(2,732)	—	—	—	(2,732)

Balances at December 31, 2017	80,200	850,295	49,284	101,156	372	1,081,307

Additions	—	116,917	—	—	—	116,917
Disposals	—	(87,716)	—	—	—	(87,716)

Balances at December 31, 2018	$80,200	$879,496	$49,284	$101,156	$372	$1,110,508

			Infrastructure rights
	Frequency rights	Software licenses	Duct rights	Fiber rights	Brand rights	Total
Accrued amortization
Balances at December 31, 2017	$(76,592)	$(575,585)	$(44,179)	$(66,758)	$—	$(763,114)

Additions	(3,608)	(47,848)	(3,386)	—	—	(54,842)
Disposals	—	956	—	—	—	956

Balances at December 31, 2017	(80,200)	(622,477)	(47,565)	(66,758)	—	(817,000)

Additions	—	(53,796)	(630)	(1,672)	—	(56,098)
Disposals	—	33,713	2	—	—	33,715

Balances at December 31, 2018	$(80,200)	$(642,560)	$(48,193)	$(68,430)	$—	$(839,383)

At December 31, 2017	$3,608	$182,924	$5,105	$34,398	$372	$226,407

At December 31, 2017	$—	$227,818	$1,719	$34,398	$372	$264,307

At December 31, 2018	$—	$236,936	$1,091	$32,726	$372	$271,125

*.                            Mainly SAP license.

11.                     Notes payable:

At December 31, 2018 and 2017, notes payable are comprised as follows.

	2018	2017
Long term:
Notes payable maturing on June 15, 2020.	$2,135,562	$2,089,402

Notes payable as of October 11, 2013 are subject to a fixed annual interest rate of 6% until June 14, 2016, 7% as of June 15, 2016 until June 14, 2018, and 8% as of June 15, 2018 until June 15, 2020, payable biannually. The effective interest rate was 11.18%.

At December 31, 2018 and 2017, interest accrued payable on those notes totaled $8,428 and $6,801, respectively.

12.                     Bank loan

As of December 31, 2018 and 2017, the bank loans caption was made up as follows:

	2018	2017

Short term	$30,000	$30,000
Long term	22,500	52,500

	$52,500	$82,500

At December 31, 2018, interest earned and paid totaled $6,870.  At December 31, 2017, interest accrued and paid on the loan contracted in October of that year at the 9.8% rate amounted to $9,869.  Interest is payable on a monthly basis.

The agreement establishes the guarantees that must be offered and certain restrictions that must be made, as well as specific limitations to contract additional indebtedness, all of which have been complied with at the date of the statement of financial position.  Restricted cash related to this loan totals $6,050.  The bank loan expires in 2020.

13.                     Income taxes

a.                            ISR

i.                                In 2018, the Entity determined a tax profit of $497,396 (tax profit of $45,718 in 2017). Book and tax results differ mainly due to items taxed or deducted differently over time for book and tax purposes, to recognition of the effects of inflation, and to items only affecting either book or tax results.

ii.                             The Income Tax Law establishes that income tax is 30% of taxable profit.

b.                            Income taxes are comprised as follows:

	2018	2017

Income taxes payable	$11,995	$11,228
Deferred income taxes	16,677	(9,789)

	$28,672	$1,439

c.                             Following is the analysis of deferred tax assets and liabilities:

	2018	2017
Deferred tax asset
Deferred tax asset recoverable in no more than 12 months	$687	$302
Deferred tax asset recoverable in more than 12 months	5,346	22,408

Deferred tax asset	$6,033	$22,710

Net changes in deferred taxes are explained as follows:

	Employee benefits	Provisions	Unamortized tax losses	Total

At January 1st, 2018	$302	$9,853	$12,555	$22,710
Charge for income taxes	385	(4,507)	(12,555)	(16,677)

At December 31, 2018	$687	$5,346	$—	$6,033

	Employee benefits	Provisions	Unamortized tax losses	Total

At January 1 st, 2017	$416	$12,505	$—	$12,921
Charge for income taxes	(114)	(2,652)	12,555	9,789

At December 31, 2017	$302	$9,853	$12,555	$22,710

d.                            Following are the tax effects of temporary differences giving rise to significant portions of deferred tax assets and liabilities at December 31, 2018 and 2017:

	2018	2017

Employee benefits	$687	$302
Tax losses	—	12,555
Provisions	5,346	9,853

Deferred tax assets	$6,033	$22,710

Deferred tax assets are recognized on all temporary differences to the extent that it is probable that future taxable profit will be available against which to offset temporary differences.  In evaluating the recoverability of deferred tax assets, Management considers whether it is very likely that a portion or the entirety of deferred tax assets will not be realized.  Final realization of deferred tax assets depends on the generation of future taxable income in the periods in which those temporary differences become deductible.

The deferred income tax asset not yet recognized is as follows:

	2018	2017

Tax losses	$543,798	$535,596
Telecommunications network systems and equipment	970,199	1,013,681
Allowance for doubtful accounts	54,396	113,306
Provisions and others	38,595	75,092

Deferred income tax asset	$1,606,988	$1,737,675

At December 31, 2018, the Entity has unamortized tax losses of $3,226,431 expiring as follows:

Year of loss	Amount	Expiration year

2010	$4,605	2020
2011	244,235	2021
2014	12,042	2024
2015	427,784	2025
2016	485,156	2026
2017	92,069	2027
2018	546,770	2028

	$1,812,661

e.                             Reconciliation of effective tax rate:

	2018		2017
	%		%
Loss before income tax		$(286,659)		$(14,485)

Expenditure on income taxes at the legal rate	(30)	$87,091	(30)	$4,346
Effect due to inflation	10	(27,514)	(246)	35,582
Non-deductible expenses	16	(45,405)	2,256	(326,835)
Estimates of doubtful collection	24	(68,691)	1	(177)
Advance payments	4	(12,506)	(31)	4,530
Financial coverage	(1)	3,469	(90)	13,000
Telecommunication network systems and equipment	(26)	75,007	(1,719)	249,042
Change in the valuation reserve	(43)	122,866	(204)	29,577
Loss to be amortized	56	(161,984)	95	(13,711)
Benefits to employees	1	(699)	(25)	3,553
PTU paid	1	(306)	2	(346)

	10	$(28,672)	10	$(1,439)

14.                     Provisions

At December 31, 2018 and 2017, provisions are made up as follows:

Short-term provisions:	Lawsuits legales(1)	Notes(2)	Total

At January 1st, 2018	$60,011	$11,601	$71,612

Charge to income:
- Applications	(39,715)	(13,735)	(53,450)
- Increments	6,286	10,200	16,486

At December 31, 2018	$26,582	$8,066	$34,648

Long-term provisions:	Labor suits(3)	Total

At January 1st, 2018	$23,426	$23,426

Charge to income:
- Applications	(24,017)	(24,017)
-Cancellations	(2,205)	(2,205)
- Increments	13,639	13,639

At December 31, 2018	$10,843	$10,843

Short-term provisions:	Lawsuits legales(1)	Notes(2)	Total

At January 1, 2017	$40,375	$3,218	$43,593

Charge to income:
- Applications	(28,072)	—	(28,072)
- Cancellations	(12,307)	(3,218)	(15,525)
- Increments	60,015	11,601	71,616

At December 31, 2017	$60,011	$11,601	$71,612

Long-term provisions:	Labor suits(3)	Total

At January 1, 2017	$36,754	$36,754

Charge to income:
- Applications	(41,060)	(41,060)
- Increments	27,732	27,732

At December 31, 2017	$23,426	$23,426

(1)                       Lawsuits (except for labor suits).

(2)                       Notes according to the employee compensation program.

(3)                       Applicable in cases in which there is high probability of losing, including the provision for restructurings.

15.                     Derivative financial instruments:

As of December 31, 2018 and 2017, the fair value of the derivative represents a deficit of $3,542 and 4,784, respectively. As of December 31, 2018 and 2017 there are no ineffective portions which should be recognized in results for the period.

The effect recorded as of December 2018 and 2017 for net interest earned from currency swaps was $310, as financial income, and $834 as financial income, respectively.

The Entity has signed offsetting master agreements with Credit Suisse. The derivatives subject to offsetting, offsetting master agreements and any surety pledged or received are presented below.

	As of December 31,
	2018	2017
Credit Suisse:
Assets derivative	$160,834	$261,056
Liabilities derivative	(164,376)	(265,840)

Net amounts of financial (assets / liabilities) presented in the statement of financial position	(3,542)	(4,784)

Collateral paid	22,883	25,396

Total net	$19,341	$20,612

16.                     Employee benefits

The Entity has obligations and seniority premium costs payable to employees that are recognized based on actuarial studies prepared by independent experts. The next chart constitute the determination of the liabilities for profit benefits:

	2018	2017

Balance at the beginning of the year	$1,898	$2,241
Labor cost	308	314
Financial cost	144	174
Premeasurements	(725)	(831)

Net cost for the period	(273)	(343)

Balance at the end of the year	$1,625	$1,898

The economic assumptions in nominal and real terms used were as follows:

	2018	2017
	(%)	(%)
Economic:
Discount rate	9.06	7.77
Salary increase rate	5.00	5.00
Minimum wage increase rate	4.00	4.00

Demographic (active employees):
Number	361	432
Average age	39	38
Average years of service	6.20	5.70

Average monthly salary	$33,543	$27,978

Sensitivity analysis

Present value of obligations for defined benefits	+ 1 Base point	- 1 Base point

Discount rate:	1,624	1,896

	+ 50 Base points	- 50 Base points

Discount rate:	1,624	1,896

	+ 50 Base points	- 50 Base points

Interest cost:	1,624	1,896

17.                     Financial instruments

(a)                       Classes and categories of financial instruments and their fair values

Fair value of financial instruments recognized at amortized cost.

With the exception of the matters described in the following table, the advisors consider that the book values of financial assets and liabilities outstanding recognized in the consolidated financial statements of the periods ending on December 31, 2018 and 2017 approximate their fair values.

	December 31, 2018			December 31, 2017
	Level	Book value	Fair value	Level	Book value	Fair value
New notes payable and accrued interest (pesos)	2	$2,143,831	$1,524,377	2	$2,096,203	$2,214,832

New notes payable and accrued interest (Dls.)	2	Dls. 108,926	Dls. 79,890	2	Dls. 106,215	Dls. 112,226

The fair values of financial liabilities are determined in accordance with generally accepted price-determination models based on an analysis of discounted cash flows that uses market information available at valuation date, as well as the contractual conditions.

The following inputs were used in conducting the fair value review, as required by IFRS 13:

•                                B Rating Curve.

•                                IMPTO Cetes Curve

•                                Libor Curve

•                                USD/Peso Spot exchange rate.

No transfers were made between levels in 2018 and 2017.

Determination of fair value

Some of the Entity’s accounting policies and disclosures make it necessary to determine the fair value of financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  Where applicable, additional information is disclosed on the assumptions used in determining fair values based on the specific notes of that asset or liability.

Financial instruments recognized at amortized cost.

The fair values of financial instruments recorded at amortized cost are estimated as the present value of future flows, discounted at market interest rates in effect at the reporting date.  The fair value is determined for disclosure purposes.

Operations with stock-based compensation

The fair value of share-based payments is calculated considering that at the grant date those shares were acquired to comply with obligations to the employees.  According to IFRS 2 “Share-based payments”, the resulting cost is recorded as personnel expenses in the statement of income over the period of the respective concession.  That book entry is modified to consider changes in the number of equity instruments expected to be granted as a result of changes in the projected yields.

Fair value hierarchy

The different levels have been determined as shown below:

•                                Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•                                Level 2: inputs different from the quoted prices included in Level 1 that are observable for the respective asset or liability, either directly (i.e., such as prices) or indirectly (i.e., such as price derivatives).

•                                Level 3: inputs for the respective asset or liability not based on observable market data (unobservable inputs).

Level 2 financial Instruments

The fair value of financial instruments that are not traded in an active market is determined using valuation methods. Those valuation techniques maximize the use of observable market data where it is available and rely as little as possible on Entity-specific estimates.  If all relevant data required for establishing the fair value of a financial instrument are observable, the instrument is included in level 2. If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The specific methods used to value financial instruments include:

•                                Quotation prices or quotations for similar instruments.

•                                The fair value of interest rate swaps is calculated as the present value of future cash flows estimated on the basis of observable yield curves.

•                                The fair value of foreign currency forwards is determined using exchange rates prevailing at the balance sheet date, discounting the value determined at present value.

Other techniques, such as the analysis of discounted cash flows, are used to determine the fair value of the remaining financial instruments.

	Loans and accounts receivable	December 31, 2018 Assets at fair value measured through profit or loss	Total
Assets in statement of financial position
Cash and cash equivalents	$456,544	$—	$456,544
Accounts receivable	157,289	—	157,289
Other accounts receivable (sundry debtors)	10,091	—	10,091

	Other financial liabilities at amortized cost	December 31, 2018 Fair value liabilities measured through profit or loss	Total
Liabilities in statement of financial position
Accounts payable	$215,513	$—	$215,513
Short-term portion of new notes	8,428	—	8,428
Other accounts payable in the short term	18,840	—	18,840
Client deposits	21,692	—	21,692
Other accounts payable in the long term	22,880	—	22,880
Loan	52,500	—	52,500
Notes payable	2,135,562	—	2,135,562
Derivative financial instruments	—	3,542	3,542

	Loans and accounts receivable	December 31, 2017 Assets at fair value measured through profit or loss	Total
Assets in statement of financial position
Cash and cash equivalents	$585,271	$—	$585,271
Accounts receivable	253,674	—	253,674
Other accounts receivable (sundry debtors)	14,057	—	14,057

	Other financial liabilities at amortized cost	December 31, 2017 Fair value liabilities measured through profit or loss	Total
Liabilities in statement of financial position
Accounts payable	$317,642	$—	$317,642
Short-term portion of new notes	6,801	—	6,801
Other accounts payable in the short term	17,620	—	17,620
Client deposits	2,157	—	2,157
Other accounts payable in the long term	17,391	—	17,391
Loan	82,500	—	82,500
Notes payable	2,089,402	—	2,089,402
Derivative financial instruments	—	4,784	4,784

(b)                       Financial Risk Management

The Board of Directors is responsible for establishing and supervising the Entity’s risk Management framework.  The Board has assigned Management and the Audit Committee to oversee the execution and monitoring of the Entity’s risk management practices.  The Audit Committee and Management periodically report on their activities to the Board of Directors.

The Entity’s risk Management practices are designed to identify and analyze the risks to which the Entity is exposed and to monitor such risks.  The purpose behind the Entity’s standards and Management and training procedures is to develop a constructive and disciplined control environment in which all employees understand their roles and obligations.

The Audit Committee supervises the way in which Management oversees compliance with the Entity’s risk Management policies and procedures and verifies that it is in line with its risk exposure.

(c)                        Market Risk

The Entity’s operations expose it mainly to financial risks associated to exchange rates and interest rates.  The Entity contracts currency swaps to manage its exposure to exchange risk.  The purpose of risk Management is to manage and control exposure to market risks within acceptable parameters, while at the same time optimizing yields.  Such operations are conducted within the parameters established by the Board of Directors and the Audit Committee.

There have been no changes in the Entity’s exposure to market risks or in the way in which those risks are managed and valued.

(d)                       Exchange rate risk

With regard to other monetary assets and liabilities expressed in a foreign currency, the Entity’s policy is to guarantee that its net exposure remains at an acceptable level by purchasing or selling currencies at spot rates when it becomes necessary to address short-term imbalances.

The figures included in this note are expressed in thousands of US dollars, except for the exchange rate, which is in pesos. The Entity’s foreign currency position (not including foreign exchange swaps) was as follows:

	As of December 31
	2018		2017
Assets
Current	Dls.	1,680	Dls.	17,690
Non-current	9,689		1,679
	11,369		19,369
Liabilities
Non-current	108,167		105,871
Net liabilities - In dollars
Exchange rate to the dollar at the end of the period	Dls.	(96,798)	Dls.	(86,502)

Final exchange for the year per dollar	19.68		19.74

The Entity has “Cross-Currency Swaps” to hedge its exposure to peso-Dls. exchange risks associated to its foreign currency debt coupons, through which it pays amounts estimated on the basis of fixed interest rates in pesos and receives amounts estimated on the basis of fixed interest rates in US dollars.

The current amount of derivative financial instrument contracts signed to hedge exchange risk is Dls.70 million, to be applied on different dates over the term of the Step Up Senior Notes maturing in June 2020. The purpose of the hedge is to set an exchange rate that allows the Entity to mitigate the volatility of the peso/dollar exchange rate up to 62% in relation to payment of coupons of the dollar bond issue maturing in June 2020.

The following table identifies the different risk factors considered in determining the fair value of derivative financial instruments.

Counterparty	Peso rate	Dls. rate	Start date	Expiration date	Pesos/Dls.

Credit Suisse	7.30%	7.0%	Dec 15 2018	Jun 15 2020	16.73

Sensitivity analysis in foreign currency

Given that acquired derivatives have the same features as those of the primary position subject to hedging, the effectiveness ratio will always be 100%, irrespectively of the sensitivity or stress scenario used, since the changes in the fair value of derivatives will be offset against the changes in the cash flow presented by the primary position subject to hedging.

Tipe	Input	Parameter	Parameter type	Counterpart	VR escenario base	Stress Scenario	Sensibility

Exchange Rate	Dls./MXN	+ 5	Percentaje (%)	Credit Suisse	$(3,539)	$4,503	$8,042
Exchange Rate	Dls/MXN	+ 10	Porcentaje (%)	Credit Suisse	(3,539)	12,544	16,083
Exchange Rate	Dls/MXN	+ 20	Porcentaje (%)	Credit Suisse	(3,539)	28,628	32,167

As the derivatives acquired have the same characteristics as the primary position hedged, the effectiveness ratio will always be 100%, regardless of the sensitivity or stress scenario used, because the changes presented in the fair value of the derivatives will be offset with the change in cash flow presented by the primary position hedged.

Foreign currency swap contracts -

The Entity has a general policy of contracting financial derivatives (IFD) only for hedging purposes, with the aim of reducing risks for its financial liabilities in foreign currency. Also, it has contracted foreign currency swaps to cover its exposure to the peso-dollar exchange rate of the coupons of its foreign currency debt, in which it pays amounts calculated with fixed interest rates in pesos and receives amounts calculated with fixed interest rates in US dollars. These instruments are recognized in the consolidated statements of financial position as fair value assets and/or liabilities.

During the first quarter of 2017 the Entity completed a new Only Coupon Swaps transaction with Credit Suisse, which replaces the two derivatives in effect in December 2016 with this counterparty. This new derivative has the same characteristics as the two previous ones and has a notional value equal to the total of the previous real derivatives; i.e. US $45 million. However, now the maturity of this derivative was extended to June 15, 2020, thus expanding the term of the hedge. This derivative was modified on November 27, 2017, whereby for the period from December 15, 2017 until maturity of the swap, the notional amount in dollars is increased up to US $70 million. Compared to the previous notional, it increased by US $10 million.

The value of the derivatives held by Maxcom is reported to it by the institutions or counterparties with which the contracts are made, because they are the calculation agents designated according to the ISDA contract signed. This valuation is determined according to proprietary methodologies and using recognized and reasonable valuation procedures, techniques and models. As a control measure, every quarter the Entity ascertains the fair value of such instruments with the help of independent experts.

Maxcom has designated these derivatives as cash flow hedges, under the terms permitted by international accounting standards, because the aim of the hedge with the CCS is to set the exchange rate so as to mitigate variability in the peso/dollar exchange rate by up to 62% associated with the issue of the dollar bond that matures in June 2020, only with regard to payment of the coupons.

This hedge classifies as critical the terms (in other words, the notional amount, the maturity, the underlying assets and the payments) of the currency swap and its respective item hedged are the same. The Entity makes a qualitative evaluation and the value of the swap and the value of the respective hedged item are expected to change systematically in opposite directions to reflect the movements in the underlying exchange rates.

The primary source of hedging efficiency in these hedge relationships is the counterparty effect and the credit risk of the Entity itself regarding the fair value of the futures contracts, which is not shown in the fair value of the hedged item attributable to exchange rate changes. No other source of inefficiency arose from these hedge relationships. As of December 31, 2018 there are no ineffective portions which should be recognized in results of the period.

Table one

summary of derivative financial instruments

In thousands pesos as of 31 of December 2018

						underlying asset value		reasonable value (in thousands mxn)
Type of derivative, value or contract	Purposes of coverage or other purposes such as negotiation	counterpart	Type of position	expiration	MN (thousands MXN/Nominal value (Thousands USD)	current quarter	previous quarter	current quarter	previous quarter	values of maturity per year	Year
currency swap	coverage	Credit Suisse	USD	15/06/2020	1,298,150/700,000	19.6504	18.7183	-3,538	-17,302	70,000	2,018

Maxcom does not expect changes in its financial position or in the exposure to risks due to financial derivatives. There are no eventualities whereby the use of hedge derivatives would significantly modify the respective scheme or generate a partial or total loss.

(e)                        Interest rate risk management

The Entity is exposed to interest rate risks because it obtains fixed and variable interest rate loans. The Entity manages this risk by maintaining an appropriate combination of fixed and variable rate loans. Hedging activities are regularly evaluated to ensure they are in line with interest rates and the risk appetite defined, thus ensuring that more profitable hedging strategies are applied.

The Entity’s exposures to the interest rates of the financial assets and liabilities are detailed in the following liquidity risk management section of this note

Interest rate sensitivity analysis

The interest rate risk is the risk of fluctuations in the fair value or in future cash flows of a financial instrument as a result of changes in the market interest rates.  The 2020 Notes payable substantially constitute the entire debt of the Entity and are subject to fixed-rate interest.  See Note 11.

(f)                         Credit risk management

Credit risk represents the risk of financial loss for the Entity if a customer or counterparty of a financial instrument defaults on its contractual obligations, and arises in relation to accounts receivable from the Entity’s clients.

Accounts receivable

Entity exposure to credit risk is principally influenced by the individual features of each client. The Entity supplies services to a broad range of clients, avoiding dependence on a single client. Therefore, there is no credit risk concentration.  Accounts receivable from clients relate to a large number of clients, dispersed among different industries and geographic areas.

The Entity has implemented the policy of only dealing with solvent counterparties and demanding sufficient collateral, when applicable, as a way of reducing to a minimum the risk of financial loss due to non-compliance.  The Entity investigates the credit history of its clients. That information is supplied by independent rating agencies (Dun & Bradstreet de México, the Credit Bureau or the Credit Circle), where available, or otherwise it relies on other public financial information and on its own commercial records to rate its main clients. When it deems it necessary, it demands payment of guarantees (actual deposits).  The Entity’s exposure to counterparty risk (clients) is monitored continuously to reflect the exposure to the inherent risk of non-compliance.

The Entity’s current framework for credit risk classification includes the following categories:

Category	Description	Bases for recognition of expected credit classes

Realizable	The counterparty has a low default risk and has no amounts that are 12 months overdue	12-months. Expected credit loss
Incobrable	The amount is overdue by more than 30 days or there has been a significant increase in credit risk since the initial recognition.	Expected credit loss over its life — with no credit impairment.
Breach	The amount is overdue by more than 90 days or there is evidence that the asset has credit impairment.	Expected credit loss over its life - with credit impairment.
Low	There is evidence that the debtor is in serious financial distress and that the Entity does not have a realistic outlook for recovery	The amount is canceled.

Investments

The Entity limits its exposure to credit risk by investing only in 24-hour government bonds exclusively with good standing banks.  Management does not expect its counterparties to fail to comply with their obligations.

Derivative financial instruments

The financial markets in which the Entity conducts its derivative financial operations are known as Over The Counter (OTC) markets.  The Entity uses only derivative financial instruments commonly traded in OTC markets, which can be quoted with two or more financial entities to ensure ideal transaction conditions.  The Entity only contracts the aforementioned instruments with banks and counterparties of good standing, mainly those with which it has a reciprocal business relationship, which makes it possible to balance its risk position with that of its counterparties. As of December 31, 2018 and 2017, the counterparty’s credit risk is $3 and 24. At the same time, the Entity has delivered as collateral the amount of $22,883 and $25,396 to its counterpart.

Margin, collateral and credit line policies are determined by the Entity on the basis of the applicable policies and procedures manuals.  Additionally, the Entity adheres to the guidelines, terms and conditions of the master agreements, which specify guarantees for payment of the considerations established therein.

It is worth mentioning that there have been no contingencies nor events, such as changes in the value of the underlying asset or in reference variables that would cause the DFIs contracted by the Entity to: a) differ from the situation under which they were originally contracted; b) significantly change the original arrangement or imply the partial or total loss of the hedges, and c) that require the contracting parties to take on new obligations, commitments or changes in their cash flows that could negatively affect their liquidity (e.g., due to margin calls).

(g)                        Liquidity risk

Liquidity risk represents the possibility of the Entity facing difficulties in complying with its obligations related to financial liabilities settled through delivery of cash or other financial assets.  The Entity’s approach in managing liquidity risk is to ensure, to the degree possible, that it always has sufficient liquidity to comply with its obligations when they come due, either in regular conditions and under stress, without incurring in unacceptable losses or damages that pose a risk for the Entity’s reputation.

The Entity monitors cash flow requirements and streamlines the yield of invested cash.  The Entity ensures that it has sufficient cash on hand to meet its operating expenses, which includes settlement of financial obligations.  This does not include the effect of potential unforeseeable extreme circumstances, such as natural disasters.

The following table shows an analysis of non-derivative financial liabilities grouped per maturity date at December 31, 2018 and 2017.  Significant amounts shown are undiscounted contractual cash flows.

Following are the maturities at December 31, 2018 and 2017, including estimated interest payments:

December 31, 2018	Less than 1 year	From 1 year to 2 years	More than 3 years	Total

New notes payable and interest payable,
payable biannually	$192,466	$2,343,483	$—	$2,535,949
Bank loan	36,870	27,653	—	64,523
Accounts payable	215,513	—	—	215,513
Client deposits	21,692	—	—	21,692
Long-term portion of other accounts payable *	18,840	22,880	—	41,720

December 31, 2017	Less than 1 year	From 1 year to 2 years	More than 3 years	Total

New notes payable and interest payable,
payable biannually	$161,860	$173,453	$2,558,330	$2,893,643
Bank loan	39,869	69,771	—	109,640
Accounts payable	317,642	—	—	317,642
Financial derivative instruments	4,784	—	—	4,784
Client deposits	2,157	—	—	2,157
Long-term portion of other accounts payable *	17,620	17,390	—	35,010

*                               Includes mainly deferred income.

As the Entity maintains a collateral ammount much greater than the fair value of the foreign currency swap reported as of December 31, 2018, there is no liquidity risk from derivatives.

(h)                       Capital management risk

The Board’s policy is to keep a solid capital base to ensure the trust of investors, creditors and market participants, while at the same time strengthening the future development of the business. The elements comprising the Entity’s capital are the capital stock, the repurchase of the share reserve, the premium on share issue and the retained earnings.

At any given moment, the Entity may purchase its own shares in the market; the timing of said purchases depends on the market prices.  The main objective is to use those shares to issue new shares under the Entity’s share option program.  The decisions to purchase and sell are made by the CEO based on specific transactions; the Entity has no defined share repurchase plan.

Leverage Level

Leverage ratios at December 31, 2018 and 2017 are as follows:

	2018	2017

Total new notes payable	$2,135,562	$2,089,402
Total bank loans payable	52,500	82,500
Interest	8,428	6,801
Less: cash and cash equivalents (Note 9)	(456,544)	(585,271)

Net debt	1,739,946	1,593,432

Total stockholders’ equity (Note 20)	741,208	1,020,889

Leverage ratio	235%	156%

l.                               Stockholders’ equity

a.                            Capital stock structure

On August 21, 2018, Maxcom held an Ordinary General Meeting at which, among other things, it approved a capital increase in its variable portion up to the amount by $154,200, through the issuance of 25,700,000 shares.  In this regard: i) Maxcom shareholders, within the period for exercising the preemptive right granted to them under Article 132 of the General Law of Commercial Companies, subscribed and paid 12,758,195 shares, at a price by $6.00 per each share, equivalent to an amount by $76,549, and ii) in accordance with the faculty granted by said assembly to the Chairman of the Board of Directors, 12,941,805 shares were subscribed and paid at a price of $6.00 per share, which is equivalent to to an amount by $77,651.  With the foregoing, the capital increase was completed, subscribed a total of 25,700,000 shares, the Entity receiving the amount by $154,200.

On June 30, 2018, Celmax Móvil, S. A. de C. V. (a subsidiary of Maxcom), through the Ordinary General Meeting, approved the increase of the capital stock in its variable portion up to the amount by $175,000, through the issuance of 1,750,000 shares in this respect: a) Maxcom subscribes 892,255 shares a subscription price by $67.2454 per share through the capitalization of the account payable by $60,000, and b) the intention of the new investors to subscribe as a whole, 857,745 shares through the contribution of counted by $115,000

On April 2018, 3,760,551 treasury shares were subscribed as part of the Stock-based Payments Plan. See Note 20.

After the aforementioned movements, the capital stock at December 31, 2018 and 2017 is made up as follows:

Series and clase of shares	January 1, 2017	Capital increase 2017	Accumulated loss absorption	Balance at December 31, 2017	Capital increase 2018	Balance at December 31, 2018

Series A, Class I (fixed portion)	$36,400	$—	$—	$36,400	$—	$36,400
Series A, Class II (variable portion)	114,974,130	25,700,000	—	140,674,130	3,760,551	144,434,681

Subtotal	115,010,530	25,700,000	—	140,710,530	3,760,551	144,471,081

Movement of authorized shares	16,304,570	(10,494,044)	—	5,810,526	(3,760,551)	2,049,975

Total authorized shares	131,315,100	15,205,956	—	146,521,056	—	146,521,056

Capital stock	$7,628,698	$154,200	$(6,327,832)	$1,455,066	$78,188	$1,533,254

a.                            Absorption losses

At December 31, 2017, the Entity has lost more than two thirds of its capital stock.  That is a legal cause for dissolution, which any interested party may request be declared by the courts. on December, 2017, through the Extraordinary General Meeting, the Entity approved to absorb the accumulated losses of previous years in the amount by $6,327,832, through a reduction in the variable part of the share capital, which eliminates the situation mentioned.  Likewise, the Entity made the corresponding valuation and has no doubt that the Entity will continue to operate as a going concern for the following 12 months.

b.                            Legal reserve

The profit for the year is subject to the legal provision requiring that at least 5% of the profit be set aside to increase the legal reserve until it reaches one fifth of the capital stock. As of December 31, 2018 and 2017 such reserve has not been created.

c.                             Stockholder restrictions

Dividends to be paid will be free from income tax if they come from Net Tax Profit Account (CUFIN, by its Spanish acronym).  Any dividends paid in excess of CUFIN and reinvested in CUFIN will cause a tax equivalent to 42.86% if they are paid on 2019.  The current tax is payable by the Entity and may be credited against its income tax of the year or for the following two years.  Dividends paid from profit previously taxed by income tax are not subject to tax withholding or additional tax payment. As of 2014, Income Tax Law sets the obligation of keeping CUFIN with profit generated up to December 31, 2013, and starting another CUFIN with profit generated from January 1st, 2014.

In 2018 and 2017, the Entity distributed no dividends.

At December 31, 2018 and 2017, the capital contributions account balance was $12,925,655 and $12,330,111, respectively.

19.                     Earnings per share

Basic

The basic profit per share is calculated by dividing the profit attributable to Entity stockholders by the weighted average of common shares outstanding in the accounting period, excluding common shares acquired by the Entity and held as treasury shares. *

	As of December 31, 2018
	2018	2017

Comprehensive loss for the period	$(320,352)	$(47,672)
Weighted average of basic shares (thousands)	143,531	121,214

Comprehensive loss per share: Basic loss per common share (pesos)	$(2.23)	$(0.39)

20.                     Share-based payments

The objective of the share option plan, which can be offered to Entity officers related to their responsibilities, performance and results qualify as key elements by the Corporate Practices Committee, is to enable them to participate in the capital stock of the key officers and promote profitability.

On August 21, 2017 Maxcom held a Stockholders’ Ordinary General Meeting which approved, among others, a cancellation of all the Treasury stock assigned to the Stock Plan, which were 16,304,570 shares. It also approved an increase in capital of $34,863 through issuance of 5,810,526 shares for the Stock Plan.

On April 2018, the Entity ended this plan’s modification, resulting in an increase in common stock of $78,188, of which $65,888 was paid, leaving $12,300 to be paid afterwards. As part of this increase, 3,760,551 Treasury shares were subscribed. See Note 18.

The executives will have the right to pay the shares assigned to them at the price determined by the Entity Practices Committee, upon the allocation date of the shares, based on the following:

•                                At the end of the first year, 20% of the shares assigned.

•                                At the end of the second year, 30% of the shares assigned.

•                                At the end of the third year, 50% of the shares assigned.

At December 31, 2018, the Entity has recognized an expense by $11,600, in relation to Share-based compensation in capital.

21.                     Operating costs and expenses:

	2018	2017
Network operating expenses:
Interconnection	$61,554	$1,181,103
Leases per circuit	108,636	44,034
Voice	166,089	40,810
Cost of sale of optic fiber	37,441	7,945
	373,720	1,273,892

Depreciation and amortization	229,958	204,031
Maintenance	100,826	97,859
Site leases	69,478	53,110
Services - Power and water	34,768	38,190
Other	13,108	13,836
Disconnection costs	5,414	8,051

	$827,272	$1,688,969

Sales, administration and overhead expenses
Wages and salaries	$307,399	$289,371
Impairment of accounts receivable	33,235	18,023
Leasing	38,670	55,180
Services - Power and water	9,963	10,085
Other	76,926	76,828
Consulting	3,297	2,987
Depreciation and amortization	7,111	6,310

	$476,601	$458,784

Other expenses:
Loss on sales of telephone network systems and equipment	$(280)	$(239)
Other	50,388	26,813
Legal contingencies	9,341	11,473
Restructuring expenses	17,210	62,344

	$76,659	$100,391

22.                     Financial costs

	2018	2017
Financial expenses
- New notes payable (Note 11)	$(171,627)	$(158,889)
- Loss in foreign currency	(360,722)	(12,774)
- Other interest	(7,255)	(9,870)
- Financial charges	(43,388)	(76,586)

Total financial costs	$(582,992)	$(258,119)

Financial income:
- Interest income on short-term bank deposits	$11,435	$27,429
- Other interest	—	3,145
- Gain on partial settlement of debt (Notes 2 and 11)	—	90,206
- Gain in foreign currency	350,185	115,418

Total financing income	361,620	236,198

Net financing costs	$(221,372)	$(21,921)

23.                     Balances and transactions with related parties:

The Group is controlled by the shareholders that are advised by Ventura, which holds close to 75% of the Entity’s shares.  The remaining 25% of the shares is diversified.

For years ended on December 31, 2018 and 2017, the operations with the aforementioned shareholders are as follows:

	2018	2017
Expenses paid to:
Ventura* - Shareholder	$9,657	$9,709

Total	$9,657	$9,709

*                               Corresponds to payments for financial consulting services.

Key management compensation

	2018	2017

Short-term employee benefits	$15,979	$19,901

24.                     Operating segments:

The Entity operates in the telecommunications sector and has only one reportable segment.  The segment offers different products to its clients based on the type of market, which are divided as follows: commercial, residential, wholesaler, and others.  However, most of the Entity’s infrastructure is usually used by the different service products in all markets alike and by the specific telecommunications services, such as local services, long-distance calls and “el que llama paga” (CPP, caller pays), which can be supplied in one or more markets.  Therefore, there is no different financial information available because the Entity does not measure the profit or loss per segment for each market.  The financial information reviewed by the person charged with making operating decisions, specifically the CEO, includes income per market; however, operating expenses and assets are reported jointly for the entire operating unit.

Information on products and services

Market:

2018

Commercial	$1,036,593
Residential	188,930
Wholesalers	79,110
MVNO	10,612

Total income	$1,315,245

Commercial - This type of client belongs to the business sector.

Residential - These clients are individuals, mainly of the C- and D income levels.

Wholesalers - These clients transfer large volumes of data.

MVNO - Mobile Virtual Network Operator, these clients are individuals.

Each of the aforementioned markets is constituted from similar clients.

The Entity recognizes revenues from the transfer of goods and services over time, and at a point in time, according to the following product lines.

Revenue recognition in accordance to IFRS 15:

2018
At a point in time:
Powersale	$211,456
OTC	6,554
218,010

2018
Over time:
Voice and data	871,057
Backbone and frequency	117,112
Connections	71,496
Collocations	15,276
SAVI	11,682
MVNO / MVNA	10,612
1,097,235

Total revenue	$1,315,245

Maxcom expects that 40% of the transaction price hosted in partially satisfied contracts will be recognized as of December 31, 2019, and of the remnant, 35% in 2020, and 25% in 2021

According to the practical expedient permitted under IFRS 15 of recognizing revenue on the amount the Entity has the right to invoice, the Entity does not disclose the amount of performance obligations not satisfied as of December 31, 2018.

Information by geographical location (all inside Mexico), including revenues, total assets and additions to the telephone network systems and equipment for the year ended December 31, 2018, is presented below:

Information on geographic areas:

	Metropolitan area’(1)’	Central- Southern’(2)’	Northern’(3)’	Total

Local	$723,267	$436,539	$9,906	$1,169,712
Long distance	328	—	—	328
Leasing of dedicated links	129	—	—	129
Equipment sales to clients	145,076	—	—	145,076
Capacity leasing
Total income	$868,800	$436,539	$9,906	$1,315,245

Total assets at December 31, 2018	$2,170,763	$1,190,725	$24,752	$3,286,241

(1)                       Includes Mexico City and the Metropolitan area

(2)                       Includes certain cities in the states of Puebla, Querétaro and San Luis Potosí.

(3)                       Cities in the state of Nuevo León.

The amounts provided for total assets are measured consistently with the procedure used to measure those amounts when preparing the financial statements.  Those assets are assigned on the basis of the operations of each segment and the physical location of the assets.

Information on the main clients

There are no clients whose payments to the Entity exceed 10% of the Entity’s total income.

25.                     Lease agreements

a.                            Straight-lease agreements

The Entity holds straight leases for buildings, sites, posts and office equipment.  The Entity recorded leasing expenses of $77,049 and $56,126, for periods ended in December 2018 and 2017, respectively. In the case of leases for certain sites, the agreements have been set in dollars and the rest were set in pesos.

The program for minimum future “Straight lease” payments is as follows:

	As of December, 31 2018
	2018	2017

Up to one year	$77,049	$59,779
More than one year and up to 5 years	531,981	273,568

	$609,030	$333,347

b.                            Lease agreement for the building currently housing the Entity’s corporate offices.

Ont January 1st, 2013, the Entity renewed its corporate lease agreement (Agreement 1) expiring on December 31, 2017.  The leased surface covers 7,586 m².

On June 1st, 2015, the Entity signed a corporate lease agreement (Agreement 2) corresponding to level 1 of the building, expiring on May 31, 2018.  The leased surface covers 245.53 m².

On January 1st, 2015, the Entity renewed the corporate lease agreement (Agreement 3) corresponding to the level between the ground floor and the cashier’s office, dated December 31, 2017.  The leased surface covers 21.19 m².

On September 4, 2017, the Entity renewed its corporate lease agreement (Contract 1) with effect from January 1, 2018, with an expiration date on December 31, 2022.  The leased surface covers  5,711 m².

The total leased surface on December 31, 2018 and 2017 covers 5,956.53 m² and 7,852.72 m², respectively. The Entity recorded leasing expenses of $31,098 and $52,164 for the periods ended in December 2018 and 2017, respectively.  Those leases were contracted in dollars.

	As of December 31 2018
	2018	2017

Up to 1 year	$31,098	$32,954
More than 1 year and up to 5 years	184,836	149,997

	$215,934	$182,951

26.                     Commitments and contingencies:

At December 31, 2018, the Entity carried out the following operations:

Commitments

a.                            Geographic expansion commitment

As of December 31, 2018 and 2017, the Entity is complying with its obligations derived from its concession titles, obligations that must continue to be fulfilled during the term of its concessions.

b.                            Commitment in relation to frequency rights

At December 31, 2018 and 2017, the Entity failed to comply with the obligation to supply the IFT the renewal of bonds for those years, as well as with the commitments and obligations set forth in those concessions.

c.                             Capacity sale commitments

i.                                On December 2008, the Entity signed a $36.2 million agreement for the sale of optic fiber capacity with Megacable, of which $10.6 million were recorded in the moment of the sale as revenue from infrastructure implementation and $25.6 million were deferred for pending services.  Amortization began in April 2009, as when the transport agent began using the services.  The agreement is for a 10-year term.  As of December 31, 2018 and 2017, the deferred revenue amounted is up to $0.6 and $3.2 million, respectively.

ii.                             On September 2013, the Entity signed a $24.9 million agreement for sale of optic fiber capacity with Grupo de Telecomunicaciones Mexicanas, of which $7.9 million were recorded in the moment of the sale as revenue from infrastructure implementation and $17.0 million were deferred for pending services.  Amortization began in November 2013, as when the transport agent began using the services.  The agreement is for a 10-year term.  As of December 31, 2018 and 2017, the deferred revenue amounted is up to $8.2 and $9.9 million, respectively.

iii.                          On October 2013, the Entity signed an $11.8 million agreement for sale of optic fiber capacity with Cablevisión, of which $7.3 million were recorded in the moment of the sale as revenue from infrastructure implementation and $4.4 million were deferred from pending services. Amortization began on November 2013, as when the transport agent began using the services. The agreement is for a 10-year term.  As of December 31, 2018 and 2017, the deferred  amounted is up to $2.1 and $2.6 million, respectively.

iv.                         On January 2014, the Entity signed an $119.5 million agreement for use of a point-to-point link of 23GHz frequencies with Pegaso PCS, of which $40 million were recorded in the moment of the sale as income from infrastructure implementation and $79.5 million were deferred from pending services. Amortization began on January 2014; the agreement is for a term of 4.5 years ended on June,2018. As of December 31, 2018 and 2017, the deferred amounted is up to $0 and $8.8 million, respectively.

v.                            On May 2018, the Entity signed an agreement for sale of optic fiber capacity with Pegaso PCS by $23.6 million, of which $5.6 million were recorded in the moment of the sale as income from infrastructure implementation and $18.0 million the deferred from pending services. Amortization began in November 2017. The agreement is for a 13-year term. As of December 31, 2018 and 2017, the deferred amounted is up to $15.6 and $10.5 million.

vi.                         On January 2018 the Entity entered into a capacity sale contract for a 10 GBPS LAMDA with TV Rey Occidente for $1,237, of which $395 was received as revenue and $842 was recognized as deferred revenue generated from the pending services. Amortization began on March 2018 and the contract term is 10 years. As of December 31, 2018 the deferred revenues were $898.

vii.                      In June 2018 the Entity entered into a connection use contract in the 23 GHz spectrum band with Pegaso PCS for $185,000, which will be recognized monthly during the six-year contract. As of December 31, 2018, the deferred revenues were $14,123, because only $29,549 has been collected from the transaction total.

				(millions) Deferred income at December 31
	Agreed sales	Prepaid	Income to
Transport agent	amount	charge	be deferred	2018	2017

i. Megacable	$36,230	$10,596	$25,634	$641	$3,204
ii. Grupo de Telecomunicaciones Mexicanas	24,958	7,916	17,042	8,237	9,941
iii. Cablevisión	11,848	7,355	4,493	2,171	2,621
iv. Pegaso PCS	119,496	40,016	79,480	—	8,831
v. Pegaso PCS	23,627	5,612	18,015	15,640	10,413
vi. TV Rey	1,237	395	842	898	—
vii.Pegaso PCS	185,000	—	185,000	14,133	—

Total	$402,396	$71,890	$330,506	$41,720	$35,010

d.                            Contingencies

As of December 31, 2018 the Entity has the following contingencies:

a.                            The Entity is involved in a number of trials and lawsuits arising in the regular course of operations.  The final rulings on those matters are not expected to have significant negative effects on the Entity’s financial situation and operating results.

b.                            The previously reported contingency was eliminated notified the Administrative Sanctions Imposition Procedure against Maxcom TV, S. A. de C. V. registered under file number E-IFT.UC.DG-SAN.IV.0291/2018

c.                             On, 2013, identify credit fiscal, for $20,786, by concept measure of contrait issued on 2013, derivate for a process of economic competence by IFT (its acronym in Spanish) we get accredited for the act on January, 2019. We present an against shelter, pending for resolution at Juzgado Primero de Distrito in Mater Administrative Specialist in Economic Competence, Telecommunicacion and Broadcasting, in Mexico City and nationwide Jurisdicion.

27.                     Subsequent events

In the preparation of the financial statements, the Entity has evaluated the events and transactions for recognition or disclosure subsequent to December 31, 2018, and until April 11, 2019 (date of issuance of the consolidated financial statements), and has concluded that subsequent events were the following.

a.                            Leases of optical channels

On January 10, 2019 the Entity entered into a “Contract of irrevocable right to use optic channels”. The revenue will be recognized by the straight-line method until expiration, which is in 10 years.

b.                            Sales of fiber optic

On December 10, 2018, Maxcom entered into a contract of purchase and sale of fiber-optic threads”. The revenue will be recognized at the time of delivery and with the complete acceptance of the counterparty.

c.                             Repurchase of bonds

On March 11 and 18, 2019, the Entity made open market purchases of staggered bonds known as Step-up Senior Notes which mature on June 15, 2020, for a nominal value of $162,392 and $12,601, equivalent to US $8.3 million and US $651 thousand, respectively, of the principal amount of the bonds.

Such purchases were made at an average price of US $59.75 for each US $100 of nominal value. The amount paid for the aforementioned repurchases was $97,029 and $7,529, generating a gain of $65,363 and $5,072, respectively.

Also, Maxcom carried out administrative procedures to cancel the Repurchased Notes. As a result of such cancellation, the amount outstanding of the Step-up Senior Notes 2020 is MX $1,997,286 equivalent to US $103.4 million (nominal).

At the date of issuance, the estimated fair value of the bonds is US $71,597 and MX $1,366,150.

28.                     Financial statement authorization

The Entity consolidated financial statements and the notes thereto were authorized for issuance on April 11, 2019 by Lauro Cantú Frías, General Director, and Erik González Laureano, Vice President, who is empowered to authorize them.  Therefore, they do not reflect events occurred after that date.

Lauro Cantú Frías	Erik González Laureano
General Director	Financial Vice President

* * * * *

Maxcom Telecomunicaciones, S.A.B de C.V. First Quarter Results 2019

Content        Earnings Results Summary and Relevant IFRS 16 Adoption Commercial Business Unit Residential Business Unit Wholesale Business Unit Consolidated Revenue Costs, Expenses and Other Items Events Network Operation Costs SG & A EBITDA & Operating Income (Loss) Comprehensive Financing Result Taxes Net Income (Loss) CAPEX Indebtedness Stockholders' Equity o o o o o o o o o Celmax Summary Exhibits – Non-Audited Financial Statements

First Quarter 2019 Results Earnings Results Summary and Relevant Events The EBITDA for the quarter amounted to Ps.73 million on a consolidated basis, representing a variation of 116% with respect to 1Q18. Excluding the accounting effect of Ps.37 million in the way operating leases are recorded under new accounting standard IFRS 16 as of January 1, 2019, the consolidated EBITDA was Ps. 35 million and Ps.52 million excluding Celmax operations, representing an increase of Ps.2 million and Ps.18 million compared to 1Q18, respectively. The main factors that explain the variation were: The decrease in Company’s margins is a consequence of the reactivation of Wholesale operation and the impact that it represents in the revenue mix. This business unit reflects an increase in its participation, going from 6% in 4Q18 to 30% in this reported quarter. The Commercial business unit reduced its participation to 55% in this quarter, against 80% in 4Q18. Maxcom´s 1Q19 Performance T O T A L R E V E N U E Ps.377 million WEIGHT (%) 1Q19 Wholesale 30% N E T W O R K O P E R A T I O N C O S T Ps.206 million 42% vs 1Q18  The decrease in revenues from the Residential segment as a result of the progressive execution of wind down plan  Reactivation of the Wholesale business unit, which generated revenues of Ps. 111 million with a 3.2% margin  Strategic sales of surplus capacity of our fiber optic infrastructure through both an IRU and a direct sale  Continuous efforts for improving operational efficiency and overall profitability The Company keeps generating efficiencies mainly in payroll, network maintenance, electricity and sites maintenance. As a result of the foregoing and excluding new lease accounting effects, Maxcom presented an 8% decrease in expenses compared to the same quarter of 2018. With respect to operating cost, the Company presents an increase in cost of Ps. 75 million or 81%, mainly explained by the increase in costs associated with the reactivation of wholesale operations. Residential 8% Commercial 62% G R O S S P R O F I T M A R G I N 45% vs 51% 1Q18 Relevant Events As mentioned in the previous quarter, Maxcom successfully concluded the negotiation of an IRU on two of the long distance backbone routes for a period of 10 years, as well as a transaction for the sale of excess fiber optic capacity. Both transactions generated USD. 8.1 million in cash. E B I T D A Ps.73 million 116% vs 1Q18 On March 18, the Company successfully concluded the repurchase of Bonds through the open market for a face value of USD. 8.9 million. These repurchases were made at an average price of USD. 59.75 per USD.100 face value. After this transaction, the outstanding principal amount of the bonds is USD. 103.4 million. O P E R A T I N G I N C O M E ( L O S S ) Ps.-39 million vs Ps.-27 million 1Q18 As of today, the Company has made repurchases and canceled a total of USD. 72.3 million of the face value of the Step-up Senior Notes 2020 using cash for USD. 45.6 million, which has generated a profit by reducing debt of USD. 26.7 million. These actions have allowed the Company to mitigate significantly the negative effects that the depreciation of the peso has had on the dollar denominated debt. The company has formally begun aprocess to analyze the refinancing alternatives for this debt considering its maturity in June 2020. GROSS MARGIN 64% N E T I N C O M E Ps.-9 million 70% 60% 50% 40% 30% 20% 10% 0% 2Q173Q174Q171Q182Q18 3Q18 4Q181Q19 51% 50% 47% 45% 43% 44% 30%

First Quarter 2019 Results IFRS 16 Adoption value, except for short-term contracts or low-value goods. Until 2018, financial leases were recognized on the balance sheet, but operating leases were recorded as "off-balance sheet" operations. The new recording model involves recognition, for each object of leasing for an asset (right of use from the asset) and liability (future installments payable). Therefore, the financial statements for 1Q19 will be different from those reported until the end of 2018. A summary of balance sheet and profit a loss account effects is presented:  In January 2016, the IASB (International Accounting Standard Board) issued a new accounting standard for lease contracts called International Financial Reporting Standard (“IFRS”) 16, which replaces the current International Accounting Standard (“IAS”) 17. IFRS 16 changes the accounting model that tenants applied until the end of 2018. Under this standard, the distinction between financial and operating leases disappears and practically all leases (of any type of good) will follow the same model and will be recognized in the balance sheet at their present   MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES FINANCIAL AND OPERATING HIGHLIGHTS Figures in millions of pesos, except operat ing dat a Total Revenues EBITDA EBITDA margin (%) 377 73 19% 269 21 8% 40% 248% Net income (loss) (9) (244) 96% Net margin (%) (2%) (91%) Cash and financial instruments 1 CAPEX Debt 2 418 63 2,640 492 19 2,270 (15%) 232% 16% 7% 7.7 7.2 Net debt / LTM EBITDA (X) Customers Commercial Residential RGUs 3 35,865 1,108 34,757 217,191 39,472 1,128 38,344 214,405 (9%) (2%) (9%) 1% 1 Inc ludes long-term restric ted c ash. 2 Debt is c onsidered at fac e value and inc ludes interest payable as of the end of the period. As of January 1, 2019, this amount inc ludes IFRS 16 effec ts. 3 Revenue generating units Item 1Q19 4Q18 % var Concept 1Q19 Balance Sheet Effects Right of Use of Leased Assets Accrued Amortization from Right of Use Assets, Net Short Term Leases Long Term Leases Liabilities, Net P&L Effects EBITDA Benefits by Costs and Expenses Reduction Depreciation and Interest Increase Net Effects 571,658 (29,037) 542,621 86,747 461,493 548,240 37,333 (42,952) (5,619)

maxcom

First Quarter 2019 Results

IFRS 16 Adoption

Concept	1Q19
Balance Sheet Effects	
Right of Use of Leased Assets	571,658
Accrued Amortization from Right of Use	(29,037)
Assets, Net	542,621
Short Term Leases	86,747
Long Term Leases	461,493
Liabilities, Net	548,240
P&L Effects	
EBITDA Benefits by Costs and Expenses Reduction	37,333
Depreciation and Interest Increase	(42,952)
Net Effects	(5,619)

Item	1Q19	4Q18	% var
Total Revenues	377	269	40%
EBITDA	73	21	248%
EBITDA margin (%)	19%	8%	
Net income (loss)	(9)	(244)	96%
Net margin (%)	(2%)	(91%)	
Cash and financial instruments [1]	418	492	(15%)
CAPEX	63	19	232%
Debt [2]	2,640	2,270	16%
Net debt / LTM EBITDA (X)	7.7	7.2	7%
Customers	35,865	39,472	(9%)
Commercial	1,108	1,128	(2%)
Residential	34,757	38,344	(9%)
RGUs [3]	217,191	214,405	1%

[1] Includes long-term restricted cash.

[2] Debt is considered at face value and includes interest payable as of the end of the period. As of January 1, 2019, this amount includes IFRS 16 effects.

[3] Revenue generating units

First Quarter 2019 Results Commercial Business Unit 80 500  As we have mentioned previously, the Company has focused in consolidating this business unit. Although the participation in the income mix had a decrease of 25 percentage points compared to the previous quarter due to the increase in wholesale revenues, we have had a sustained growth in the income along previous quarters. 63 63 400 60 42 300 40 200 20 100 189 219 233 - 0 1Q18 4Q18 Revenue 1Q19 ARPC  Commercial revenue totaled Ps. 233 million, representing an increase of 23% or Ps. 44 million  compared to Ps. 188 million registered during 1Q18. On a sequential basis, revenue grew Ps. 14 million In March, the Company registered a non recurrent sale of excess capacity of our fiber optic infrastructure for a total amount of Ps. 18 million. In addition to this income, Maxcom registed Ps. 7 million corresponding to the revenue recognition associated to the sale of two optical channels within our long distance backbone routes. This transaction totaled USD. 7.3 million over a period of 10 years.   or 6% compared with 4Q18. The average revenue per customer (ARPC) of the Commercial business segment during 1Q19 was Ps. 63 thousand, 50% higher than the Ps. 42 thousand  registeredin sequentially. 1Q18,maintainingthelevel Residential Business Unit both non profitable clusters and the TV services, which were suspended in July 2018. Sequentially, the decrease was 6% or Ps. 2 million.  The Company continues to execute its wind down process, however, management has decided to extend the closure of the 32 remaining clusters and conclude the process in December 2019. As already mentioned, on a cumulative basis 22 clusters have been closed during 2018. The income generated by the segment was Ps. 29 million, which represented 8% of all revenues recorded during 1Q19. This decrease is mainly due to the increase in income generated in the wholesale segment. This participation will continue to decrease in the following quarters as the Company grows its commercial and wholesale  2.5 200 2.0 160  1.5 120 1.8 1.0 80 0.5 40 - - 1Q18 4Q18 1Q19 ARPU RGUs / CUSTOMER  The contribution margin for this business unit was 57% or Ps. 17 million generated by a customer base at the end of the period of 36 thousand. The ARPU of residential customers was Ps. 159 in 1Q19, 1% above the ARPU of Ps. 157 reported in 1Q18 and 3% above Ps. 155 registered in 4Q18. segment operations and continues clusters. Comparedto1Q18,Residential to close  revenue decreased 55% or Ps. 36 million. This reduction is mainly explained by the programmed shutdown of RGUs / CUSTOMER Revenue (Million Pesos) ARPC (Thousand Pesos) ARPU 157155159 2.0 1.7

First Quarter 2019 Results Wholesale Business Unit During this quarter, the revenue in this business unit was Ps. 111 million, a significant increase of 186% compared to the same period of 2018 and 583% above the reported income during 4Q18. These increases are a direct consequence of the reactivation of this business unit. On February 5th, 2019 Maxcom received a series of observations associated to the 2015 audit process being performed by the Servicio de Administracion Tributaria (SAT). In these observations the authority determined that Maxcom did not provide sufficient elements to demonstrate the materiality and indispensability of the interconnection operations carried out with a telecom concessionary and a telecom reseller, both of which provided the Company overseas call termination services. These companies were authorized by the competent authority to provide such services. This determination puts at risk the deductibility of the expenses incurred as well as the crediting of the Value Added Tax (VAT) paid to these suppliers. Maxcom has provided all the elements to detract these observations, technically demonstrating the existence of all the international long distance calls linked to the services received by both companies, as well as its direct relationship with the revenue that Maxcom generated from its international traffic operations. Maxcom has requested the intervention of the Procuraduría de la Defensa del Contribuyente (PRODECON) to reach a conclusive agreement ratifying the Company's position.   Consolidated Revenue 250  On a consolidated basis, total revenues reported in 1Q19 amounted to Ps. 377 million, an increase of 28% when compared to 1Q18, mainly explained by the reactivation of the wholesale business and the increase in the Commercial business segment. 200 150 100 50 16 39 0 Commercial Wholesale Residential 4T18 Others 1T19 400  The recurrent Commercial revenue continues to gain strength and participates in 55% of the Company's total revenues. However, compared to 1Q18, there was a decrease in the revenue mix of 9 percentage points due to the increase in Wholesale revenues. RECURRENT COMMERCIAL REVENUE 230 100 1Q18 COMMERCIALRETAILWHOLESALE 1Q19  Sequentially, the income registered an increase of 40% or Ps.108 million. 210 190 1Q19 4Q18 QoQ % 1Q18 YoY % Commercial W holesale Resident ial Ps. 233 Ps. 111 29 219 16 31 6% Ps. 594% (6%) 188 39 66 24% 185% (56%) 33% 170 150 Ot hers 4 3 33% 3 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 T ot al Ps. 377 Ps. 269 40% Ps. 296 27% 172 182 194 189 218 205 214 207 373 294 37 44 72 233 218 111 189 29 31 665 3 3

First Quarter 2019 Results Network Operating Cost  Gross profit is also affected mainly by the cost of the Wholesale business unit and the adoption of IFRS 16, resulting in an increase of 13% or Ps. 20 million compared to 1Q18. On a sequential basis, it registered an increase of Ps. 45 million or 36%.  Network operating cost in 1Q19 increased 42% to reach Ps. 206 million compared to Ps. 145 million reported in 1Q18. The increase is a consequence of the net effect between the increase in the cost of traffic due to the Wholesale operations and the favorable reclassification of operating leases under new IFRS 16 accounting standard.  As a result of the sale of optical fiber registered in this period, Maxcom recorded a non recurrent cost of sales of Ps. 6 million, which represents 3% of total operating cost.  Excluding this effect, the increase in cost compared to 1Q18 is 62% totaling Ps. 235 million. SG&A Expenses  The decrease in expenses is mainly due to the efficiency effort that has been executed during previous quarters, mainly in payroll, consultants and fees, electricity expenditure and software maintenance. During 1Q19, the Company reported a total Sale and Administration Expenses of Ps. 98 million, 16% less than the Ps. 117 million in 1Q18. On a sequential basis, total expenses decreased 6% or Ps. 7 million.  The headcount at the end of the period was 339 employees, a decrease of 19% compared to the same period of 2018 and a decrease of 6% on a sequential basis. Excluding the effect of IFRS 16, Sale and Administration Expenses decreased by Ps. 10 million or 8% compared to 1Q18. On a sequential basis it had an increase of 2% or Ps. 2 million.  EBITDA  During 1Q19 the EBITDA was Ps. 73 million, which compares favorably against the Ps.34 million recorded during 1Q18. The increase is a direct consequence of the aforementioned effects of the accounting standard IFRS 16, which represented Ps. 37 million of the Ps. 73 million reported. Discounting this effect, the EBITDA presented an increase of 5% or Ps. 2 million, mainly due to the change in Commercial and Residential revenue mix and the reactivation of the Wholesale business unit.  On a cumulative basis, EBITDA shows an increase of 246% or Ps. 52 million, mainly derived from the accounting effects of the IFRS 16 adoption and the sale of optic fiber registered in the quarter. Excluding the accounting effects, the sequential increase was 68% or Ps. 14 million.  Maxcom's quarterly EBITDA without Celmax operations was Ps. 89 million, this amount compares favorably with the Ps. 46 million reported in 1Q18. Without lease effects, the EBITDA excluding Celmax in the quarter was Ps. 52 million.

First Quarter 2019 Results EBITDA & EBITDA Margin 200 50% 37% 160 40% 120 30% 80 11% 20% 40 10% - 0% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 EBITDA EBITDA MARGIN Operating Income (Loss)  The Company recorded an operating loss of Ps. 31 million in 1Q19, which is compared with an operating loss of Ps. 19 million reported in the same period of 2018. The variation is a direct consequence of the adoption effects of IFRS 16, which generated an increase in the depreciation expense of Ps. 29 million in the quarter. On a sequential basis, operating income improved by Ps. 14 million or 31% due to the improvement in EBITDA.  Comprehensive Financing Result  During 1Q19, the Company recorded an integrating financing gain of Ps. 30 million, 32% less compared to the income of Ps. 44 million reported in the same period of 2018. This is mainly due to a lower cash position in dollars with a higher effect of exchange rate depreciation in 2018. In addition to these effects, there was an increase in interest payments for the quarter caused by the increase in the interest rate of the Step-Up Senior Notes from 7% to 8% as of the second half of 2018, as well as an negative effect of the reclassification of the leases under IFRS 16 for Ps. 14 million. As compensation for the increase in expenses generated by foreing exchange and interest payments, a profit was recorded for the repurchase of USD. 8.9 million of the Step-Up Senior Notes for a total of Ps. 70 million during the quarter.   1Q19 1Q18 Ps.  Int erest Expense Int erest (Income) Valuat ion Effect s – Net Exchange Rat e (Gain) Loss – Net 60 (65) 11 (36) 39 27 21 (132) 21 (92) (10) 96 51% (342%) (47%) (73%) T ot al (30) (45) 15 (32%) EBITDA (Millions) EBITDA Margin 179 19% 11%20% 11%17% 89 83 72 74 6%8% 73 34 21 15

First Quarter 2019 Results Taxes  During 1Q19, taxes were recorded for Ps.1 million of ISR. Net Income (Loss)  During 1Q19, the Company recorded a net loss of Ps. 9 million, compared to a net income of Ps. 17 million registered in the same period of 2018. Excluding the results of Celmax, Maxcom generated a net income of Ps. 10 million, 65% less than the net income registered during 1Q18.  Capital Expenditure First Quarter of 2019 First Quarter of 2018 Million Pesos Operating Activities CAPEX Financing Activities 124 (63) (131) (101) (56) 2 Increase (Decrease) in Cash and Financial Instruments Cash and Financial Instruments at Beginning of Period (71) (154) 457 585 Cash and Financial Instruments at End of Period 386 431 Indebtedness  As of March 31, 2019, the Company reported an indebtedness of 2,640 million (the debt is valued at face value and includes interest payable at the end of the period). The Company's leverage ratio measured through the Debt to EBITDA ratio was 9.18 times, while the Net Debt to EBITDA indicator was 7.73 times (for these calculations, is used the EBITDA of the last twelve months). It is worth mentioning that the calculations consider the effects of adoption of the IFRS 16 accounting standard both in EBITDA and in total indebtedness. Maxcom Financial Liabilities at March 31, 2019 1Co nsiders the FIX exchange rate at M arch 29, 2019: P s$ 19.3201per do llar 2 The Step-Up Senio r No tes bear interest (i) fro m the date o f issuance (Octo ber 2013) until June 14, 2016, at the annual fixed rate o f 6% per annum, (ii) fro m June 15, 2016 until June 14, 2018, at the annual fixed rate o f 7% per annum, and (iii) fro m June 15, 2018 until the maturity date, at the annual fixed rate o f 8% per annum; have a maturity date o f June 15, 2020 3 This lo an was signed o n Octo ber 2015 at 9.86% fixed interest rate 3Q18 2Q18 1Q19 4Q18 Net Debt /LTM EBITDA 7.73 7.15 5.23 4.42  As of March 31, 2018, Maxcom maintains cross currency swaps to cover the interests of the Step-Up Senior Notes 2020 for a notional amount of USD$70 million maturing on June 15, 2020. Face Value Figures in Millions Pesos Dollars Total Pesos1 Due date Rate Step-Up Senior Notes 2020 Bancomext - 45.0 103.4 - 1,997.3 45.0 June, 2020 6%, 7% y 8%2 September, 2020 9.86%3 Total financial debt 45.0 103.4 2,042.3

First Quarter 2019 Results Stockholders´ Equity  At the end of 1Q19, the Company reported a total shareholder´s equity of Ps. 727 million. Capital Structure 1Q19 1Q18 Subscribed and paid shares 144,471,081 140,710,530 Celmax Summary  Revenues from this unit came from Ps.3 million in 1Q18 to Ps.5 million in the first quarter of 2019. The variation is due to the increase in recharges and the  The cost reached Ps. 6 million during this quarter, 54% above the Ps.4 million reported in the same quarter of the previous year. The increase is mainly explained by the growth in traffic, the cost of SIMs and the costs of implementation. Total expenses recorded an increase of Ps.4 million versus 1Q18, totaling Ps.16 million at the end of the quarter. The main factors of this increase were the commercial sales force increase and software maintenance expenses associated with the implementation of operation platform. Subscribers at the integrators to the MVNA  end of 1Q19 amounted to  32,000, which represents an increase of 237% compared to the same period of the previous year, and a 20% reduction sequentially. Sequential reductions in prepaid top-ups and subscriber base were due to the expected subscriber rotation for the end-of-year season. Regarding the operational metrics of the aggregator (MVNA), our first MVNO customer launched its commercial operations in April. During the same period, the implementations of our second MVNO client were also concluded. The Company is in the process to start the implementation for a third customer in the second quarter of this year. business transaction platform. Sequentially, expenses decreased by Ps. 4 million or 19% mostly due to a decrease in total sales force. As a result of the above, the negative EBITDA of the business was Ps.17 million, which represents an increase in the loss of Ps.4 million compared to 1Q18. Sequentially, an improvement of 22% was recorded, going from a loss of Ps. 21 million to Ps. 17 million registered in this period.

First Quarter 2019 Results About MAXCOM MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, is a facilities-based telecommunications provider using a “smart-build” approach to deliver “last-mile” connectivity to enterprises and residential customers in the Mexican territory. MAXCOM launched its commercial operations in May 1999 and is currently offering local and long distance telephony services; wired, wireless and cellular data transmission; IP - based TV services and value-added services in Mexico City metropolitan area, Monterrey, Puebla, Querétaro, León, Guadalajara, San Luis Potosí, Tehuacán and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply any certification as to the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility. For more information contact: Rodrigo Wright México, D.F., México (52 55) 4770-1170 rodrigo.wright@maxcom.com This document may include forward-looking statements that are subject to risks, uncertainties and other factors which could cause real results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. Maxcom cautions readers that any forward-looking statement in this press release or made by the Company’s management involves risks and uncertainties that may change based on various important factors not under Maxcom’s control. These forward-looking statements represent Maxcom’s judgment as of the date of this press release. Maxcom disclaims any intent or obligation to update these forward-looking statements. Unless otherwise specified, all references to “USD$” are to United States dollars and references to “Ps.” are to Mexican pesos. Amounts presented in this quarterly report may not add up or may be slightly inconsistent due to rounding.

First Quarter 2019 Results MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (IFRS) Thousands of Mexican Pesos (''Ps.'') As of March 31, 2019 As of December 31, 2018 Var $ Var % A SSETS: CURRENT ASSETS: Cash and financial instruments Ps. 386,035 Ps. 456,544 Ps. (70,509) (15%) 386,035 456,544 (70,509) (15%) Accounts receivable: Customers, net of allowance Recoverable value added tax Other sundry debtors 200,241 58,223 157,289 54,522 42,952 3,701 27% 7% 9,957 10,091 (134) (1%) 268,421 221,902 46,519 21% Inventory Prepaid expenses Total current assets 1,422 1,874 (452) (24%) 52,016 34,306 17,710 52% 707,894 714,626 (6,732) (1%) Telephone network systems and equipment, net Intangible assets, net Rights of use of leased assets, net Long-term restricted cash Deposits in guarantee Deferred taxes Other accounts receivable of long term 2,221,893 254,270 542,622 31,575 9,061 6,033 2,216,637 271,125 - 35,791 9,129 6,033 5,256 (16,855) 542,622 (4,216) (68) - 0% (6%) 100% (12%) (1%) - 32,899 32,899 - - Total assets Ps. 3,806,247 Ps. 3,286,240 Ps. 520,007 16% LIA BILITIES CURRENT LIABILITIES: Bank loans Interest payable Accounts payable and accrued expenses Leases Customer deposits Derivative financial instruments Other taxes payable Total current liabilities Ps. 30,000 49,397 247,552 86,747 21,092 8,698 Ps. 30,000 8,428 215,509 - 21,692 3,542 Ps. - 40,969 32,043 86,747 (600) 5,156 - 486% 15% 100% (3%) 146% 9,740 18,960 (9,220) (49%) 453,226 298,131 155,095 52% LONG-TERM LIABILITIES: Step-up senior notes Leases Bank loans Deferred income Labor obligations Other long-term liabilities Long-term liabilities Total liabilities 1,940,103 461,494 15,000 168,042 1,723 2,135,562 - 22,500 41,720 1,625 (195,459) 461,494 (7,500) 126,322 98 (9%) 100% (33%) 303% 6% 39,170 45,491 (6,321) (14%) 2,625,532 2,246,898 378,634 17% Ps. 3,078,758 Ps. 2,545,029 Ps. 533,729 21% SHA REHOLDERS' EQUITY Capital stock Capital stock subscribed not exhibited Additional paid-in capital Accumulated losses Net income (loss) for the period Other comprehensive income Controlling interest Non-controlling interest Total shareholders' equity Ps. 1,533,254 (12,300) 50,170 (896,012) 479 Ps. 1,533,254 (12,300) 50,170 (615,864) (280,148) Ps. - - - (280,148) 280,627 - - - 45% (100%) (130) 4,475 (4,605) (103%) 675,461 679,587 (4,126) (1%) 52,028 61,624 (9,596) (16%) Ps. 727,489 Ps. 741,211 Ps. (13,722) (2%) Total liabitilies and shareholders' equity Ps. 3,806,247 Ps. 3,286,240 Ps. 520,007 16%

First Quarter 2019 Results

		As of March 31, 2019		As of December 31, 2018		Var $	Var %
ASSETS:							
CURRENT ASSETS:							
Cash and financial instruments	Ps.	386,035	Ps.	456,544	Ps.	(70,509)	(15%)
		386,035		456,544		(70,509)	(15%)
Accounts receivable:							
Customers, net of allowance		200,241		157,289		42,952	27%
Recoverable value added tax		58,223		54,522		3,701	7%
Other sundry debtors		9,957		10,091		(134)	(1%)
		268,421		221,902		46,519	21%
Inventory		1,422		1,874		(452)	(24%)
Prepaid expenses		52,016		34,306		17,710	52%
Total current assets		707,894		714,626		(6,732)	(1%)
Telephone network systems and equipment, net		2,221,893		2,216,637		5,256	0%
Intangible assets, net		254,270		271,125		(16,855)	(6%)
Rights of use of leased assets, net		542,622		-		542,622	100%
Long-term restricted cash		31,575		35,791		(4,216)	(12%)
Deposits in guarantee		9,061		9,129		(68)	(1%)
Deferred taxes		6,033		6,033		-	-
Other accounts receivable of long term		32,899		32,899		-	-
Total assets	**Ps.**	**3,806,247**	**Ps.**	**3,286,240**	**Ps.**	**520,007**	**16%**
LIABILITIES							
CURRENT LIABILITIES:							
Bank loans	Ps.	30,000	Ps.	30,000	Ps.	-	-
Interest payable		49,397		8,428		40,969	486%
Accounts payable and accrued expenses		247,552		215,509		32,043	15%
Leases		86,747		-		86,747	100%
Customer deposits		21,092		21,692		(600)	(3%)
Derivative financial instruments		8,698		3,542		5,156	146%
Other taxes payable		9,740		18,960		(9,220)	(49%)
Total current liabilities		453,226		298,131		155,095	52%
LONG-TERM LIABILITIES:							
Step-up senior notes		1,940,103		2,135,562		(195,459)	(9%)
Leases		461,494		-		461,494	100%
Bank loans		15,000		22,500		(7,500)	(33%)
Deferred income		168,042		41,720		126,322	303%
Labor obligations		1,723		1,625		98	6%
Other long-term liabilities		39,170		45,491		(6,321)	(14%)
Long-term liabilities		2,625,532		2,246,898		378,634	17%
Total liabilities	**Ps.**	**3,078,758**	**Ps.**	**2,545,029**	**Ps.**	**533,729**	**21%**
SHAREHOLDERS' EQUITY							
Capital stock	Ps.	1,533,254	Ps.	1,533,254	Ps.	-	-
Capital stock subscribed not exhibited		(12,300)		(12,300)		-	-
Additional paid-in capital		50,170		50,170		-	-
Accumulated losses		(896,012)		(615,864)		(280,148)	45%
Net income (loss) for the period		479		(280,148)		280,627	(100%)
Other comprehensive income		(130)		4,475		(4,605)	(103%)
Controlling interest		675,461		679,587		(4,126)	(1%)
Non-controlling interest		52,028		61,624		(9,596)	(16%)
Total shareholders' equity	**Ps.**	**727,489**	**Ps.**	**741,211**	**Ps.**	**(13,722)**	**(2%)**
Total liabilities and shareholders' equity	**Ps.**	**3,806,247**	**Ps.**	**3,286,240**	**Ps.**	**520,007**	**16%**

First Quarter 2019 Results MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (IFRS) Thousands of Mexican Pesos (''Ps.'') 3 mont hs ended March 31 vs 3M 2019 $ var 2019% 2018% % var TOTA L REVENUES Ps. 377,404 100% Ps. 295,670 100% Ps. 81,734 28% Network operating services Technical expenses Installation expenses Network operation cost 167,720 38,460 44% 10% 92,645 52,175 31% 18% 75,075 (13,715) 81% (26%) 190 0% 125 0% 65 52% 206,370 55% 144,945 49% 61,425 42% GROSS PROFIT 171,034 45% 150,725 51% 20,309 13% Selling, general and administrative expenses 98,407 26% 117,160 40% (18,753) (16%) EBITDA 72,627 19% 33,565 11% 39,062 116% Depreciation and amortization Other (income) expense 103,316 8,351 52,821 7,369 50,495 96% 982 13% Operating income (loss) (39,040) (26,625) (12,415) 47% Comprehensive (income) cost of financing: Interest expense Interest (income) loss, net Valuation effects, net Exchange (income) loss, net 59,579 (65,343) 11,388 (36,075) 39,393 26,962 21,402 (132,252) 20,186 (92,305) (10,014) 51% (342%) (47%) 96,177 (73%) (30,451) (44,495) 14,044 (32%) INCOME (LOSS) BEFORE TA XES (8,589) 17,870 (26,459) (148%) Taxes: Income taxes Total taxes 527 694 (167) (24%) 527 694 (167) (24%) NET INCOME (LOSS) Ps. (9,116) Ps. 17,176 Ps. (26,292) (153%) Other comprehensive result (4,605) (18,712) 14,107 (75%) COMPREHENSIVE NET INCOME (LOSS) Ps. (13,721) Ps. (1,536) Ps. (12,185) 793% Controlling interest Non-controlling interest 480 (9,596) 23,739 (6,563) (23,259) (98%) (3,033) 46% NET INCOME (LOSS) Ps. (9,116) Ps. 17,176 Ps. (26,292) (153%) Average basic shares Average diluted shares 144,471 146,521 140,711 140,711 Earnings per basic share Earnings per diluted share 0.00 0.00 0.17 0.16 maxcom

First Quarter 2019 Results

	3 months ended March 31				vs 3M 2019	
	2019	%	2018	%	$ var	% var
TOTAL REVENUES	**Ps. 377,404**	100%	**Ps. 295,670**	100%	**Ps. 81,734**	**28%**
Network operating services	167,720	44%	92,645	31%	75,075	81%
Technical expenses	38,460	10%	52,175	18%	(13,715)	(26%)
Installation expenses	190	0%	125	0%	65	52%
Network operation cost	**206,370**	**55%**	**144,945**	**49%**	**61,425**	**42%**
GROSS PROFIT	**171,034**	**45%**	**150,725**	**51%**	**20,309**	**13%**
Selling, general and administrative expenses	98,407	26%	117,160	40%	(18,753)	(16%)
EBITDA	**72,627**	**19%**	**33,565**	**11%**	**39,062**	**116%**
Depreciation and amortization	103,316		52,821		50,495	96%
Other (income) expense	8,351		7,369		982	13%
Operating income (loss)	**(39,040)**		**(26,625)**		**(12,415)**	**47%**
Comprehensive (income) cost of financing:						
Interest expense	59,579		39,393		20,186	51%
Interest (income) loss, net	(65,343)		26,962		(92,305)	(342%)
Valuation effects, net	11,388		21,402		(10,014)	(47%)
Exchange (income) loss, net	(36,075)		(132,252)		96,177	(73%)
	(30,451)		**(44,495)**		**14,044**	**(32%)**
INCOME (LOSS) BEFORE TAXES	**(8,589)**		**17,870**		**(26,459)**	**(148%)**
Taxes:						
Income taxes	527		694		(167)	(24%)
Total taxes	527		694		(167)	(24%)
NET INCOME (LOSS)	**Ps. (9,116)**		**Ps. 17,176**		**Ps. (26,292)**	**(153%)**
Other comprehensive result	(4,605)		(18,712)		14,107	(75%)
COMPREHENSIVE NET INCOME (LOSS)	**Ps. (13,721)**		**Ps. (1,536)**		**Ps. (12,185)**	**793%**
Controlling interest	480		23,739		(23,259)	(98%)
Non-controlling interest	(9,596)		(6,563)		(3,033)	46%
NET INCOME (LOSS)	**Ps. (9,116)**		**Ps. 17,176**		**Ps. (26,292)**	**(153%)**
Average basic shares	144,471		140,711			
Average diluted shares	146,521		140,711			
Earnings per basic share	0.00		0.17			
Earnings per diluted share	0.00		0.16

First Quarter 2019 Results MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (IFRS) Thousands of Mexican Pesos (''Ps.'') Capit al st ock not exhibit ed Addit ional paid-in capit al Ot her comprehensive income Tot al shareholders' equit y Capit al st ock Accumulat ed losses Cont rolling int erest Non-cont rolling int erest Balances as of December 31, 2017 Ps. 1,455,066 Ps. - Ps. 50,170 Ps. (590,647) Ps. 9,496 Ps. 924,085 Ps. 96,804 Ps. 1,020,889 Comprehensive net income - - - 23,739 (18,712) 5,027 (6,563) (1,536) Balances as of March 31, 2018 Ps. 1,455,066 Ps. - Ps. 50,170 Ps. (566,908) Ps. (9,216) Ps. 929,112 Ps. 90,241 Ps. 1,019,353 Capit al st ock not exhibit ed Addit ional paid-in capit al Ot her comprehensive income Tot al shareholders' equit y Capit al st ock Accumulat ed losses Cont rolling int erest Non-cont rolling int erest Balances as of December 31, 2018 Ps. 1,533,254 Ps. (12,300) Ps. 50,170 Ps. (896,013) Ps. 4,475 Ps. 679,586 Ps. 61,624 Ps. 741,210 Comprehensive net income (loss) - - - 480 (4,605) (4,125) (9,596) (13,721) Balances as of March 31, 2019 Ps. 1,533,254 Ps. (12,300) Ps. 50,170 Ps. (895,533) Ps. (130) Ps. 675,461 Ps. 52,028 Ps. 727,489

First Quarter 2019 Results MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (IFRS) Thousands of Mexican Pesos (''Ps.'') 3 mont hs ended March 31 vs 3M 2018 $ var 2019 2018 % var Operating A ctivities: Income (loss) before taxes Ps. (8,590) Ps. 17,870 Ps. (26,460) (148%) Items not requiring the use of cash Cash flow form income (loss) before taxes 57,554 (28,720) 86,274 (300%) 48,964 (10,850) 59,814 (551%) Cash flow from: Accounts receivable Inventory Accounts payable Other assets and liabilities Income taxes Cash flow from operating activities (46,402) 452 32,043 88,543 - (23,786) 1,294 (44,554) (22,641) - (22,616) (842) 76,597 111,184 - 95% (65%) (172%) (491%) - 74,636 (89,687) 164,323 (183%) Net cash flow from operating activities 123,600 (100,537) 224,137 (223%) Investing A ctivities: Telephone network systems and equipment, net Leases (62,849) (55,784) (7,065) 13% (571,658) - (571,658) - Net cash flow used in investing activities (634,507) (55,784) (578,723) 1,037% Financing A ctivities: Bank loans Senior notes Leases Increase of non-controlling interest Capital stock Additional paid-in capital Other financing activities (7,500) (104,559) 548,241 - - - (7,500) - - - - - - (104,559) 548,241 - - - - - - - - - 4,216 9,502 (5,286) (56%) Net cash flow from financing activities 440,398 2,002 438,396 21,898% Increase (decrease) in cash and financial instruments (70,509) (154,319) 83,810 (54%) Cash and financial instruments at beginning of period 456,544 585,271 (128,727) (22%) Cash and financial instruments at end of period Ps. 386,035 Ps. 430,952 Ps. (44,917) (10%)  Important notice: In compliance with provision 4.033.01 and other applicable provisions of the internal regulations of the Mexican Stock Exchan ge (“MSE”), regarding the “Independent Analyst”, Maxcom Telecomunicaciones S.A.B. de C.V. attests that its share, which is listed on the MSE (Maxcom A) and on the OTCQX (MXMTY), is being covered by more than two financial institutions, thus the Company will not request nor has requested registration to the program “Independent Analyst”, likewise Maxcom complies with all applicable regulations of the MSE and the National Banking and Securities Commission.

First Quarter 2019 Results

	3 months ended March 31		vs 3M 2018	
	2019	**2018**	**$ var**	**% var**
Operating Activities:				
Income (loss) before taxes	Ps. (8,590)	Ps. 17,870	Ps. (26,460)	(148%)
Items not requiring the use of cash	57,554	(28,720)	86,274	(300%)
Cash flow form income (loss) before taxes	48,964	(10,850)	59,814	(551%)
Cash flow from:				
Accounts receivable	(46,402)	(23,786)	(22,616)	95%
Inventory	452	1,294	(842)	(65%)
Accounts payable	32,043	(44,554)	76,597	(172%)
Other assets and liabilities	88,543	(22,641)	111,184	(491%)
Income taxes	-	-	-	-
Cash flow from operating activities	74,636	(89,687)	164,323	(183%)
Net cash flow from operating activities	**123,600**	**(100,537)**	**224,137**	**(223%)**
Investing Activities:				
Telephone network systems and equipment, net	(62,849)	(55,784)	(7,065)	13%
Leases	(571,658)	-	(571,658)	-
Net cash flow used in investing activities	**(634,507)**	**(55,784)**	**(578,723)**	**1,037%**
Financing Activities:				
Bank loans	(7,500)	(7,500)	-	-
Senior notes	(104,559)	-	(104,559)	-
Leases	548,241	-	548,241	-
Increase of non-controlling interest	-	-	-	-
Capital stock	-	-	-	-
Additional paid-in capital	-	-	-	-
Other financing activities	4,216	9,502	(5,286)	(56%)
Net cash flow from financing activities	**440,398**	**2,002**	**438,396**	**21,898%**
Increase (decrease) in cash and financial instruments	**(70,509)**	**(154,319)**	**83,810**	**(54%)**
Cash and financial instruments at beginning of period	456,544	585,271	(128,727)	(22%)
Cash and financial instruments at end of period	**Ps. 386,035**	**Ps. 430,952**	**Ps. (44,917)**	**(10%)**